NOTICE OF 2007 ANNUAL MEETING

PROXY STATEMENT FOR 2007 ANNUAL MEETING

2006 ANNUAL REPORT

SAUER-DANFOSS INC.
250 Parkway Drive, Suite 270
Lincolnshire, Illinois 60069

Krokamp 35
24539 Neumünster, Germany

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD JUNE 14, 2007

TO OUR STOCKHOLDERS:

The annual meeting of stockholders of Sauer-Danfoss Inc., a Delaware corporation, will be held at Sauer-Danfoss GmbH & Co. OHG, Krokamp 35, Neumünster, Germany, on Thursday, June 14, 2007, commencing at 8:30 a.m. local time. At the meeting, stockholders will act on the following matters:

1.                To elect ten (10) directors for a term expiring at the annual meeting of stockholders to be held in 2008 and until their respective successors are duly elected and shall qualify.

2.                To ratify the appointment of KPMG LLP as the Company’s independent registered public accounting firm for 2007.

3.                To transact such other business as may properly come before the meeting or any postponement, adjournment, or adjournments.

Stockholders of record at the close of business on April 18, 2007 are entitled to notice of and to vote at the annual meeting or any postponement, adjournment, or adjournments.

Whether or not you expect to attend the Annual Meeting, please either complete, date, sign, and return the accompanying proxy card in the provided envelope or vote your shares by telephone or via the Internet using the instructions on the enclosed proxy card as promptly as possible in order to ensure your representation at the meeting. Even if you have given your proxy, whether by mail, by telephone, or via the Internet, you may still vote in person if you attend the meeting. If your shares are held of record by a broker, bank, or other nominee (“Street Name”) you will need to obtain from the institution that holds your shares and bring to the meeting a proxy issued in your name, authorizing you to vote the shares.

By order of the Board of Directors,

Kenneth D. McCuskey
Corporate Secretary

Lincolnshire, Illinois
April 27, 2007

I-1

SAUER-DANFOSS INC.
250 Parkway Drive, Suite 270
Lincolnshire, Illinois 60069

Krokamp 35
24539 Neumünster, Germany

PROXY STATEMENT

April 27, 2007

GENERAL INFORMATION

Solicitation and Revocability of Proxies

The enclosed proxy is being solicited on behalf of the Board of Directors of Sauer-Danfoss Inc. (the “Company”) for use at the annual meeting of the stockholders to be held on June 14, 2007 (the “Annual Meeting”), and at any postponement, adjournment, or adjournments. Most stockholders have a choice of voting via the Internet, by using a toll-free telephone number, or by completing a proxy card and mailing it in the envelope provided. Check your proxy card or the information forwarded by your bank, broker, or other holder of record to see which options are available to you. Please be aware that if you vote over the Internet, you may incur costs such as telecommunication and Internet access charges for which you will be responsible. The telephone voting facilities and the Internet voting facilities for stockholders of record will be available until 12:00 pm CDT on June 12, 2007, two days prior to the Annual Meeting.

Any proxy given does not affect your right to vote in person at the meeting and may be revoked at any time before it is exercised by notifying Kenneth D. McCuskey, Corporate Secretary, by mail, telegram, or facsimile, by timely delivery of a properly executed, later-dated proxy (including an Internet or telephone vote) or by appearing at the Annual Meeting in person and voting by ballot. Persons whose shares are held of record by a brokerage house, bank, or other nominee and who wish to vote at the meeting, must obtain from the institution holding their shares a proxy issued in such person’s name.

The Company intends to mail this Proxy Statement and the accompanying proxy on or about April 27, 2007.

Expense of Solicitation

The Company will bear the entire cost of solicitation of proxies, including the preparation, assembly, printing, and mailing of this Proxy Statement, the accompanying proxy and any additional information furnished to stockholders. The Company will reimburse banks, brokerage houses, custodians, nominees, and fiduciaries for reasonable expenses incurred in forwarding proxy material to beneficial owners. In addition to solicitations by mail, officers, other regular employees and directors of the Company may, but without compensation other than their regular compensation, solicit proxies in person or by telephone, facsimile or electronic means. The Company does not expect to pay any compensation for the solicitation of proxies.

Voting of Proxies

All shares entitled to vote and represented by properly completed proxies received prior to the Annual Meeting and not revoked will be voted in accordance with the instructions on the proxy. If no instructions are indicated on a properly completed proxy, the shares represented by that proxy will be voted for the election of the nominees for director designated below and for ratification of the appointment of KPMG LLP as independent registered public accounting firm of the Company for 2007.

Persons Entitled to Vote

Only holders of common stock of the Company of record as of the close of business on April 18, 2007 are entitled to notice of and to vote at the Annual Meeting. At the close of business on that date, 48,125,961 shares of common stock were outstanding. Holders of common stock are entitled to one (1) vote for each share held on all matters to be voted upon. Shares cannot be voted at the Annual Meeting unless the owner is present in person or represented by proxy. The directors shall be elected by an affirmative vote of a plurality of the shares that are entitled to vote on the election of directors and that are represented at the meeting by stockholders who are present in person or by proxy, assuming a quorum is present. The ten nominees for director receiving the greatest number of votes at the Annual Meeting will be elected as directors. For all other matters to be voted upon at the Annual Meeting, the affirmative vote of a majority of shares present in person or represented by proxy, and entitled to vote on the matter, is necessary for approval.

When a broker or other nominee holding shares for a customer votes on one proposal, but does not vote on another proposal because the broker or nominee does not have discretionary voting power with respect to such proposal and has not received instructions from the beneficial owner, it is referred to as a “Broker Nonvote.”  Properly executed proxies marked “Abstain” or proxies required to be treated as “Broker Nonvotes” will be treated as present for purposes of determining whether there is a quorum at the meeting. Abstentions will be considered shares entitled to vote in the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker Nonvotes are counted towards a quorum, but are not counted for any purpose in determining whether a matter has been approved.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of March 23, 2007, with respect to shares of common stock of the Company that were owned beneficially by:  (i) each beneficial owner of more than 5% of the outstanding shares of common stock; (ii) each of the directors; (iii) each of the named executive officers of the Company; and (iv) all executive officers and directors of the Company as a group.

Beneficial Owners, Directors, and Executive Officers	Number of Shares Beneficially Owned (1)		Percent of Outstanding Shares
Sauer Holding GmbH(2)	36,629,787	(3)	76.1%
Danfoss Murmann Holding A/S(4)	35,415,962	(5)	73.6%
Danfoss A/S(4)	35,415,962	(5)	73.6%
Klaus H. Murmann, Director and Chairman Emeritus(2)	36,635,787	(3)	76.1%
Hannelore Murmann(2)	36,635,787	(3)	76.1%
Nicola Keim, Director(2)	10,000		*
Sven Murmann, Director and Vice Chairman(2)	36,639,787	(3)	76.1%
David J. Anderson, Director, President and Chief Executive Officer	48,045	(6)	*
James R. Wilcox, Executive Vice President and President—Work Function Division	25,182	(7)	*
Karl J. Schmidt, Executive Vice President and Chief Financial Officer	16,720	(8)	*
Hans J. Cornett, Executive Vice President and Chief Marketing Officer	34,795		*
Thomas K. Kittel, Executive Vice President and President—Propel Division	161,012		*
Jørgen Clausen, Director and Chairman	67,000		*
Ole Steen Andersen, Director	9,000		*
Johannes F. Kirchhoff, Director	10,400		*
Hans Kirk, Director	9,000		*
F. Joseph Loughrey, Director	11,000	(9)	*
Steven H. Wood, Director	6,000		*
All directors and executive officers as a group (20 persons)	37,130,365	(10)	77.2%

*                 Represents less than 1%.

       (1) Unless otherwise indicated in the following notes, each of the stockholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned. The following footnotes describe those shares which are beneficially owned by more than one person listed above.

       (2) The mailing address for each of these entities and persons is c/o Sauer Holding GmbH, Krokamp 35, 24539 Neumünster, Germany.

       (3) These shares include 18,087,825 shares owned directly by Sauer Holding GmbH, a German limited liability company (“Sauer Holding”), 300,000 shares owned directly by SDW Stiftung Deutsche Wirtschaft, a German foundation (the “Stiftung”), and 18,241,962 shares owned directly by Danfoss Murmann Holding A/S (the “Holding Company”). Sauer Holding possesses only shared dispositive power and no voting power over 10,361,500 of the shares which it owns directly, as to which an irrevocable voting proxy (the “Voting Proxy”) has been granted to the Holding Company. Sauer Holding possesses shared voting and dispositive power over 6,812,500 of the shares which it owns directly. Sauer Holding possesses shared voting, but no dispositive, power over the 300,000 shares owned directly by the Stiftung. As a result of its 50% voting power over the Holding Company, Sauer Holding has shared voting and dispositive power over the 18,241,962 shares owned directly by the Holding Company. Sauer Holding disclaims beneficial ownership of the 18,541,962 shares directly owned in the aggregate by the Holding Company and the Stiftung. Klaus H. Murmann, Hannelore Murmann, and Sven Murmann, as members of Sauer Holding, have shared voting and dispositive power over 36,329,787 shares directly owned in the aggregate by Sauer Holding and the Holding Company and shared voting, but no dispositive, power over 300,000 shares owned directly by the Stiftung. In addition, Klaus H. Murmann and Hannelore Murmann have shared dispositive power over the 300,000 shares owned directly by the Stiftung. Klaus H. Murmann, Hannelore Murmann, and Sven Murmann each disclaims beneficial ownership of the 36,629,787 shares owned directly in the aggregate by Sauer Holding, the Stiftung, and the Holding Company. Hannelore Murmann further disclaims beneficial ownership of 6,000 shares owned directly by Klaus H. Murmann.

       (4) The mailing address for each of these entities is Nordborgvej 81, 6430 Nordborg, Denmark.

       (5) These shares include 18,241,962 shares owned directly by the Holding Company. As a result of its 50% voting power over the Holding Company, Danfoss A/S has shared voting and dispositive power over these shares. These shares also include 10,361,500 shares owned directly by Sauer Holding that are subject to the Voting Proxy. The Holding Company has sole voting power, but no dispositive power (sole or shared), over these shares. Danfoss A/S has shared voting and dispositive power over these shares. These shares also include 6,812,500 shares owned directly by Sauer Holding, as to which the Holding Company and Danfoss A/S have shared voting and dispositive power. The Holding Company disclaims beneficial ownership of 6,812,500 of these shares. Danfoss A/S disclaims beneficial ownership of all 35,415,962 of these shares.

       (6) Mr. Anderson deferred receipt of 54,628 shares of stock awarded to him pursuant to the Company’s 1998 Long-Term Incentive Plan on February 21, 2006. These shares are not included in Mr. Anderson’s total stockholdings shown in this table.

       (7) Mr. Wilcox deferred receipt of 21,723 shares of stock awarded to him pursuant to the Company’s 1998 Long-Term Incentive Plan on February 21, 2006 and 50,532 shares awarded on March 1, 2007. These shares are not included in Mr. Wilcox’s total stockholdings shown in this table.

       (8) Mr. Schmidt deferred receipt of 26,703 shares of stock awarded to him pursuant to the Company’s 1998 Long-Term Incentive Plan on March 1, 2007. These shares are not included in Mr. Schmidt’s total stockholdings shown in this table.

       (9) Mr. Loughrey disclaims beneficial ownership with respect to 3,000 of these shares which are owned directly by his wife.

(10) Includes stock owned by the spouses and children of certain directors and executive officers.

GOVERNANCE OF THE COMPANY

The Company’s Board of Directors (the “Board”), currently has ten members, three of whom meet the New York Stock Exchange standard for independence. The Board has an Executive Committee, an Audit Committee, a Compensation Committee and a Nominating Committee. All members of the Audit Committee and Compensation Committee are independent directors, but the two members of the Nominating Committee are not independent. The corporate governance listing standards of the New York Stock Exchange provide that a company of which more than 50% of the voting power is held by an individual, a group or another company (a “controlled company”) need not comply with the Exchange’s listing standards requiring that a majority of the Board be independent and that listed companies have a nominating/corporate governance committee and a compensation committee each composed entirely of independent directors with a written charter that addresses specific items. The Company considers itself to be a controlled company because approximately 73.6% of the voting power of the Company’s common stock is owned or controlled by Danfoss Murmann Holding A/S. Accordingly, the Company has elected to utilize the exemption from the requirement that a majority of the Board be independent and from the provisions relating to a nominating/corporate governance committee.

The Board held four meetings during 2006. Each director attended at least 75% of the aggregate of the total number of meetings of the Board and the total number of meetings held by all committees of the Board on which the directors served during 2006. It is the policy of the Board that each director of the Company is expected to attend annual meetings of the stockholders of the Corporation, it being understood, however, that a director infrequently may be unable to attend annual meetings of the stockholders of the Company due to illness, a previously scheduled meeting of importance or other irreconcilable conflict. All of the directors attended the Company’s annual stockholders meeting in June of 2006.

The non-management directors of the Company have adopted a schedule to meet in private session at the end of or prior to each regular meeting of the Board without any management director or executive officer being present. The non-management directors have also adopted the policy that the Chairman of the Board, or in his absence, the Vice Chairman, shall preside at all such meetings. In addition, at least once a year, only independent, non-employee directors shall meet in private session.

Basis for Board Determination of Independence of Directors

The Board has adopted Corporate Governance Guidelines (the “Guidelines”), that provide, among other things, that at least three directors must be independent. The Guidelines can be viewed on the Company’s investor relations website at http://ir.sauer-danfoss.com, and the Company will mail, without charge, a copy of the Guidelines upon written request to Kenneth D. McCuskey, Corporate Secretary at 2800 East 13th Street, Ames, Iowa 50010. To be considered “independent” under the Guidelines, a person must be determined by the Board to have no material relations, directly or indirectly, with the Company or its affiliates or any other director or elected officer of the Company, and must otherwise be independent as that term is defined under the listing standards of the New York Stock Exchange, but also without the appearance of any conflict in serving as a director. In addition to applying these guidelines, the Board shall consider all relevant facts and circumstances in making an independence determination.

The Board undertook its annual review of director independence with respect to the three persons considered independent at its meeting on March 21, 2007. The Board determined whether the three persons under consideration met the objective listing standards of the New York Stock Exchange regarding the definition of “independent director,” which standards provide that a director is not independent if:

•       The director is, or has been within the last three years, an employee of the Company, or an immediate family member is, or has been within the last three years, an executive officer of the Company.

•       The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

•       (A)  The director or an immediate family member is a current partner of a firm that is the Company’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Company’s audit within that time.

•       The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Company’s present executive officers at the same time serves or served on that Company’s compensation committee.

•       The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.

The Board also considered whether there were any other transactions or relations between each of said three persons or any member of his immediate family and the Company and its subsidiaries and affiliates that would affect the independence of such persons and concluded that there were none.

As a result of its review, the Board affirmatively determined that Johannes F. Kirchhoff, F. Joseph Loughrey and Steven H. Wood are independent of the Company and its management under the standards set forth in the Guidelines.

Executive Committee

The Executive Committee possesses all of the powers of the Board, except for certain powers specifically reserved by Delaware law to the Board. The Executive Committee held two meetings during 2006. Jørgen M. Clausen, Sven Murmann and David J. Anderson are the current members of the Executive Committee.

Audit Committee

The Audit Committee is currently composed of three directors, none of whom is an employee of the Company. The Audit Committee currently consists of Messrs. Wood (Chairman), Kirchhoff and Loughrey. All of the members of the Audit Committee are independent within the meaning of the Securities and Exchange Commission’s (“SEC”) regulations, the current listing standards of the New York Stock Exchange and the Company’s Corporate Governance Guidelines. In addition, the Board has determined that at least one member of the Audit Committee meets the New York Stock Exchange listing standard of having accounting or related financial management expertise.

The Board has also determined that Steven H. Wood meets the SEC’s criteria of an “audit committee financial expert.” Mr. Wood’s extensive background and experience includes presently serving as Chief Financial Officer of Becker-Underwood, Inc., a supplier of non-pesticide specialty chemical and biological products within the agricultural, landscape, turf, and horticulture industries, and formerly serving as Vice President and Corporate Controller of Metaldyne Corporation, a global designer and supplier of metal-based components, assemblies and modules for the automotive industry, and before that as Executive Vice President and Chief Financial Officer of Maytag Corporation. Prior to joining Maytag, he was an auditor with Ernst & Young, a public accounting firm, and successfully completed the examination for Certified Public Accountants. Mr. Wood is independent as that term is used in the New York Stock Exchange’s listing standards relating to director independence.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm. The Committee also reviews the scope of the annual audit activities of the independent registered public accounting firm and the Company’s internal auditors, reviews audit and quarterly results and administers the Worldwide Code of Legal and Ethical Business Conduct and the Code of Ethics for Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer or Controller and Other Senior Finance Staff. All of the Committee’s duties and responsibilities are set forth in a written Audit Committee Charter. The Charter can be viewed on the Company’s investor relations website at http://ir.sauer-danfoss.com and the Company will mail, without charge, a copy of the Audit Committee Charter upon written request to Kenneth D. McCuskey, Corporate Secretary at 2800 East 13th Street, Ames, Iowa 50010. The Audit Committee held four meetings and three telephonic meetings during 2006.

Compensation Committee

The Compensation Committee is currently composed of three directors, none of whom is an employee of the Company. The Compensation Committee reviews and determines the salaries of the executive officers of the Company and administers the Company’s Annual Officer Performance Incentive Plan, the 1998 Long-Term Incentive Plan, the 2006 Omnibus Incentive Plan, the Deferred Compensation Plan for Selected Employees, the 409A Deferred Compensation Plan for Selected Employees, and the Supplemental Executive Savings & Retirement Plan. All of the duties of the Compensation Committee are set forth in a written Charter last amended and restated as of April 27, 2005, which can be viewed on the Company’s investor relations website at http://ir.sauer-danfoss.com and the Company will mail, without charge, a copy of the Compensation Committee Charter upon written request to Kenneth D. McCuskey, Corporate Secretary at 2800 East 13th Street, Ames, Iowa 50010. The Compensation Committee held four meetings and one telephonic meeting in 2006. The current members of the Compensation Committee are Messrs. Kirchhoff (Chairman), Loughrey and Wood, all of whom are independent as defined under the current listing standards of the New York Stock Exchange.

Nominating Committee

The current members of the Nominating Committee are Messrs. Jørgen Clausen and Klaus Murmann, neither of whom is independent under the New York Stock Exchange’s current listing standards. The Nominating Committee recommends to the Board proposed nominees whose election at the next annual meeting of stockholders will be recommended by the Board. The Nominating Committee acted once by unanimous written consent in 2006. The Nominating Committee does not currently have a written charter, but does follow the guidelines described in the following section.

Consideration of Nominees, Qualifications and Procedures

The Nominating Committee of the Board adopted the policy in March 2004 that it will consider qualified candidates for director that are suggested by stockholders. Stockholders can recommend qualified candidates for director by writing to:  Nominating Committee, Attention:  Kenneth D. McCuskey, Corporate Secretary, Sauer-Danfoss Inc., 2800 East 13th Street, Ames, Iowa 50010. Recommendations should set forth detailed information regarding the candidate, including the person’s background, education, business, community and educational experience, other Boards of Directors of publicly held corporations on which the candidate currently serves or has served in the past and other qualifications of the candidate to serve as a director of the Company. All recommendations must be received by January 1 in order to be considered as a nominee for director at the annual meeting of stockholders to be held in such year. Recommendations that are received that meet the conditions set forth above shall be forwarded to the Nominating Committee for further review and consideration.

The Nominating Committee is responsible for recommending to the full Board of Directors nominees for election as directors. In evaluating director nominees, the Nominating Committee shall consider, among other things, the following factors:

•       The needs of the Company with respect to the particular talents and experience of its directors

•       The extent to which the candidate would contribute to the range of talent, skill and expertise appropriate for the Board

•       The ability of the candidate to represent the interests of the stockholders of the Company

•       The candidate’s standards of integrity, commitment and independence of thought and judgment

•       The candidate’s ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties as a director of the Company, taking into account the candidate’s services on other boards, including public and private company boards as well as not-for-profit boards, and other business and professional commitments of the candidate

•       The knowledge, skills and experience of the candidate, including experience in the Company’s industry, business, finance, administration or public service, in light of prevailing business conditions

•       Experience with accounting rules and practices

•       Familiarity with national and international business matters

•       The desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members

The Nominating Committee will also consider such other relevant factors as it deems appropriate, including the current composition of the Board, the need for independent directors, the need for Audit Committee expertise and the evaluations of other candidates. Other than considering the factors set forth above, there shall be no stated minimum criteria for director nominees.

The Nominating Committee will identify candidates by first evaluating the current members of the Board of Directors willing to continue in service. If any member of the Board does not wish to continue in service or if the Nominating Committee or the Board decides not to re-nominate a member for election to the Board, the Nominating Committee shall identify the desired skills and experience of a new candidate in light of the factors set forth above. Current members of the Board of Directors may be polled for suggestions as to individuals meeting the criteria of the Nominating Committee, and qualified candidates recommended by stockholders shall be considered. Research may be performed to identify qualified individuals. The Nominating Committee may, but shall not be required to, engage third parties to identify or evaluate or assist in identifying potential candidates. The Nominating Committee has from time to time utilized an executive search firm to assist in identifying potential candidates.

In connection with its evaluation of candidates, the Nominating Committee shall determine which, if any, candidates shall be interviewed, and if warranted, one or more members of the Nominating Committee, and others as appropriate, shall interview prospective candidates in person or by telephone. After completing this evaluation and interview process, the Nominating Committee shall make a recommendation to the full Board of Directors as to the persons who should be nominated by the Board of Directors.

Agreement Regarding Nominees for Director

Entities and persons under the control of Klaus H. Murmann, Chairman Emeritus and a director of the Company, and Sven Murmann, Vice Chairman and a director of the Company (the “Murmann Family”), and Danfoss A/S (“Danfoss”) have entered into an agreement regarding their ownership of the common stock owned by Danfoss Murmann Holding A/S (the “Holding Company Agreement”). Pursuant to the Holding Company Agreement, the Murmann Family and Danfoss will each identify for recommendation to the Company’s Nominating Committee three candidates for Director who may be associated with the Murmann Family or Danfoss. In addition, the Murmann Family and Danfoss will each identify for recommendation two additional candidates for Director. One such candidate recommended by the Murmann Family will be the Company’s Chief Executive Officer and President and the remaining three such candidates must be independent from and not associated or affiliated with the Murmann Family or Danfoss. With respect to the current nominees for election as Directors, Klaus H. Murmann, Nicola Keim and Sven Murmann were recommended by the Murmann Family and Messrs. Ole Steen Andersen, Jørgen Clausen and Hans Kirk were recommended by Danfoss.

Stockholder Communications with the Board

The Corporate Governance Guidelines of the Company set forth the method by which stockholders may  communicate with the Board. Stockholders and other parties interested in communicating directly with the Chairman of the Board or with the non-management directors as a group or with the entire Board of Directors as a group or with an individual director may do so in writing addressed to such person or group at: Sauer-Danfoss Inc., 2800 East 13th Street, Ames, Iowa 50010, Attn: Corporate Secretary. The Corporate Secretary shall review all such correspondence and shall forward all those not deemed frivolous, threatening or otherwise inappropriate to each member of the group or to the individual director to whom the correspondence is directed. The Corporate Secretary shall maintain a log of all correspondence received by the Corporation that is addressed to members of the Board and directors may at any time review such log and request copies of any such correspondence. Letters containing concerns relating to accounting, internal controls or auditing matters will immediately be brought to the attention of the Company’s Internal Corporate Counsel and handled in accordance with procedures established by the Audit Committee with respect to such matters.

Code of Conduct and Code of Ethics

The Company’s Worldwide Code of Legal and Ethical Business Conduct (the “Code of Conduct”) has been in effect for a number of years and was last updated in January 2007. The Code of Conduct applies to every employee, agent, representative, consultant and director of the Company. The Code of Conduct  requires that the Company’s employees, agents, representatives, consultants and directors avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company’s best interests.

Overall administration of the Code of Conduct is the responsibility of the Audit Committee. Day-to-day administration of the Code of Conduct is the responsibility of the Corporate Business Conduct Committee that assists the Company’s employees in complying with the requirements of the Code of Conduct. Employees are encouraged to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Conduct.

The Company has also adopted the Sauer-Danfoss Inc. Code of Ethics for Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer or Controller and Other Senior Finance Staff (the “Code of Ethics”). The Code of Ethics is intended to comply with the provisions of Section 406 of the Sarbanes-Oxley Act of 2002 and regulations of the SEC. The Code of Ethics is intended to promote honesty and integrity, the avoidance of conflicts of interests, full, accurate, and timely disclosure of financial reports, and compliance with laws and regulations and other matters.

The Code of Conduct and the Code of Ethics are posted on the Company’s investor relations website at http://ir.sauer-danfoss.com. The Company will mail without charge, upon written request, a copy of the Code of Conduct and/or Code of Ethics. Requests should be sent to Kenneth D. McCuskey, Corporate Secretary at 2800 East 13th Street, Ames, Iowa  50010.

Transactions with Related Persons

In connection with the acquisition of Danfoss Fluid Power on May 3, 2000, the Company entered into several agreements with Danfoss A/S to purchase ongoing operational services from Danfoss A/S. These services include rental of shared facilities, administrative support and information technology support. Fees are paid on a monthly basis. Total expense recognized for goods and services purchased from Danfoss A/S for 2006 was approximately $63,400,000. Danfoss A/S is an indirect beneficial owner of more than 5% of the outstanding common stock of the Company.

For a number of years, the Company has sold products to FAUN Umwelttechnik GmbH & Co. KG, which is owned by Johannes F. Kirchhoff, a director of the Company, and members of his family. These sales are made pursuant to purchase orders entered into in the ordinary course of business. Sales in 2006 totaled approximately $1,200,000.

Review, Approval or Ratification of Transactions with Related Persons

The Company informs all of its directors and executive officers, as well as other personnel who serve in positions that give them routine knowledge of potential transactions with related persons, that they must inform specified individuals in management of transactions that meet the definitions provided in Item 404(a) of Regulation S-K (“related-person transactions”). Potential related-person transactions are reviewed by the Company’s Audit Committee, which has the authority to approve or deny any such transaction. At least once per quarter, the Company’s Secretary inquires of the individuals designated to received reports of potential related-person transactions and relays any previously unreported transactions to the Audit Committee. The Company does not have a written related-person transaction policy.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors (the “Board”) of Sauer-Danfoss Inc. (the “Corporation”) acts under the Sauer-Danfoss Inc. Audit Committee Charter, as amended and restated by the Board on February 22, 2006, which Charter provides that the purpose of the Audit Committee is to represent and assist the Board with the oversight of:

•       the accounting, reporting and financial practices of the Corporation and its subsidiaries, including the integrity of the Corporation’s financial statements;

•       the functioning of the Corporation’s systems of internal accounting and financial controls;

•       the independent registered public accounting firm’s qualifications and independence;

•       the performance of the Corporation’s internal audit functions and the independent registered public accounting firm;

•       the Corporation’s compliance with legal and regulatory requirements, and its ethics programs as established by management and the Board, including the Corporation’s Worldwide Code of Legal and Ethical Business Conduct and any separate ethics code that relates to the integrity of the Corporation’s financial reporting or applies to the Chief Executive Officer, Chief Financial Officer, or other senior financial officers.

Management has the primary responsibility for the Corporation’s financial statements and the financial reporting process, including the system of internal controls. The full text of the Audit Committee Charter is available under the Corporate Governance section of the Corporation’s investor relations website at http://ir.sauer-danfoss.com.

In fulfilling its oversight responsibilities, the Audit Committee has discussed with KPMG LLP (“KPMG”), the Corporation’s independent registered public accounting firm, the overall scope and plans for their audit. The Audit Committee met with both management and KPMG to review and discuss the audited financial statements.

The Audit Committee reviewed with KPMG their judgments as to the quality and acceptability of the Corporation’s accounting principles. The Audit Committee’s review included discussion with KPMG of the matters required to be discussed pursuant to Statement on Auditing Standards No. 61, as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee has received and reviewed the written disclosures and the letter from KPMG required by the Independence Standards Board, Standard No. 1, “Independence Discussions With Audit Committees,” as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and has discussed with KPMG, among other things, matters relating to its independence. The Audit Committee has also considered the compatibility of the non-audit services provided by KPMG with its independence.

Based on the reviews and discussions referred to above, the Audit Committee recommends to the Board of Directors that the audited financial statements for the year ended December 31, 2006 be included in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006, for filing with the Securities and Exchange Commission.

Members of the Audit Committee:
Steven H. Wood, Chairman
Johannes F. Kirchhoff
F. Joseph Loughrey
March 20, 2007

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Sauer-Danfoss Inc. (the “Company” or “we”) presents this Compensation Discussion and Analysis (CD&A) to discuss its executive compensation program. Our Chief Executive Officer (the “CEO”), Chief Financial Officer (the “CFO”) and other executive officers participate in the executive compensation program.

The Summary Compensation Table on page II-20 and the subsequent disclosure tables reflect compensation paid to our CEO, CFO and to certain other executive officers (collectively, the “Named Executive Officers”). In general, this CD&A discussion applies equally to each of the Named Executive Officers. Where needed for clarification, we have provided information on the treatment of individual Named Executive Officers.

Role of Compensation Committee and Management in Executive Compensation Matters

The Compensation Committee of our Board of Directors (the “Committee”) consists of three independent directors as defined by current New York Stock Exchange listing standards. The Committee has the final say and ultimate authority in all matters relating to our executive compensation program. The Committee’s authority encompasses areas such as:

•       The overall design of our executive compensation program

•       The determination of individual compensation elements and amounts for specific executives

•       The determination of incentive compensation performance measures and targets

From time to time, the Committee uses Hewitt Associates, LLP (“Hewitt”) as its consultant with respect to executive compensation matters.

Management’s role with respect to executive compensation matters is limited to making recommendations to the Committee, based on Management’s understanding of the Company’s compensation and performance objectives. The Committee considers Management’s input, but exercises independent judgment in making final decisions with respect to all matters affecting our executive compensation program.

Executive Compensation Goals and Objectives

The Sauer-Danfoss Global Reward Philosophy, adopted in 2002, outlines the goals and objectives for our executive compensation program. Our executive compensation program allows us to:

•       Attract, motivate and retain quality leaders

•       Promote teamwork and cooperation on a global basis

•       Enhance shareholder value

•       Tie executive compensation levels to business results

•       Preserve the tax deductibility of our executive compensation

We gear our executive compensation program towards pay for performance. Within the program, we combine individual, business unit, division and total company performance elements. For our senior executives, the total Company performance elements have the greatest impact on total compensation. We stress total Company performance elements because they have the greatest impact on shareholder value creation. Total Company performance elements also help us to promote global teamwork and cooperation among business units and divisions.

We design our executive compensation program to be market-based. Based on a review of survey data from a variety of external sources, we believe our executive compensation program is comparable to and competitive with the market median of compensation programs for similarly sized companies in similar industries. In comparing our executive compensation program to market, we consider such items as the proper balance between fixed and variable compensation and the proper annual and long-term incentive target opportunities. In our market comparisons, we generally look to survey data related to durable goods manufacturing companies with comparable revenue size.

We also consider internal equity in the administration of our executive compensation program. We perform a formal job evaluation process for all executive positions, rating them on a point-factor basis. We then use the position ratings to help ensure that our executive compensation program is aligned for comparable positions on a global basis.

The Committee routinely reviews our executive compensation program and its individual elements in light of the goals and objectives outlined above.

Elements Of Executive Compensation Program

Our executive compensation program is comprised of the following elements which are described in further detail below:

•       Base Salary

•       Annual Incentive Awards

•       Long-Term Incentive Awards

•       Retirement & Savings Plans

•       Additional Cash Compensation and Perquisites

•       Other Potential Post-Employment Compensation

Base Salary

We provide a base salary to our CEO and executive officers. The Committee determines the base salary for the CEO and our executive officers each year based upon a variety of data. Data used for this purpose include the following:

•       Market survey information for similar positions in companies like ours in size and industry

•       The Board of Directors’ annual performance evaluation of the CEO relative to established objectives

•       The CEO’s annual performance evaluations of the other executives relative to established objectives

•       Individual experience and expertise

•       Internal equity

Base salaries are one of the easiest elements of compensation to compare between different companies. We consider maintaining adequate annual base salary levels to be critical towards the stated goal of attracting, motivating and retaining quality leaders.

By considering individual performance ratings in the annual base salary review process, our top-performing executive officers will generally receive the largest percentage increases in annual base salary each year. This helps us meet our goal of motivating quality leaders and strengthens the tie between executive compensation and business results.

Annual Incentive Awards

We provide Annual Incentive Award opportunities to our CEO and executive officers. The Annual Incentive Awards will pay out a target percentage of a participant’s base salary based upon achievement of certain levels of sales growth and earnings before interest and taxes (“EBIT”) margins on a Divisional, Business Unit, and/or Total Company basis. Actual payouts under the Annual Incentive Awards can range from 25% to 200% of target, depending upon achieved sales growth and EBIT margins. Below certain minimum EBIT margin thresholds, no payout will be made under the Annual Incentive Awards. The Committee determines the target percentage of a participant’s base salary for Annual Incentive Award purposes each year based on a review of market survey information for similar positions in comparable companies and based on internal equity.

The Committee reviews and approves the levels of sales growth and EBIT margins that are required to earn the target payout at the beginning of each year. These levels are generally tied to our annual operating budgets. Our annual budgeting process produces aggressive goals which are considered to have a reasonable chance of being met through strong operating performance. We use both sales growth and EBIT margin performance factors in order to encourage and reward profitable growth on a Total Company and/or Divisional or Business Unit basis.

The Annual Incentive Award program based on EBIT margin and sales growth, as described above, forms the basis for our executive officer Annual Incentive Awards. In addition, the Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan allows for the designation of a total incentive pool, allocable to individual executive officers, based upon the Company’s EBIT, Net Income or Operating Cash Flow Performance. When so designated, the allocable portion of the total incentive pool provides an overall cap on the Annual Incentive Award payable to any executive officer.

Under the 2006 Omnibus Incentive Plan, the Committee reserves the discretion to reduce, but not increase, the final payouts to executive officers to an amount less than their allocable portion of the total incentive pool. During 2006, the achieved sales growth and EBIT margins resulted in Annual Incentive Award amounts that were less than the allocable portions of the total incentive pool. The Committee authorized final payouts based on the achieved sales growth and EBIT margin performance.

With a clear relationship between financial results and payouts, our Annual Incentive Awards program helps us link our executive officer compensation levels to achieved business results. As a market-based program, it also helps us attract, motivate and retain quality leaders. Finally, the design of the shareholder-approved, 2006 Omnibus Incentive Plan and the Annual Incentive Awards made thereunder helps ensure the tax deductibility of the Annual Incentive Awards earned in 2006.

Long-Term Incentive Awards

We provide Long-Term Incentive Awards to our CEO and executive officers. The 2006 Omnibus Incentive Plan sets forth the terms and conditions under which our Long-Term Incentive Awards are made. The Company’s established practice is to make Long-Term Incentive Award grants once each year, at the time of its regularly scheduled first quarter Compensation Committee meeting. For 2006, the Long-Term Incentive Award grants were approved by the Committee at its first quarter meeting, subject to the approval of the 2006 Omnibus Incentive Plan by shareholders. Shareholder approval of the 2006 Omnibus Incentive Plan occurred on June 1, 2006 after which time the Long-Term Incentive Awards were granted by the Company.

The 2006 Omnibus Incentive Plan allows for a variety of forms of Long-Term Incentive Awards (e.g., Stock Options, Performance Units, Restricted Stock). The 2006 Omnibus Incentive Plan also provides for a variety of performance measures for performance-based Long-Term Incentive Awards (e.g., Return on Sales, Return on Net Assets, Total Shareholder Return).

In 2006, consistent with past practice, the Committee determined that the Long-Term Incentive Awards would be made 100% in the form of Performance Units. In addition, the Committee determined that average Return on Net Assets (RONA) over a three-year performance period would be the performance measure used for the Long-Term Incentive Awards. The three-year performance period promotes performance over a reasonable timeframe and builds an employee retention component into the Long-Term Incentive Awards.

We use RONA as the performance measure because we view return on invested capital  performance over an extended period of time to be an important driver in shareholder value creation. The Committee set a three-year target for average RONA considering the Company’s expected performance throughout the economic cycle and considering median RONA performance compiled by Hewitt for similarly sized companies in the Industrial Machinery sector.

Actual payouts under the Long-Term Incentive Awards can range from 25% to 200% of target, depending upon achieved average RONA over the three-year performance period. Below certain minimum average RONA thresholds, no payout will be made under the Long-Term Incentive Awards. The Committee determines the target percentage of a participant’s base salary for Long-Term Incentive Award purposes each year, without consideration of prior awards, based on a review of market survey information for similar positions in comparable companies and based on internal equity. The target number of performance units granted to each participant is determined by dividing the dollar value of the participant’s Long-Term Incentive target by the average closing price of the Company’s shares during the fourth quarter of the preceding year.

The Long-Term Incentive Awards are subject to immediate vesting and payout, at the target level, upon a Change In Control of the Company, as defined in the 2006 Omnibus Incentive Plan.

Under the 2006 Omnibus Incentive Plan, the Company has the right to seek a reimbursement of amounts previously paid to any Participant who engaged in misconduct or was aware of and failed to report misconduct when such misconduct leads to a restatement of financial earnings. The Company also has certain automatic forfeiture rights under Section 304 of the Sarbanes-Oxley Act of 2002.

In 2004, Performance Units were granted to participants, including the Named Executive Officers, under the Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan. The 1998 Long-Term Incentive Plan was a predecessor to the 2006 Omnibus Incentive Plan and contains features similar to those described above. The 2004 Performance Unit grants were subject to a three-year performance period and provided for a payout from 50% to 200% of the target number of Performance Units granted. Based on achieved RONA performance for the three-year period ended December 31, 2006, the 2004 Performance Units were paid out at 190% upon completion of the Company’s financial audit in February of 2007. Details concerning earned payouts for each of the Named Executive Officers appears in the Outstanding Equity Awards At Fiscal Year-End Table appearing later in this proxy statement.

With a clear relationship between financial results and payouts, our Long-Term Incentive Awards program helps us tie our executive compensation levels to achieved business results. As an equity-based program, it also ties our executive compensation levels into returns earned by our shareholders. As a market-based program, it also helps us attract, motivate and retain quality leaders. Finally, the design of the shareholder-approved 2006 Omnibus Incentive Plan and Long-Term Incentive Awards granted thereunder helps ensure the tax deductibility of Long-Term Incentive Awards ultimately paid out.

Retirement & Savings Plans

The Retirement & Savings Plans in which our executive officers participate consist of the following:

•       Local Pension and/or 401(k) Savings Plans

•       Supplemental Retirement and/or Savings Plans

•       Elective Deferred Compensation Plans for Cash Compensation

•       Elective Deferred Compensation Plans for Long-Term Incentive Compensation

Our Local Pension and/or 401(k) Savings Plans are made available to all eligible employees, including the Named Executive Officers, and vary by country. Our Named Executive Officers participate in their country-specific Local Pension and/or 401(k) Savings Plans on the same terms and conditions made available to all other participants in the respective plans. Our Local Pension Plans are described in further detail in the Pension Benefits Table and narrative beginning on page II-25.

Our Supplemental Retirement and/or Savings Plans are made available to those U.S. officers and employees whose annual compensation exceeds certain limits imposed by the IRS and whose retirement benefits under the Local Pension and/or 401(k) Savings Plans are limited as a result. The Supplemental Retirement and/or Savings Plans operate to replace the retirement benefits that would be lost as a result of the IRS limits. Messrs. Anderson, Wilcox, Schmidt and Cornett participate in the Supplemental Retirement and/or Savings Plans.

Our Local Pension and/or 401(k) Savings Plan benefits and our Supplemental Retirement and/or Savings Plan benefits are determined primarily by considering base salary. Payouts under the Annual Incentive Plan Awards or the Long-Term Incentive Plan Awards do not impact the amount a participant will receive under these plans.

The Elective Deferred Compensation Plans for Cash Compensation are made available to U.S. Vice Presidents and executive officers as a means to allow them to save, on a tax-deferred basis, all or a portion of their annual cash compensation (Base Salary and Annual Incentive Award). Deferred compensation under these plans represents an unfunded, unsecured liability of the Company. During the deferral period, participants’ deferred compensation accounts are credited with a variable earnings credit that is tied to ten-year U.S. treasury yields and a credit risk spread based on the Company’s credit profile. Messrs. Anderson and Wilcox have elected to participate in the Elective Deferred Compensation Plans for Cash Compensation.

The Elective Deferred Compensation Plan for Long-Term Incentive Compensation has been made available to Messrs. Anderson, Schmidt, Wilcox and Cornett as a means to allow them to defer the receipt of their payouts under the Company’s Long-Term Incentive Awards program. The determination of whether to extend the invitation to participate is made by the Committee on a grant-by-grant basis and depends, in part, on the Company’s exposure to compensation deduction limitations under Internal Revenue Code Section 162(m). During the deferral period, the deferred compensation retains its original form (i.e., Performance Units). At the end of the deferral period, the deferred Performance Units are paid in the same form, shares or cash, as originally determined by the Committee. During the deferral period, dividend equivalents earned on the deferred Performance Units are also deferred and represent an unfunded, unsecured liability of the Company. During the deferral period, the deferred dividend equivalent accounts are credited with a variable earnings credit that is tied to ten-year U.S. treasury yields and a credit risk spread based on the Company’s credit profile. Messrs. Anderson, Wilcox and Schmidt have elected to participate in the Elective Deferred Compensation Plan for Long-Term Incentive Compensation.

Executives participating in the Elective Deferred Compensation Plan for Long-Term Incentive Compensation can experience adverse capital gains tax consequences if the Company’s share value declines during the deferral period. A decline in share value during the deferral period causes the net shares received by the participant, after payroll tax withholding, to have a lower tax basis. A later sale of these lower tax basis shares results in a greater capital gain or lower taxable loss than would have resulted had the shares not been deferred. The Committee has agreed to make a capital gains tax protection payment to participants if their deferred Performance Units are paid out at a time when the shares are lower in value then on the date when the Performance Units would have originally been paid. As of December 31, 2006, there would be no amount due under this capital gains tax protection arrangement as the share price has increased since the time of original deferral.

The Supplemental Retirement and/or Savings Plans and the Elective Deferred Compensation Plans are described in further detail in the Nonqualified Deferred Compensation Table and narrative beginning on page II-27.

Based on observed market practices, we believe our Retirement & Savings Plans are comparable to those found in the market place for senior executives. These plans help us attract, motivate and retain quality leaders. In addition, the elective deferred compensation programs can help ensure the corporate tax deductibility of compensation in years when an executive’s compensation might otherwise exceed the tax deductible compensation limits of Internal Revenue Code Section 162(m).

Additional Cash Compensation and Perquisites

We provide a few additional elements of cash compensation and/or perquisites to our executives. These elements include:

•       Dividend Equivalents On Outstanding Performance Units

•       Automobile Allowances

•       Relocation Stipend

•       Spousal Travel

The Dividend Equivalents on Outstanding Performance Units are paid at the same time and at the same rate as dividends declared by the Company’s Board of Directors on its common stock. During the Performance Period, the Dividend Equivalents are paid based on the target number of Performance Units held by each participant. By tying the payment of Dividend Equivalents into the Company’s common stock dividends, the participants have incentive to focus on cash flow measures that drive shareholder value and returns.

Automobile allowances are paid to Messrs. Anderson, Wilcox, Schmidt and Cornett in lieu of providing company cars for their use. As a German-based officer, Mr. Kittel is provided a company car for business and personal use. Automobile allowances or allowing the use of a company car are common in the market for senior executives and are used by us to attract, motivate and retain quality leaders.

The relocation stipend paid to Messrs. Anderson, Wilcox, Schmidt and Cornett was put in place at the time they relocated to our Lincolnshire, Illinois office. The Compensation Committee determined that the executives should be given a stipend to assist them with the higher cost of housing in the Chicago area. The stipends have a limited term (60 months) and ended in August 2006 for Mr. Cornett and will end in April 2007 for Mr. Wilcox, May 2007 for Mr. Anderson and August 2008 for Mr. Schmidt.

Due to a high frequency of international travel, we allow spouses to accompany executives on up to two international trips per year. The Company pays for coach class airfare associated with such trips. The executive is responsible for any income taxes resulting from such trip.

Other Potential Post-Employment Compensation

The Company has Employment Agreements in place with its executive officers, including all of the Named Executive Officers, that provide the potential for post-employment compensation in certain instances (i.e., triggers). The triggers that would provide for post-employment compensation are as follows:

•       Termination Due to Death or Disability

•       Termination By The Company Without Cause

•       Termination By The Executive With Good Reason

•       Change in Control of the Company and Termination by the Company Without Cause or by the Executive With Good Reason Within Two Years following the Change in Control

Based on observed market practices, the triggers identified above which can lead to post-employment compensation are comparable to those found in the market place for CEOs and other senior executives.

The material terms of the Employment Agreements, including the provisions relating to potential post-employment compensation, are discussed in detail in the Potential Payments Upon Termination or Change in Control section beginning on page II-29.

The Performance Unit award agreements provided under our Long-Term Incentive Awards program discussed above provide for pro-rata, post-employment payouts of earned Performance Units under the following situations:

•       Retirement at full, normal retirement age

•       Death

•       Disability

Stock Ownership Guidelines

The Company has no formal stock ownership guidelines due, in part, to the closely-held nature of the Company. The Committee strongly encourages share ownership among the senior executives and monitors such share ownership on an annual basis.

To promote share ownership, the Committee generally requires that earned Performance Units under the Long-Term Incentive Awards program be paid to participants 100% in shares of Company stock, with a number of shares withheld from the payout equal to the value needed to cover the Company’s minimum statutory tax withholding requirements. Earned Performance Units from the 2006 performance unit grant for three of our Named Executive Officers, Messrs. Anderson, Wilcox and Kittel, will be paid out 100% in cash. The Committee determined at the time of the 2006 performance unit grant that Messrs. Anderson, Wilcox and Kittel had significant levels of Company stock ownership, ranging from approximately 5 times to 15 times their annual base salaries.

Financial Accounting and Tax Impacts of Executive Compensation Program

Internal Revenue Code (“IRC”) Section 162(m) limits U.S. and state tax deductions for compensation in excess of $1,000,000 paid to the CEO and to the other Named Executive Officers during any taxable year.

The Company’s 2006 Omnibus Incentive Plan has been designed to meet the qualifying criteria for the performance-based compensation exception to IRC Section 162(m). Incentive awards granted under the 2006 Omnibus Incentive Plan are designed to be fully deductible for U.S. and state tax purposes.

The Company’s 1998 Long-Term Incentive Plan does not currently meet all the criteria for the performance-based compensation exception to IRC Section 162(m). Therefore, the value of Performance Units to be paid out in February of 2007 with respect to the 2004 performance unit grant may not be fully tax deductible.

The cash-based elements of our executive compensation program, including Base Salary and Annual Incentive Awards, are treated as a financial statement expense in the year incurred. The Long-Term Incentive Awards are accounted for pursuant to the Rules of Financial Accounting Standard 123R with financial statement expense recognized over the three-year performance period.

Compensation Committee Report

The information contained in the following report shall not be deemed to be “soliciting material” or “filed” or incorporated by reference in future filings with the Securities and Exchange Commission, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis (CD&A) with management and, based on the review and discussion, has recommended to the Board that the CD&A be included in the Company’s Proxy Statement and be incorporated by reference into the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the Securities and Exchange Commission.

COMPENSATION COMMITTEE:
Johannes F. Kirchhoff, Chairman
F. Joseph Loughrey
Steven H. Wood

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus (2)($)	Stock Awards (3)($)	Option Awards (4)($)	Non-Equity Incentive Plan Compensation (5)($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (6)($)	All Other Compensation (7)($)	Total ($)
David J. Anderson	2006	570,625	NA	832,922	NA	386,525	196,410	96,667	2,083,149
President & Chief
Executive Officer
Karl J. Schmidt	2006	296,850	NA	410,497	NA	201,100	5,058	81,583	995,088
Executive Vice President &
Chief Financial Officer
James R. Wilcox	2006	428,375	NA	645,067	NA	290,223	11,619	99,785	1,475,069
Executive Vice President &
President Work Function Division
Hans J. Cornett	2006	277,387	NA	372,294	NA	187,672	5,158	64,496	907,007
Executive Vice President &
Chief Marketing Officer
Thomas K. Kittel (1)	2006	281,360	NA	249,614	NA	136,098	39,696	39,575	746,343
Executive Vice President &
President Propel Division

Footnotes To Summary Compensation Table

(1)              Compensation items earned by Mr. Kittel were valued in Euros and converted to U.S. dollars for this table using a weighted average annual exchange rate for 2006.

(2)              The Company did not provide any guaranteed or purely discretionary bonus payments to any of our Named Executive Officers. The Company’s Annual Incentive Awards are subject to achievement of performance goals and are therefore listed as Non-Equity Incentive Plan Compensation.

(3)              These amounts represent the financial statement expense under FAS 123R of the Performance Units held by each Named Executive Officer. Further information concerning the Company’s accounting for Performance Units under FAS 123R can be found in footnote number 13 to its consolidated financial statements filed as part of its Form 10-K for the year ended December 31, 2006.

(4)              The Company did not award any options, stock appreciation rights or other equity-based compensation instruments that have options-like features.

(5)              These amounts were earned as a result of the achievement of the specific performance criteria under the Annual Incentive Plan in 2006.

(6)              These amounts represent the aggregate increase in the actuarial present value of all defined benefits and actuarial plans, including supplemental plans accrued during the year plus above-market earnings on nonqualified deferred compensation, using 120% of the applicable federal long-term rate as the basis for market earnings.  The amounts are detailed as follows:

Name	Year	Change In Value Of German Pension Plan	Change In Value Of US Qualified Retirement Plan	Change In Value Of US Nonqualified Retirement Plan	Above- Market Earnings On Nonqualified Deferred Compensation	Total
David J. Anderson	2006	0	67,185	118,426	10,799	196,410
Karl J. Schmidt	2006	0	5,058	0	0	5,058
James R. Wilcox	2006	0	11,093	0	526	11,619
Hans J. Cornett	2006	0	5,158	0	0	5,158
Thomas K. Kittel	2006	39,696	0	0	0	39,696

(7)              The All Other Compensation amounts represent the following amounts and are explained in greater detail in the Additional Cash Compensation and Perquisites section of the CD&A:

Name	Year	Dividend Equivalents Paid On Outstanding Performance Units	Relocation Stipend	Auto Allowance	Company Car	Company Contributions To 401(k) Plan and to Supplemental Retirement Plans	Other Perquisites	Total
David J. Anderson	2006	68,748	13,500	12,720	0	0	1,699	96,667
Karl J. Schmidt	2006	36,547	18,920	12,720	0	13,396	0	81,583
James R. Wilcox	2006	52,930	10,890	12,720	0	21,283	1,962	99,785
Hans J. Cornett	2006	33,091	4,800	12,720	0	12,208	1,677	64,496
Thomas K. Kittel	2006	20,851	0	0	16,632	0	2,092	39,575

The dividend equivalents reported above are expensed by the Company as paid and are not reported in the Stock Awards column of the Summary Compensation table. The dividend equivalents are, therefore, shown in the All Other Compensation column. The value of Mr. Kittel’s company car is based on the annual operating costs to the Company. Other perquisites include spousal travel, airline club fees and insurance premiums.

Grants of Plan-Based Awards Table

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option
Name	Grant Date (1)	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Awards (1)
David J. Anderson	June 1, 2006				9,351	37,403	74,806	969,860
David J. Anderson	June 1, 2006	85,514	342,058	684,115
Karl J. Schmidt	June 1, 2006				4,858	19,430	38,860	503,820
Karl J. Schmidt	June 1, 2006	44,491	177,965	355,929
James R. Wilcox	June 1, 2006				7,003	28,012	56,024	726,351
James R. Wilcox	June 1, 2006	64,209	256,835	513,669
Hans J. Cornett	June 1, 2006				4,615	18,459	36,918	478,642
Hans J. Cornett	June 1, 2006	41,520	166,081	332,162
Thomas K. Kittel	June 1, 2006				2,706	10,824	21,648	280,666
Thomas K. Kittel	June 1, 2006	21,102	84,408	168,816

Footnote to Grants of Plan-Based Awards Table

(1)           The award grants presented in the above table were made under the Company’s 2006 Omnibus Incentive Plan, approved by shareholders on June 1, 2006. Original grants of the above awards were made by the Compensation Committee on February 21, 2006, contingent upon shareholder approval of the 2006 Omnibus Incentive Plan. The grant date fair value of the stock awards is determined based on the target number of Performance Units and using the Company’s closing share price of $25.93 on June 1, 2006.

Summary Compensation And Grants Of Plan-Based Awards Narrative

Each of the Named Executive Officers has an Employment Agreement with Sauer-Danfoss Inc. which details, among other things, the components of each officer’s compensation. The Employment Agreements for the Named Executive Officers were entered into in December of 2002 and continue in effect until termination of employment. Rights of the officers to certain post-employment compensation under the terms of the Employment Agreements are discussed in the Potential Payments upon Termination or Change in Control section beginning on page II-29.

The officer Employment Agreements provide for base salary levels, which have been increased since December of 2002 under the Company’s annual salary review process, as described in the CD&A. Once increased, the Employment Agreements indicate that an officer’s base salary cannot be decreased without the officer’s consent, unless as part of a blanket decrease to the base salaries of all officers.

Stock Awards

The Named Executive Officers have outstanding performance unit grants from 2004 and 2005 under the Company’s 1998 Long-Term Incentive Plan and from 2006 under the Company’s 2006 Omnibus Incentive Plan. The target numbers of Performance Units are detailed later in the Outstanding Equity Awards At Fiscal Year-End Table.

The performance unit award agreements call for the payout of Performance Units based on average Return on Net Asset (RONA) performance over a three-year performance period. The performance unit awards generally allow for a payout from 50% to 200% of the target number of units, depending upon RONA performance. Below established RONA thresholds, there is no payout under the performance unit awards. For 2006, the Performance Units have a 25% minimum payout rather than 50%.

The RONA thresholds, targets and maximums, along with the corresponding payout levels, are as follows:

	Year	Threshold	Target	Maximum
	2006	8.0%	14.0%	16.0%
RONA Targets	2005	11.0%	15.0%	17.0%
	2004	9.0%	10.5%	11.5%
	2006	25%	100%	200%
Performance Unit Payout %	2005	50%	100%	200%
	2004	50%	100%	200%

The performance unit award agreements include forfeiture upon termination of service from the Company prior to payment, except terminations due to Retirement, Disability or Death, in which case pro-rated payouts will be made, based on final RONA performance. The automatic forfeiture provisions may be ignored by the Compensation Committee, in its sole discretion.

The performance unit award agreements also call for a payout, at target levels, of Performance Units in the event of a Change in Control of the Company, as defined in the agreements.

By decision of the Compensation Committee, earned Performance Units are payable in shares of Company stock, with a number of shares withheld to cover the Company’s minimum statutory tax withholding requirements. Earned Performance Units under the 2006 award agreements for Messrs. Anderson, Wilcox and Kittel are payable in cash, based on the Company’s closing share price on December 31, 2008.

The performance unit awards allow for the payment of dividend equivalents, as declared by the Company’s Board of Directors. The practice of the Board has been to authorize the payment of dividend equivalents, based on the number of target Performance Units held, at the same time and at the same rate as dividends declared on the Company’s common stock.

Non-Equity Incentive Compensation

The Non-Equity Incentive Compensation represents amounts granted to and earned by the Named Executive Officers under the Company’s Annual Incentive Award program. The Annual Incentive Award program is performance-based and is tied to the Company’s performance against pre-determined targets for Earnings Before Interest & Taxes (EBIT) margins and Sales Growth.

Annual Incentive Award payouts are based on a range of 25% to 200% of pre-established payout targets depending upon EBIT margin and sales growth performance. Below certain minimum threshold EBIT margin levels, there is no payout under the Annual Incentive Award program.

We have determined that the specific EBIT margin and sales growth targets involve confidential financial information and that disclosure could result in competitive harm to the Company. We determine the EBIT margin and sales growth targets through our annual budgeting process. The annual budgeting process does produce aggressive goals which, when approved by the Compensation Committee, are considered to have a reasonable chance of being met through strong operating performance.

For 2006, the Annual Incentive Award grants were made under the 2006 Omnibus Incentive Plan, which establishes a Total Incentive ceiling for the Named Executive Officers. The Total Incentive Pool was determined based on formulas tied to the Company’s EBIT, Operating Cash Flow and Net Income. An allocable portion of the Total Incentive Pool was approved by the Compensation Committee for each officer. The earned payouts reflected in the Summary Compensation Table, based on EBIT margin and sales growth performance, were less than the allocable Total Incentive Pool for each Named Executive Officer and were thus payable without further limitation.

The performance unit award agreements include forfeiture upon termination of service from the Company, except terminations due to Retirement, Disability or Death, in which case pro-rated payouts will be made, based on final performance. The automatic forfeiture provisions may be ignored by the Compensation Committee, in its sole discretion.

In 2006, base salary made up roughly 27%, 30%, 29%, 31% and 38% of the Total Compensation for Messrs. Anderson, Schmidt, Wilcox, Cornett and Kittel, respectively. Also in 2006, performance-based stock awards and non-equity incentive plan grants made up roughly 59%, 61%, 63%, 62% and 52% of the Total Compensation for Messrs. Anderson, Schmidt, Wilcox, Cornett and Kittel, respectively.

Outstanding Equity Awards At Fiscal Year-End TABLE

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
David J. Anderson (1)	79,753	$2,572,034
David J. Anderson (2)			35,202	$1,135,265
David J. Anderson (3)			37,403	$1,206,247
Karl J. Schmidt (1)	43,865	$1,414,646
Karl J. Schmidt (2)			18,395	$593,239
Karl J. Schmidt (3)			19,430	$626,618
James R. Wilcox (1)	63,802	$2,057,615
James R. Wilcox (2)			26,625	$858,656
James R. Wilcox (3)			28,012	$903,387
Hans J. Cornett (1)	38,760	$1,250,010
Hans J. Cornett (2)			16,292	$525,417
Hans J. Cornett (3)			18,459	$595,303
Thomas K. Kittel (1)	24,311	$784,030
Thomas K. Kittel (2)			11,132	$359,007
Thomas K. Kittel (3)			10,824	$349,074

Footnotes To Outstanding Equity Awards At Fiscal Year-End Table

(1)             2004 Performance Unit Awards granted on February 25, 2004, with a Performance Period from January 1, 2004 through December 31, 2006. Based upon achieved RONA performance and subject to Compensation Committee approval, the Named Executive Officers have earned a payout under these awards equal to 190% of target. These earned Performance Units fully vested on the payout date of February 28, 2007. The value reflected above is based on the closing share price of $32.25 as of December 29, 2006; actual value will be based on the closing share price as of February 28, 2007.

(2)             2005 Performance Unit Awards granted on February 22, 2005, with a Performance Period from January 1, 2005 through December 31, 2007. These amounts represent the target number of units for each Named Executive Officer and the value of those units based on a per share value of $32.25 as of December 29, 2006. Actual earned Performance Units will fully vest on the payout date in February of 2008.

(3)             2006 Performance Unit Awards granted on June 1, 2006, with a Performance Period from January 1, 2006 through December 31, 2008. These amounts represent the target number of units for each Named Executive Officer and the value of those units based on a per share value of $32.25 as of December 29, 2006. Actual earned Performance Units will fully vest on the payout date in February of 2009.

Option Exercises and Stock Vested Table

	Stock Awards
Name of Executive Officer	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(1) ($)
David J. Anderson (2)	64,690	$1,310,619
Karl J. Schmidt	32,346	$655,330
James R. Wilcox (3)	45,284	$917,454
Hans J. Cornett	27,432	$555,772
Thomas K. Kittel	14,463	$293,020

Footnotes To Option Exercises and Stock Vested Table

(1)             The amounts and values reflected above represent earned Performance Units under the Special 2003 Performance Unit Awards granted on February 25, 2004, with a Performance Period from January 1, 2004 through December 31, 2005. Based upon achieved RONA performance, the Named Executive Officers earned a payout under these awards equal to 180% of target. These earned Performance Units fully vested on the payout date of February 21, 2006. The value reflected is based on the per share value of $20.26 on the payout date.

(2)             Mr. Anderson elected to defer the payout of 54,628 Performance Units with a value on February 21, 2006 of $1,106,763. Mr. Anderson has elected to receive the payout of the Performance Units over a four-year period, beginning on March 31, 2008. Dividend equivalents will be paid on the Deferred Performance Units during the period of deferral. In the event that the share price declines during the deferral period, Mr. Anderson will receive a tax protection payment as described in the CD&A. Deferred amounts are reflected in the Nonqualified Deferred Compensation Table later in this proxy statement.

(3)             Mr. Wilcox elected to defer the payout of 21,723 Performance Units with a value on February 21, 2006 of $440,108. Mr. Wilcox has elected to receive the payout of the Performance Units over a ten-year period, beginning on the date that is six months from his termination from service date. Dividend equivalents will be paid on the Deferred Performance Units during the period of deferral. In the event that the share price declines during the deferral period, Mr. Wilcox will receive a tax protection payment as described in the CD&A. Deferred amounts are reflected in the Nonqualified Deferred Compensation Table later in this proxy statement.

Pension Benefits Table

Name	Plan name	Number of years of credited service (#)	Present Value of Accumulated Benefit ($)
David J. Anderson	Sauer-Danfoss Employees’ Retirement Plan	22.4	551,043
	Sauer-Danfoss Supplemental Retirement Plan	22.4	897,780
Karl J. Schmidt	Sauer-Danfoss Employees’ Retirement Plan	5.0	20,075
James R. Wilcox	Sauer-Danfoss Employees’ Retirement Plan	13.7	183,609
Hans J. Cornett	Sauer-Danfoss Employees’ Retirement Plan	5.2	22,468
Thomas K. Kittel	German Company Pension Scheme	18.0	244,951

Pension Benefits Narrative

Sauer-Danfoss Employees’ Retirement Plan

The Pension Benefits table above details the present value of the accumulated retirement benefits accrued by Messrs. Anderson, Schmidt, Wilcox and Cornett under the Sauer-Danfoss Employees’ Retirement Plan (the “U.S. Retirement Plan”). The amounts shown represent the retirement annuities that each of them would be eligible to receive at normal retirement age (65), based on years of service through December 31, 2006, discounted to a December 31, 2006 present value using a discount rate of 6%.

The U.S. Retirement Plan is a defined benefit pension plan intended to be qualified under Section 401(a) of the Internal Revenue Code. Under the U.S. Retirement Plan, participants accrue retirement benefits over time using either a final average pay formula or a cash balance formula. The final average pay formula is available only to participants who were hired prior to October 2, 2000 and who did not make a one-time election to switch to the cash balance formula. All other participants accrue benefits under the cash balance formula.

Under the final average pay formula, a participant’s retirement benefit at  normal retirement date, age 65, will be based on (i) the average of the participant’s highest consecutive five-year annual earnings, (ii) the number of years of participation in the plan and (iii) a reduction/offset for Social Security benefits. Under the terms of the plan, the average annual earnings will be multiplied by 2% for each year of participation, up to a maximum of 30 years or 60%, to determine the annual pension amount. The annual pension amount is converted to a monthly annuity. Depending upon hire date, participants may choose from a variety of payment options, including ordinary life annuities, joint and survivor annuities and ordinary life annuities with guaranteed term certain provisions. The portion of a final average pay benefit accrued prior to December 31, 1990 can, at the election of the participant, be paid out in a lump sum.

Under the cash balance formula, participants are provided an annual credit, equal to 2% of eligible pay, to their cash balance accounts.  The cumulative account balances earn annual interest credits, tied to the one-year treasury bill rate. At the normal retirement date, age 65, the accumulated cash balance is converted into a monthly annuity for payment and is paid out as either a single-life annuity or as a joint and survivor annuity.

For both the final average pay formula and the cash balance formula, eligible pay is generally limited to a participant’s base salary. The cash balance also includes overtime pay in the definition of eligible pay. However, overtime pay is not relevant to the Named Executive Officers.

Mr. Anderson participates in the U.S. Retirement Plan under the final average pay formula. Messrs. Schmidt, Wilcox and Cornett participate in the U.S. Retirement Plan under the cash balance formula. Mr. Wilcox also has a frozen, final average pay benefit stemming from 7.7 years of prior service. As a German employee, Mr. Kittel does not participate in the U.S. Retirement Plan.

Under the U.S. Retirement Plan, reduced early retirement benefits may be taken beginning at age 55. Messrs. Anderson (age 59), Wilcox (age 60) and Cornett (age 56) are currently eligible for early retirement under the above-named plan. Upon early retirement, the normal age 65 retirement benefit is reduced by 0.5% for each month by which the participant is less than age 65 when early retirement benefit payments commence.

Sauer-Danfoss Supplemental Retirement Plan

The Pension Benefits table above details the present value of the accumulated retirement benefit accrued by Mr. Anderson under the Sauer-Danfoss Supplemental Retirement Benefit Plan (the “U.S. Supplemental Plan”). The amount shown represents the supplemental retirement annuity that Mr. Anderson would be eligible to receive at normal retirement age (65), based on years of service through December 31, 2006, discounted to a December 31, 2006 present value using a discount rate of 6%.

The Internal Revenue Code generally limits to $175,000, indexed for inflation, the amount of any annual benefit that may be paid from the U.S. Retirement Plan. Moreover, the U.S. Retirement Plan may consider no more than $220,000 as indexed for inflation, of a participant’s annual compensation in determining that participant’s retirement benefit.

In recognition of these two limitations, the Company has adopted a Supplemental Retirement Benefit Plan (the “U.S. Supplemental Plan”). The U.S. Supplemental Plan is designed to provide supplemental retirement benefits to the extent that a participant’s benefits under the U.S. Retirement Plan are limited by either the $175,000 annual benefit limitation or the $220,000 annual compensation limitation. Under the U.S. Supplemental Plan, however, the actual payment of supplemental benefits is entirely at the discretion of the Company.

The terms of the U.S. Supplemental Plan, including the final average pay benefit formula, eligible pay definitions, payout options and early retirement discount factors, generally mirror the U.S. Retirement Plan provisions discussed above.

At December 31, 2006, Mr. Anderson was a participant in the U.S. Supplemental Plan. No other Named Executive Officer is entitled to benefits under the U.S. Supplemental Plan.

Messrs. Schmidt, Wilcox and Cornett are covered by a separate, nonqualified deferred compensation plan which provides additional benefits for cash balance account participants in the U.S. Retirement Plan whose retirement benefits are limited by the Internal Revenue Code limitations on qualified plans. This separate plan is discussed in the Nonqualified Deferred Compensation narrative which follows below.

German Company Pension Scheme

The Pension Benefits table above details the present value of the accumulated retirement benefit accrued by Mr. Kittel under the German Company Pension Scheme. The amount shown represents the retirement annuity that Mr. Kittel would be eligible to receive at normal retirement age (65), based on years of service through December 31, 2006, discounted to a December 31, 2006 present value using a discount rate of 4.5%.

The German Company Pension Scheme is a pension plan covering a majority of the Company’s German employees. The plan is similar in nature to a defined benefit plan in the United States, with the exception that the plan is unfunded. Under the plan, a monthly pension is paid to employees who retire after attaining the age of 65, calculated pursuant to a formula based on (i) a percentage of each employee’s base monthly salary as of the end of October of each year and (ii) the participant’s years of service. Mr. Kittel completed 18 years of service in the plan as of December 31, 2006.

Nonqualified Deferred Compensation Table

Name	Executive Contributions In Last FY($)	Registrant Contributions In Last FY ($)	Aggregate Earnings In Last FY ($)	Aggregate Withdrawals Or Distributions ($)	Aggregate Balance At Last FYE ($)
David J. Anderson (1)(4)(5)(6)	1,106,763	0	724,354	0	2,389,363
Karl J. Schmidt (3)	0	4,596	1,214	0	19,893
James R. Wilcox (2)(3)(4)(5)(6)	702,345	12,483	291,903	0	1,178,938
Hans J. Cornett (3)	0	3,408	710	0	11,736
Thomas K. Kittel	0	0	0	0	0

Footnotes To Nonqualified Deferred Compensation Table

(1)             The amount shown for Mr. Anderson as an Executive Contribution in the Last Fiscal Year relates to Mr. Anderson’s elective deferral of Performance Units under the Sauer-Danfoss 1998 Long-Term Incentive Plan. This amount is included in the Value Realized on Vesting Column in the Option Exercises and Stock Vested Table and is described further in a footnote thereunder.

(2)             The amount shown for Mr. Wilcox as an Executive Contribution in the Last Fiscal Year consists of the following items:

(i)               $440,108 relates to Mr. Wilcox’s elective deferral of Performance Units under the Sauer-Danfoss 1998 Long-Term Incentive Plan. This amount is included in the Value Realized on Vesting Column in the Option Exercises and Stock Vested Table and is described further in a footnote thereunder.

(ii)            $150,000 relates to Mr. Wilcox’s elective deferral of a portion of his 2006 base salary and is included in his salary in the Summary Compensation Table.

(iii)         $112,237 relates to Mr. Wilcox’s elective deferral of his 2005 Incentive Compensation Award. This amount was reportable as compensation in the Company’s prior year proxy statement.

(3)             The amounts reflected as Registrant Contributions in the Last Fiscal Year for Messrs. Schmidt, Wilcox and Cornett relate to Company Contributions to the Supplemental Executive Savings and Retirement Plan and are included under All Other Compensation in the Summary Compensation Table.

(4)             $10,799 and $526 of the amounts shown as Aggregate Earnings in the Last Fiscal Year for Messrs. Anderson and Wilcox, respectively, represent above-market earnings on nonqualified, deferred compensation and are included under Change in Pension Value and Nonqualified Deferred Compensation Earnings in the Summary Compensation Table. Above-market earnings are computed using 120% of the applicable federal long-term rate as the basis for market earnings.

(5)             $654,990 and $260,459 of the amounts shown as Aggregate Earnings in the Last Fiscal Year for Messrs. Anderson and Wilcox, respectively, result from the appreciation in the value of deferred Performance Units, attributable to the underlying appreciation in the Company’s common stock value. The deferred Performance Units are payable in Company stock and, therefore, their value fluctuates with changes in the Company’s stock value.

(6)             $1,761,753 and $700,567 of the amounts shown as Aggregate Balance at Last Fiscal Year-End for Messrs Anderson and Wilcox, respectively represent the value of their deferred Performance Units, using the Company’s closing share price on December 29, 2006 of $32.25.

Nonqualified Deferred Compensation Narrative

The nonqualified deferred compensation amounts shown above reflect participants’ balances in the following three nonqualified deferred compensation plans or arrangements:

•       Elective Deferred Compensation Plans for Cash Compensation

•       Elective Deferred Compensation Plans for Long-Term Incentive Compensation

•       Supplemental Executive Savings & Retirement Plan

The elective deferred compensation plans provide a means for eligible executives to save a portion of their compensation, on a tax-deferred basis, for retirement and other purposes.

The Supplemental Executive Savings and Retirement Plan operates to provide additional Company contributions to Messrs. Schmidt, Wilcox and Cornett whose Company contributions into their qualified retirement plans are limited by IRS rules. These additional contributions allow the affected executives to receive, on a percentage of compensation basis, the same level of Company contributions towards retirement that all other employees enjoy.

The key provisions of the three nonqualified, deferred compensation plans are reflected below.

Elective Deferred Compensation Plans for Cash Compensation

•       Plan available to selected U.S. employees

•       May elect deferral of all or a portion of Base Salary and Annual Incentive Award

•       Unfunded, unsecured liability of the Company

•       Deferred compensation earned after 2004 subject to a variable earnings credit tied to ten-year U.S. treasury yields plus a credit risk spread based on the Company’s credit profile (2006 annualized return—6.0%)

•       Deferred compensation earned prior to 2005 subject to a variable earnings credit tied to ten-year U.S. treasury yields plus 3% (2006 annualized return—7.8%)

•       Payouts to be made in cash

•       Deferral elections and payout options comply with Internal Revenue Code Section 409A rules

Elective Deferred Compensation Plan for Long-Term Incentive Compensation

•       Plan available to selected U.S. employees

•       May elect deferral of all or a portion of payouts under Long-Term Incentive Plan

•       Unfunded, unsecured liability of the Company

•       Deferrals retain the form of Performance Units

•       Deferred Performance Units are paid out in cash or shares as originally determined by the Compensation Committee

•       Dividend equivalents earned on the deferred units are credited at the same rate as dividends on the Company’s common shares and are deferred until Performance Unit payout

•       Deferred dividend equivalents credited with a variable earnings credit tied to ten-year U.S. treasury yields plus a credit risk spread based on the Company’s credit profile (2006 annualized return—6.0%)

•       Deferred dividend equivalents and earnings thereon paid out in cash at end of deferral period

Supplemental Executive Savings and Retirement Plan

•       Non-elective plan available to any cash balance participants in the Company’s qualified retirement plans whose retirement benefits are limited by IRS rules

•       Unfunded, unsecured liability of the Company

•       A portion of the deferred compensation balance earns interest credits based on one-year treasury bill rates similar to cash balance account earnings (2006 annualized return—4.4%)

•       A portion of the deferred compensation balance is self-directed by the participants and can earn hypothetical earnings based on returns earned by investment options in the Company’s 401(k) plan. A participant’s actual, annualized return will depend on the hypothetical investment strategy that the participant employees. The hypothetical fund investments, together with their 2006 annualized returns, are as follows:

o       Invesco Stable Value—4.4%

o       Pimco Total Return Admin—3.7%

o       American Funds American Balanced—11.8%

o       Fidelity Equity Income—19.8%

o       Invesco 500 Index—15.4%

o       American Funds Growth Fund of America—10.9%

o       Lord Abbet Mid Cap Value—12.3%

o       Fidelity Advisor Mid Cap Value—13.0%

o       Invesco Structured Small Cap Value Equity—13.1%

o       Managers Special Equity—12.1%

o       Invesco International Equity—25.5%

•       Amounts payable in cash, generally on the six-month anniversary of employment termination

•       Alternative payout options for reasons such as death and disability comply with Internal Revenue Code Section 409A rules

Potential Payments Upon Termination or Change in Control

Each Named Executive Officer has entered into an Employment Agreement with Sauer-Danfoss which provides for the payment of certain amounts upon a termination of employment for various reasons. These amounts are in addition to the amounts shown above in the Pension Benefits Table and the Nonqualified Deferred Compensation Table.

Upon termination of employment for any reason, a Named Executive Officer will receive base salary, vacation pay, and Annual Incentive Awards that have been earned, but not yet paid.

The Named Executive Officer will receive additional payments if the termination from employment occurs in any of the following circumstances:

•       Following a Change in Control of the Company

•       Termination initiated by the Company without cause

•       Termination initiated by the Named Executive Officer with good reason

•       Death or disability

The following table sets forth the estimated value of these potential post-employment payments assuming a triggering event had occurred on December 31, 2006, but prior to the vesting of the Annual Incentive Award and Long-Term Incentive Awards with performance periods ending on December 31, 2006, and based on the closing share price on December 29, 2006 of $32.25. The tabular disclosure is followed by a more detailed narrative concerning the various types of triggering events.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

Named Executive Officer	Triggering Event For Termination	Base Salary Multiple (A)	Annual Incentive Multiple (B)	Medical Benefit Continuation (C)	Total Payable To NEO (A)+(B)+(C)	Excise Tax Protection	Total Cash Payments	Accelerated Vesting Of Performance Units
	Death or Disability	577,500	346,500	6,516	930,516	N/A	930,516	N/A
David J. Anderson	Without Cause / For Good Reason	866,250	519,750	6,516	1,392,516	N/A	1,392,516	N/A
	Change In Control	866,250	519,750	57,750	1,443,750	1,214,395	2,658,145	3,695,206
	Death or Disability	300,000	180,000	9,156	489,156	N/A	489,156	N/A
Karl J. Schmidt	Without Cause / For Good Reason	450,000	270,000	9,156	729,156	N/A	729,156	N/A
	Change In Control	450,000	270,000	30,000	750,000	598,385	1,348,385	1,964,413
	Death or Disability	432,500	259,500	7,248	699,248	N/A	699,248	N/A
James R. Wilcox	Without Cause / For Good Reason	648,750	389,250	7,248	1,045,248	N/A	1,045,248	N/A
	Change In Control	648,750	389,250	43,250	1,081,250	894,814	1,976,064	2,844,998
	Death or Disability	285,000	171,000	7,248	463,248	N/A	463,248	N/A
Hans J. Cornett	Without Cause / For Good Reason	427,500	256,500	7,248	691,248	N/A	691,248	N/A
	Change In Control	427,500	256,500	28,500	712,500	584,000	1,296,500	1,778,620
	Death or Disability	276,588	165,953	0	442,541	N/A	442,541	N/A
Thomas K. Kittel	Without Cause / For Good Reason	414,882	248,929	0	663,811	N/A	663,811	N/A
	Change In Control	414,882	248,929	27,659	691,470	N/A	691,470	1,120,720

Payments Due To Death Or Disability

In the event of a termination of employment due to Death or Disability, the Named Executive Officer or his estate or beneficiary, as the case may be, shall receive the following payments and/or continuing benefits:

•       A lump-sum cash payment equal to 100% of base salary

•       A lump-sum cash payment equal to the Annual Incentive Plan target award, adjusted to reflect the number of months the Executive worked in the year prior to termination of employment

•       The continuation of Company-provided medical benefits for a twelve-month period at no additional cost

The Employment Agreements define Disability to mean the inability of the Named Executive Officer to perform his principal duties because of physical or mental incapacity for 180 consecutive days in any twelve-month period.

Payments Due To Termination By Company Without Cause & Termination By Employee With Good Reason

In the event of a termination of employment initiated by the Company Without Cause or initiated by the Employee With Good Reason, the Named Executive Officer shall receive the following payments and/or continuing benefits:

•       A lump-sum cash payment equal to 150% of base salary

•       A lump-sum cash payment equal to 150% of the Annual Incentive Plan target award

•       The continuation of Company-provided medical benefits for a twelve-month period at no additional cost

•       Executive level career outplacement services

Under the Employment Agreements the circumstances under which the Company can terminate employment of a Named Executive Officer for Cause and thereby avoid the payment described in this section are limited to the following:

•       the willful failure of the Named Executive Officer to perform his material duties with the Company which failure is not cured within 15 days of written notice from the Company

•       the engaging by the Named Executive Officer in willful conduct which is demonstrably injurious to the Company

•       the conviction of the Named Executive Officer of a felony offense

•       a failure by the Named Executive Officer to comply with any material provision of the Employment Agreement, which failure is not cured within 15 days of written notice from the Company

Under the Employment Agreements, the following circumstances, except where agreed to by the Named Executive Officer in writing, are those which would allow the Named Executive Officer to terminate his employment under the With Good Reason clause and thereby qualify for the payments described in this section:

•       a material adverse alteration in the nature or status of the Named Executive Officer’s position, duties, responsibilities or authority

•       a material reduction in the Named Executive Officer’s Base Salary or level of employee benefits (other than across-the-board reductions applied similarly to all of the Company’s senior executives)

•       failure to pay or provide any of the compensation set forth in this Agreement which is not cured within 15 days after receipt of written notice from the Named Executive Officer

•       the relocation of the Executive’s principal place of employment by more than 50 miles

•       a failure by the Company to comply with any material provision of the Employment Agreement, which failure is not cured within 15 days of written notice from the Named Executive Officer

Payments Following A Change In Control

In the event of a termination of employment within the first two years following a Change In Control of the Company that is either initiated by the Company Without Cause or initiated by the Employee With Good Reason, the Named Executive Officer shall receive the following payments and/or continuing benefits:

•       A lump-sum cash payment equal to 150% of base salary

•       A lump-sum cash payment equal to 150% of the Annual Incentive Plan target award

•       A lump-sum cash payment equal to 10% of base salary, in lieu of continuing medical benefits

•       An excise tax gross-up payment in the event that the Change in Control payments result in an “excess parachute payment” under Internal Revenue Code Section 280G

A Change In Control is generally defined as an acquisition by an unrelated third party of a 30% or greater interest in the ownership of the Company.

The excise tax gross-up payment is intended to make the Named Executive Officer whole in the event that any excise tax is owed under Internal Revenue Code Section 280G. The excise tax gross-up payment will cover not only the excise tax itself, but will be grossed-up to cover additional income and excise taxes owed as a result of the gross-up payment.

In the event of a Change In Control, Performance Units under the Company’s Long-Term Incentive Plan are subject to accelerated vesting. The Performance Units vest at their target level and are payable immediately upon vesting.

Key Employment Agreement Provisions

In return for the agreement by Sauer-Danfoss to make the other potential post-employment payments described above, the Named Executive Officers agree to certain conduct during the term of their employment and immediately thereafter. Specifically, the Named Executive Officers, by signing the Employment Agreements, agree to the following:

•       A Covenant Not To Compete with the Company for a period of up to 18 months following any termination of employment

•       Non-Disclosure of Company Confidential Information

•       Assignment of any and all Development rights on intellectual property conceived of or devised while employed

•       Non-Solicitation of the Company personnel for a period of up to 18 months following any termination of employment

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Stock Awards (1) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (2) ($)	All Other Compensation (3) ($)	Total ($)
Jørgen M. Clausen	86,000	27,081		2,700	115,781
Steven H. Wood	46,000	27,081	20	2,700	75,801
Johannes F. Kirchhoff	46,000	27,081		2,700	75,781
F. Joseph Loughrey	46,000	27,081		2,700	75,781
Sven Murmann	46,000	27,081		2,700	75,781
Ole Steen Andersen	32,000	27,081		2,700	61,781
Nicola Keim	32,000	27,081		2,700	61,781
Hans Kirk	32,000	27,081		2,700	61,781
Klaus H. Murmann	32,000	27,081		2,700	61,781

Footnotes To Director Compensation Table

(1)    These amounts represent the financial statement expense under FAS 123R on restricted shares held by each non-employee director. Further information concerning the Company’s accounting for restricted stock under FAS 123R can be found in footnote number 13 to its consolidated financial statements filed as part of its Form 10-K for the year ended December 31, 2006. At December 31, 2006 each non-employee director held 4,500 shares of restricted stock.

(2)    Mr. Wood participates in the Sauer-Danfoss Inc. 409A Deferred Compensation Plan for Selected Employees and U.S. Nonemployee Directors. In 2006 he elected to defer 75% of the fees reflected under Fees Earned or Paid in Cash in this table. The amount reported under Change in Pension Value and Nonqualified Deferred Compensation Earnings reflects above-market earnings on his deferred director fees, using 120% of the applicable federal long-term rate as the basis for market earnings.

(3)    The non-employee directors have dividend rights with respect to the restricted shares prior to vesting. Amounts reflected in this column represent the value of dividends earned on restricted shares during 2006.

Director Compensation Narrative

Non-employee directors earn cash-based director’s fees according to the following schedule:

•       As Chairman, Mr. Clausen receives a retainer of $80,000 per year

•       As Vice Chairman, Mr. Sven Murmann receives a retainer of $40,000 per year

•       All other non-employee directors receive retainers of $26,000 per year

•       All non-employee directors receive $1,500 for each Board meeting attended

•       All non-employee directors receive $750 for participation in a telephonic meeting

•       Non-employee directors receive an annual retainer of $7,000 for service on the Compensation Committee and $7,000 for service on the Audit Committee. Messrs. Kirchhoff, Loughrey and Wood serve on both the Audit Committee and the Compensation Committee.

Non-employee directors receive an annual grant of restricted shares of Sauer-Danfoss Inc. common stock under the Company’s Non-Employee Director Stock Option and Restricted Stock Plan. The terms of each restricted share grant can vary in accordance with the plan document. For the past several years the annual grants have consisted of 1,500 shares with a three-year vesting period. The restricted shares are forfeitable upon termination of service from the Board for any reason prior to the vesting date, unless otherwise determined by the Board, in its sole discretion. The restricted shares provide for voting and dividend rights during the period of restriction.

U.S. non-employee directors can elect to defer a portion of their cash-based director’s fees by participating in the Sauer-Danfoss Inc. 409A Deferred Compensation Plan for Selected Employees and U.S. Non-Employee Directors. The terms of such deferral are similar to those made available to Sauer-Danfoss employees and have been described previously in the Nonqualified Deferred Compensation Narrative.

The sole employee member of the Board, Mr. Anderson, is not entitled to any compensation for such service.

ITEM 1—ELECTION OF DIRECTORS

The Board of Directors of the Company (the “Board”) has nominated the ten current directors for election. All directors are elected annually.

Each of the ten nominees for director are currently directors and if elected, will serve until the 2008 Annual Meeting and until a successor has been elected and qualified, or until such director’s earlier death, resignation, or removal.

Each share is entitled to one vote for each of ten directors. The persons named in the accompanying proxy will vote it for the election of the nominees named below as directors unless otherwise directed by the stockholder. Each nominee has consented to be named and to continue to serve if elected. In the unanticipated event that a nominee becomes unavailable for election for any reason, the proxies will be voted for the other nominees and for any substitute.

Nominees to Serve for Directors

Ole Steen Andersen, age 60, has been a director of the Company since May 3, 2000. Mr. Andersen has been Executive Vice President and Chief Financial Officer of Danfoss A/S and a member of its Executive Committee for more than the past five years. He is also Chairman of the Board of Cowi A/S, an independent Danish consulting company delivering services within the fields of engineering, environmental science, and economics, a member of the Board of HTCC, a telecom company in Hungary quoted on the American Stock Exchange, and Vice Chairman of Auriga A/S, a Danish agrochemicals company listed on the Copenhagen stock exchange.

David J. Anderson, age 59, a director of the Company since July 1, 2002, has been President and Chief Executive Officer of the Company and President of Sauer-Danfoss (US) Company, the primary U.S. operating subsidiary of the Company, since July 1, 2002. He served as Executive Vice President—Strategic Business Development of the Company from May 3, 2000, until July 1, 2002. Since joining the Company in 1984, Mr. Anderson has held various senior management positions with the Company and Sauer-Danfoss (US) Company with increasing responsibility. He is a member of the Board of several of the Company’s subsidiaries and joint ventures. He is a member of the Executive Committee of the Board. He is also a member of the Board and an officer of the National Fluid Power Association.

Jørgen M. Clausen, age 58, has been a director of the Company since May 3, 2000, Chairman of the Company since May 5, 2004, and prior to that served as Vice Chairman of the Company from 2000 to 2004. He has served as the President and Chief Executive Officer and a member of the Executive Committee of Danfoss A/S for more than the past five years. He is also Chairman of the Board of Risoe National Laboratories, a Danish government-owned research organization, Chairman of Junior Achievement/ Young Enterprise Europe, and a member of the Academy of Technical Sciences, a nonprofit organization promoting the technical sciences in Denmark. He is a member of the Executive Committee and the Nominating Committee of the Board.

Nicola Keim, age 46, has been a director of the Company since April 18, 1990. Ms. Keim, a lawyer by profession, served as a part-time internal counsel for HypoVereinsbank, a German bank, from 1999 to 2003. Ms. Keim is the daughter of Klaus H. Murmann, Chairman Emeritus and a director of the Company and a sister of Sven Murmann, Vice Chairman and a director of the Company.

Johannes F. Kirchhoff, age 49, has been a director of the Company since April 17, 1997. Mr. Kirchhoff has been owner and Managing Director of FAUN Umwelttechnik GmbH & Co. KG, a German manufacturer of vehicles for waste disposal, for more than the past five years. He is Chairman of the Compensation Committee of the Board and a member of the Audit Committee of the Board.

Hans Kirk, age 64, has been a director of the Company since May 3, 2000. He has served as Executive Vice President and a member of the Executive Committee of Danfoss A/S for more than the past five years. Since May 15, 2005, he has also served as the Chief Development Officer of Danfoss A/S. He is also a director of NIRAS Group, a Danish construction consulting company and a director of The Danish Technological Institute, an independent institution approved by the Danish authorities to provide technological services to businesses and the community.

F. Joseph Loughrey, age 57, has been a director of the Company since June 23, 2000. He has been President and Chief Operating Officer of Cummins Inc. since May 2005 and President - Engine Business of Cummins Inc. since October 1999. From October 1999 until May 2005, he was Executive Vice President of Cummins Inc. From 1996 to 1999, Mr. Loughrey served as Executive Vice President of Cummins Engine Company and Group President - Industrial and Chief Technical Officer. He also is a director of Cummins Inc. and Tower Automotive, Inc., a global designer and manufacturer of structural components and assemblies and suspension systems for original equipment manufacturers of automobiles. Mr. Loughrey is a member of the Audit Committee and the Compensation Committee of the Board.

Klaus H. Murmann, age 75, a director of the Company since April 18, 1990, is currently Chairman Emeritus of the Company. From 1987 to May 3, 2000, he served as Chairman and Chief Executive Officer of the Company and its predecessor. He retired as an active employee of the Company as of December 31, 2002. Mr. Murmann founded Sauer Getriebe, a predecessor to the Company, in 1967, and has been involved in the hydrostatics business for more than 40 years. He was Chairman of the Board of PSV AG, Cologne, a German national pension fund, for more than five years until he stepped down in July 2006. Klaus Murmann is the father of Nicola Keim, a director of the Company and Sven Murmann, Vice Chairman and a director of the Company. He is a member of the Nominating Committee of the Board.

Sven Murmann, age 39, has been a director of the Company since April 21, 1994, and Vice Chairman of the Company since May 5, 2004. Mr. Murmann is Managing Director of Sauer Holding GmbH, an investment company controlled by the Murmann family, a position he has held for more than the past five years, and is Chairman of Bibus Hydraulik AG, a distributor of industrial and mobile hydraulic systems and electronic components for the Swiss market. He previously served from August 2000 to August 2002 as Manager of HAKO Holding GmbH & Co., a global manufacturer of indoor and outdoor cleaning equipment based in Germany. He is a member of the Board of Danfoss A/S. Mr. Murmann is the son of Klaus H. Murmann, Chairman Emeritus and a director of the Company, and a brother of Nicola Keim, a director of the Company. He is a member of the Executive Committee of the Board.

Steven H. Wood, age 49, has been a director of the Company since January 1, 2003. Mr. Wood is currently the Chief Financial Officer of Becker-Underwood, Inc., a supplier of non-pesticide specialty chemical and biological products within the agricultural, landscape, turf, and horticulture industries. He was formerly Vice President and Corporate Controller for Metaldyne Corporation, a global designer and supplier of metal-based components, assemblies and modules for the automotive industry, from May 2004 until May 2006. From 2000 until 2003, he was the Executive Vice President and Chief Financial Officer of Maytag Corporation, and from 1996 to 2000 he was Vice President-Financial Reporting and Audit of Maytag. Mr. Wood held various other financial leadership positions within Maytag from 1989 to 1996. Prior to joining Maytag, he was an auditor with Ernst & Young, a public accounting firm, and successfully completed the examination for Certified Public Accountants. He is Chairman of the Audit Committee and a member of the Compensation Committee of the Board.

The Board recommends that stockholders vote FOR the election of the nominees named above as directors.

ITEM 2—RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed KPMG LLP as the independent registered public accounting firm to audit the consolidated financial statements of the Company and its subsidiaries for 2007, subject to ratification of the stockholders at the Annual Meeting. A representative of KPMG LLP is expected to be present at the Annual Meeting and will have the opportunity to make a statement if he or she so desires and to respond to appropriate questions. The affirmative vote of a majority of the shares present and entitled to vote on this item at the Annual Meeting is necessary for the approval of the appointment of KPMG LLP as the Company’s independent registered public accounting firm for 2007. In the event stockholders do not ratify the appointment of KPMG LLP, the appointment will be reconsidered by the Audit Committee. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at anytime during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

Fees to Independent Registered Public Accounting Firm for 2006 and 2005

The following table presents fees for professional services rendered by KPMG LLP for the audit of the Company’s Annual Financial Statements for the years ended December 31, 2006 and 2005 and fees billed for other services rendered by KPMG LLP during those periods:

	2006	2005
Audit Fees	$2,124,000	$2,394,000
Audit Related Fees (1)	32,000	101,000
Tax Fees (2)	290,000	253,000
All Other Fees	0	0

(1)          Consists principally of employee benefit plan audits (2005 only) and statutory accounting advice.

(2)          Consists of international and U.S. tax planning and compliance services, and expatriate tax services.

Policy Regarding Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit related services, tax services and other services that are not prohibited from being provided by the independent registered public accounting firm by the Sarbanes-Oxley Act of 2002 or rules issued thereunder (“Permitted Services”). Pre-approval is granted on an annual basis, generally at the first meeting of the Audit Committee held during each year, and any pre-approval shall be detailed as much as possible as to the particular service or category of services and shall generally be subject to a specific budget. The Committee may delegate pre-approval authority to one or more of its members with respect to Permitted Services when expedition of services is necessary, and has delegated such pre-approval authority to its Chairman. The independent registered public accounting firm and management are required to periodically report to the full Audit Committee (generally at each regular quarterly meeting of the Audit Committee, but the Audit Committee may request a report at any time), regarding the extent of services provided by the independent registered public accounting firm in accordance with any pre-approval, and the fees for the services performed to date. All audit fees, audit related fees, tax fees and other fees paid in 2006 and 2005 were pre-approved by the Audit Committee.

The Board recommends that stockholders vote FOR ratification of the appointment of KPMG LLP as the Company’s independent registered public accounting firm for 2007.

ADDITIONAL INFORMATION

Notice Requirements

To permit the Company and its stockholders to deal with stockholder proposals in an informed and orderly manner, the Bylaws of the Company establish an advance notice procedure. No stockholder proposals, nominations for the election of directors or other business may be brought before an annual meeting unless written notice of such proposal or other business is received by the Secretary of the Company at 2800 E. 13th Street, Ames, Iowa 50010 not less than 120 calendar days in advance of the date that the Company’s proxy statement was released to stockholders in connection with the previous year’s Annual Meeting. For the Company’s annual meeting in the year 2008, the Company must receive this notice on or before December 27, 2007 (i.e., 120 days before April 27, the day this year’s proxy statement was released to stockholders). To comply with the Company’s Bylaws and applicable rules and regulations of the Securities and Exchange Commission, the notice must contain certain specified information about the matters to be brought before the meeting and about the stockholder submitting the proposal. A copy of the applicable Bylaw provisions may be obtained, without charge, upon written request to the Secretary of the Company at 2800 E. 13th Street, Ames, Iowa 50010.

Discretionary Authority

If any other matters are properly presented at the Annual Meeting for consideration, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place, the persons named as proxies and acting thereunder will have discretion to vote on those matters to the same extent as the person delivering the proxy would be entitled to vote. If any other matter is properly brought before the Annual Meeting, proxies in the enclosed form returned to the Company prior to the Annual Meeting will be voted in accordance with the recommendation of the Board or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder. At the date this Proxy Statement went to press, the Company did not anticipate that any other matters would be properly brought before the Annual Meeting.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of Forms 3, 4 and 5 furnished to the Company pursuant to Section 16(a) of the Securities Exchange Act of 1934 with respect to the fiscal year ended December 31, 2006, the Company believes that all of such reports required to be filed during such fiscal year by the Company’s officers, directors and 10% beneficial owners were timely filed.

Form 10-K

The Company will mail without charge, upon written request, a copy of its Annual Report on Form 10-K filed with the Securities and Exchange Commission, including the financial statements, schedules, and list of exhibits. Requests should be sent to Kenneth D. McCuskey, Corporate Secretary, at 2800 E. 13th Street, Ames, Iowa 50010.

By Order of the Board of Directors

Kenneth D. McCuskey
Corporate Secretary

April 27, 2007

SAUER-DANFOSS INC.
2006 ANNUAL REPORT
Business

Sauer-Danfoss Inc. (the “Company”) (NYSE: SHS) is a global leader in the development, manufacture and marketing of advanced systems for the distribution and control of power in mobile equipment. The Company designs, manufactures, and markets hydraulic, electronic, electric, mechanical components, software, and integrated systems that generate, transmit, and control power in mobile equipment for sale to manufacturers of highly engineered, off-road vehicles used for agriculture, construction, road building, turf care, material handling, and specialty vehicles. The Company engineers advanced components and systems to enable its customers to produce highly reliable, efficient and innovative mobile equipment vehicles.

The composition of the Company’s business among its three segments is 48% Propel, 27% Work Function, and 25% Controls. Propel segment products include hydrostatic transmissions, gear boxes, orbital motors, and integrated hydrostatic transaxles. Work Function segment products include steering units, gear pumps and motors, multi-pump assemblies, open circuit pumps, and gear boxes. Controls segment products include a complete line of valves, microcontrollers, solenoid-operated valves, joysticks, speed and positions sensors, grade and slope sensors, and electric drives. All of the segments’ products are sold into each of the Company’s markets either directly to original equipment manufacturers (“OEMs”) or through distributors to OEMs and the aftermarket.

NYSE Price Range, Dividends by Quarter

		1st	2nd	3rd	4th	Full Year
2006	High	$23.13	$25.98	$26.53	$33.56	$33.56
	Low	$18.79	$21.55	$22.22	$23.80	$18.79
	Dividends	$0.14	$0.14	$0.16	$0.16	$0.60
2005	High	$24.20	$23.27	$20.77	$21.25	$24.20
	Low	$18.80	$16.99	$17.12	$17.34	$16.99
	Dividends	$0.12	$0.12	$0.12	$0.12	$0.48

Certifications

The Company submitted to the New York Stock Exchange last year, on or about July 31, 2006, the unqualified Section 303A.12(a) Annual CEO Certification.

The Company also filed as exhibits 31.1 and 31.2 to its Forms 10-K for the years ended December 31, 2006 and December 31, 2005, the certifications of the CEO and CFO required under Section 302 of the Sarbanes-Oxley Act of 2002.

III-1

Performance Graph

The following graph shows a comparison of the cumulative total returns from December 31, 2001 to December 31, 2006, for the Company, the Russell 2000 Index, and the Hemscott, Inc.—Diversified Machinery Index (“Hemscott Group Index”). The graph assumes that $100 was invested on December 31, 2001 in the Company’s common stock, the Russell 2000 Index and the Hemscott Group Index, a peer-group index, and that all dividends were reinvested.

COMPARATIVE CUMULATIVE TOTAL RETURN
AMONG SAUER-DANFOSS INC.,
RUSSELL 2000 INDEX AND HEMSCOTT GROUP INDEX

III-2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Safe Harbor Statement

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as other portions of this annual report on Form 10-K, contain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. All statements regarding future performance, growth, sales and earnings projections, conditions or developments are forward-looking statements. Words such as “anticipates,” “in the opinion,” “believes,” “intends,” “expects,” “may,” “will,” “should,” “could,” “plans,” “forecasts,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and similar expressions may be intended to identify forward-looking statements.

Actual future results may differ materially from those described in the forward-looking statements due to a variety of factors, including the fact material handling and specialty markets have, in recent months, been stronger than in recent years. It is difficult to determine if past experience is a good guide to the future. While the economy in the U.S. was strong in the first half of the year it weakened in the second half of the year. The economic situation in Europe has begun to improve in the last half of the year although that improvement may not necessarily continue. The economy in China strengthened in 2006 after a sluggish 2005. Any downturn in the Company’s business segments could adversely affect the Company’s revenues and results of operations. Other factors affecting forward-looking statements include, but are not limited to, the following: specific economic conditions in the agriculture, construction, road building, turf care, material handling and specialty vehicle markets and the impact of such conditions on the Company’s customers in such markets; the cyclical nature of some of the Company’s businesses; the ability of the Company to win new programs and maintain existing programs with its original equipment manufacturer (OEM) customers; the highly competitive nature of the markets for the Company’s products as well as pricing pressures that may result from such competitive conditions; the continued operation and viability of the Company’s significant customers; the Company’s execution of internal performance plans; difficulties or delays in manufacturing; cost-reduction and productivity efforts; competing technologies and difficulties entering new markets, both domestic and foreign; changes in the Company’s product mix; future levels of indebtedness and capital spending; claims, including, without limitation, warranty claims, field retrofit claims, product liability claims, charges or dispute resolutions; ability of suppliers to provide materials as needed and the Company’s ability to recover any price increases for materials and product pricing; the Company’s ability to attract and retain key technical and other personnel; labor relations; the failure of customers to make timely payment; any inadequacy of the Company’s intellectual property protection or the potential for third-party claims of infringement; global economic factors, including currency exchange rates; general economic conditions, including interest rates, the rate of inflation, and commercial and consumer confidence; energy prices; governmental laws and regulations affecting operations, including tax obligations; changes in accounting standards; worldwide political stability; the effects of terrorist activities and resulting political or economic instability; natural catastrophes; U.S. military action overseas; and the effect of acquisitions, divestitures, restructurings, product withdrawals, and other unusual events.

The Company cautions the reader that these lists of cautionary statements and risk factors may not be exhaustive. The Company expressly disclaims any obligation or undertaking to release publicly any updates or changes to these forward-looking statements that may be made to reflect any future events or circumstances.

About the Company

Sauer-Danfoss Inc. and subsidiaries (the Company) is a worldwide leader in the design, manufacture, and sale of engineered hydraulic and electronic systems and components that generate, transmit and control power in mobile equipment. The Company’s products are used by original equipment manufacturers (OEMs) of mobile equipment, including construction, road building, agricultural, turf care, material handling, and specialty equipment. The Company designs, manufactures, and markets its products

III-3

in the Americas, Europe, and the Asia-Pacific region, and markets its products throughout the rest of the world either directly or through distributors.

Executive Summary of 2006 Compared to 2005

The nature of the Company’s operations as a global producer and supplier in the fluid power industry means the Company is impacted by changes in local economies, including currency exchange rate fluctuations. In order to gain a better understanding of the Company’s base results, a financial statement user needs to understand the impact of those currency exchange rate fluctuations. The following table summarizes the change in the Company’s results from operations by separately identifying changes due to currency fluctuations and the underlying change in operations from 2005 to 2006. This analysis is more consistent with how the Company’s management internally evaluates results.

(in millions)	2005	Currency Fluctuations	Underlying increase (decrease)	2006
Net Sales	$1,547.8	$7.9	$183.4	$1,739.1
Gross Profit	357.7	1.9	37.2	396.8
% of Net Sales	23.1%			22.8%
Selling, general and administrative	217.1	1.2	(2.7)	215.6
Research and development	58.7	0.3	2.9	61.9
Impairment charges and loss on disposal of fixed assets	1.4	—	1.8	3.2
Total operating costs	277.2	1.5	2.0	280.7
Operating income	80.5	0.4	35.2	116.1
% of Net Sales	5.2%			6.7%
Net interest expense	(15.7)	(0.1)	(2.0)	(17.8)
Other expense, net	3.5	(0.2)	(9.0)	(5.7)
Income before taxes and minority interest	68.3	0.1	24.2	92.6
Minority interest	(18.6)	$—	$(3.0)	(21.6)
Earnings before taxes	49.7	0.1	21.2	71.0
% of Net Sales	3.2%			4.1%
Income tax benefit (expense)	(11.0)	0.2	(6.5)	(17.3)
Net income	$38.7	$0.3	$14.7	$53.7

The underlying growth in sales, excluding the effect of currency fluctuations, was approximately 12 percent in 2006. Sales were up in all regions and all segments with increases of 11 percent in the Americas, 13 percent in Europe and 12 percent in Asia-Pacific, excluding the impact of currency. The increase in sales was due to overall strong economic conditions, price increases and higher sales volumes. Gross profit margin on total net sales decreased due to several factors, including restructuring costs incurred, costs incurred for the transfer of production lines, labor costs for overtime worked to meet the high demand for product, and costs to expedite product to meet customer demand.

Selling, general and administrative costs decreased 1 percent during 2006 when compared to the same period in 2005. Costs associated with the implementation of a common company wide business system were $13.7 million in 2006, a decrease of $3.4 million compared to 2005. Costs incurred in 2006 were related to implementation of the system at seven U.S. locations, one Danish location, two Slovakian locations as well as implementations in process in China, Italy and several Scandinavian sales companies. Outside service costs related to the assessment of internal controls under Section 404 of the Sarbanes-

III-4

Oxley Act of 2002 also decreased $3.4 million. These reductions were partially offset by general price increases.

During the first quarter of 2006 the Company announced plans to close the LaSalle, Illinois plant, to discontinue the production of certain product lines currently manufactured in the Swindon, England plant, and to restructure certain activities in the Propel and Controls segments. The Company incurred a total of $13.5 million in restructuring charges in connection with these plans during 2006, $10.9 million was included in cost of sales and $0.5 million in selling, general and administrative expenses and $2.1 million was loss on disposal of fixed assets. Costs incurred include employee termination costs of $3.8 million, impairment and loss on disposal of fixed assets of $2.1 million, accelerated depreciation of $2.1 million, pension curtailment costs of $1.6 million, facilities moving costs of $1.4 million, and other costs of $2.5 million. The restructuring costs as a percent of sales were 0.8 percent in 2006.

In 2006 the Company recognized $5.7 million of other expense, primarily related to foreign currency losses. During 2005 the Company recognized $3.5 million of other income, primarily related to foreign currency gains. The combined negative currency impact of $9.0 million in 2006 is due to the weakening of the U.S. dollar throughout 2006.

Operating Results — 2006 Compared to 2005

Sales Growth by Market

The following table summarizes the Company’s sales growth by market. The table and following discussion is on a comparable basis, which excludes the effects of currency fluctuations.

	Americas	Asia-Pacific	Europe	Total
Agriculture/Turf Care	5%	(26)%	8%	5%
Construction/Road Building	6	17	20	14
Material Handling/Specialty	22	32	14	17
Distribution	18	21	8	15

Agriculture/Turf Care

The turf care market in the U.S. was moderately strong through the first half of the year but declined during the last half of the year. The strengthening agriculture market in Brazil and the increasing commodity prices in the U.S. contributed to the increased sales in the agricultural market in the Americas. Sales in the European market increased slightly compared to 2005 due primarily to strengthening economic conditions, particularly in Germany. The Asia-Pacific region contributes less than 5 percent of the sales in the agriculture and turf care markets and therefore the decrease in the Asia-Pacific region does not significantly impact the total market.

Construction/Road Building

All regions experienced sales increases in the construction and road building markets during 2006. Europe experienced the strongest growth at 20 percent. Increases in Europe are attributable to strengthening of the overall economy and strong export markets. The 6 percent increase in sales in the Americas region is primarily driven by strengthening economic conditions in Brazil as well as increased production of skid steer loaders and crawlers, particularly during the first half of the year. The Asia-Pacific market also benefited from the growth in the skid steer loader market, in addition to increased demand from the Chinese transit mixer market. The road building market in the Asia-Pacific region showed strong increases, mainly due to China’s increased focus on infrastructure spending.

III-5

Material Handling/Specialty

Specialty vehicles are comprised of a variety of markets including forestry, material handling, marine, waste management and waste recycling. All regions contributed to the sales growth in the specialty markets. Growth in the aerial lift market continues to be the main contributor to the overall 17 percent increase in sales in 2006.

Distribution

Products related to all of the above markets are sold to distributors, who then serve smaller OEMs.

Order Backlog

The following table shows the Company’s order backlog and orders written activity for 2005 and 2006, separately identifying the impact of currency fluctuations.

(in millions)	2005	Currency Fluctuation	Underlying increase (decrease)	2006
Total
Backlog at December 31	$504.2	$32.8	$95.4	$632.4
Orders written	1,631.7	8.8	244.4	1,884.9

Total order backlog at the end of 2006 was $632.4 million, compared to $504.2 million at the end of 2005. On a comparable basis, excluding the impact of currency fluctuation, order backlog increased 19 percent over 2005. New sales orders written for 2006 were $1,884.9 million, an increase of 15 percent over 2005, excluding the impact of currency fluctuations.

In recent years backlog information has become less reliable as an indicator of future sales levels as customers alter their sales order patterns. The 15 percent increase in orders written in 2006 is reflective of the strong sales experienced during the year and backlog remains strong at the end of the year with over $630 million of customer orders received for future delivery.

Business Segment Results

The following discussion of operating results by reportable segment relates to information as presented in Note 17 in the Notes to Consolidated Financial Statements. Segment income is defined as the respective segment’s portion of the total Company’s net income, excluding net interest expense, income taxes, minority interest, and global service expenses. Propel products include hydrostatic transmissions and related products that transmit the power from the engine to the wheel to propel a vehicle. Work Function products include steering motors as well as gear pumps and motors that transmit power for the work functions of the vehicle. Controls products include electrohydraulic controls, microprocessors, electric drives and valves that control and direct the power of a vehicle.

III-6

The following table provides a summary of each segment’s net sales and segment income, separately identifying the impact of currency fluctuations during the year.

(in millions)	2005	Currency fluctuation	Underlying increase (decrease)	2006
Net sales
Propel	$751.1	$1.0	$87.2	$839.3
Work Function	430.7	3.3	37.4	471.4
Controls	366.0	3.6	58.8	428.4
Segment income (loss)
Propel	$106.4	$0.0	$5.4	$111.8
Work Function	6.3	0.3	9.9	16.5
Controls	31.4	0.1	11.2	42.7
Global Services and other expenses, net	(60.1)	(0.2)	(0.3)	(60.6)

Propel Segment

The Propel segment experienced strong growth in 2006, with a sales increase of 12 percent excluding the effects of currency fluctuations. Gross profit margin decreased 1.2 percent excluding the effects of currency fluctuations during 2006. The decrease in gross profit margin is primarily due to $8.3 million of restructuring charges. In March 2006 the Company announced plans to close the manufacturing facility in LaSalle, Illinois during 2006 along with certain other restructuring activities. Restructuring costs incurred in 2006 consist of employee termination costs of $1.6 million, pension curtailment charges of $1.6 million, accelerated depreciation of fixed assets of $2.1 million, and $3.0 million of other charges.

Work Function Segment

Sales in the Work Function segment increased 9 percent, excluding the effects of currency fluctuations during 2006. The gross profit margin increased 0.7 percent excluding the impacts of currency fluctuations during 2006. Segment income was negatively impacted by $3.5 million of restructuring costs. In March 2006 the Company announced plans to discontinue production of certain product lines manufactured in the Swindon, England plant resulting in recognizing $1.9 million of employee termination costs and $1.6 million of fixed asset impairment charges.

Controls Segment

Net sales in the Controls segment, excluding the effects of currency fluctuations, increased 16 percent during 2006. The gross profit margin decreased 0.5 percent, excluding the impact of currency fluctuations, with increases through September 2006 offset by declines in the fourth quarter due to costs incurred for the introduction of new products. Despite increased sales, operating costs were $0.2 million lower primarily due to higher costs in 2005 for research and development spending for new products in the development stage as well as start-up costs related to a new production facility in India. The increase in sales, nearly flat margins and decreases in operating costs contributed to a 36 percent increase in segment income.

Global Services and other expenses, net

Segment costs in Global Services and other expenses, net relate to internal global service departments, along with the operating costs of the Company’s executive offices. Global services include costs such as consulting for special projects, tax, and accounting fees paid to outside third parties, certain insurance premiums, and the amortization of intangible assets from certain business combinations. Global Services

III-7

costs decreased $0.3 million in 2006 compared to the same period in 2005, excluding the effects of currency fluctuations. The Company incurred $5.8 million of losses on foreign currency transactions in 2006 compared to $3.2 million of gains on foreign currency transactions in 2005, which negatively affected other expenses by $9.0 million when comparing to the 2005 results. These increases were offset by a $3.4 million decrease in costs associated with the implementation of a common company wide business system, decreased long-term incentive plan costs of $2.7 million, and a decrease of $3.4 million in outside service costs related to the assessment of internal controls under Section 404 of the Sarbanes-Oxley Act of 2002.

Income Taxes

The Company’s effective tax rate was 24.3 percent in 2006 compared to 22.1 percent in 2005.

The 2006 rate includes benefit of $5.7 million for reversal of valuation allowances on deferred tax assets. The 2005 rate also included benefit of $4.4 million for reversal of valuation allowances on deferred tax assets. These deferred tax assets were generated in prior years and no tax benefits were recognized at that time. In addition, the 2005 rate included the benefit of the reduction of the statutory tax rate in Denmark from 30 percent to 28 percent, enacted in 2005, that resulted in a tax benefit of $1.5 million.

Executive Summary of 2005 Compared to 2004

The following table summarizes the change in the Company’s results from operations by separately identifying changes due to currency fluctuations and the underlying change in operations from 2004 to 2005. This analysis is more consistent with how the Company’s management internally evaluates results.

(in millions)	2004	Currency fluctuations	Underlying increase (decrease)	2005
Net sales	$1,404.2	$3.6	$140.0	$1,547.8
Gross profit	346.1	2.1	9.5	357.7
% of Net Sales	24.6%			23.1%
Selling, general and administrative	200.2	0.1	16.8	217.1
Research and development	51.9	0.1	6.7	58.7
Loss on disposal of fixed assets	2.1	0.0	(0.7)	1.4
Total operating costs	254.2	0.2	22.8	277.2
Operating income	91.9	1.9	(13.3)	80.5
% of Net Sales	6.5%			5.2%
Net interest expense	(17.4)	0.0	1.7	(15.7)
Other expense, net	(4.1)	0.0	7.6	3.5
Income before taxes and minority interest	70.4	1.9	(4.0)	68.3
Minority interest	(21.5)	0.0	2.9	(18.6)
Earnings before taxes	48.9	1.9	(1.1)	49.7
% of Net Sales	3.5%			3.2%
Income tax benefit (expense)	(15.7)	1.0	3.7	(11.0)
Net income	$33.2	$2.9	$2.6	$38.7

The underlying growth in sales, excluding the effect of currency fluctuations, was approximately 10 percent in 2005. The improving economy in the U.S., not only resulted in increased sales within the Americas, but also increased export business from the Company’s European and Asia-Pacific customers. Margin on total net sales decreased due to several factors, including labor costs for overtime worked to meet the high demand for product, costs to expedite product to meet customer demand, and costs for subcontract suppliers used to reduce the cost of production bottlenecks, primarily in the Work Function segment.

III-8

The increase in selling, general, and administrative costs in 2005 was due to the continuing development and implementation of a common business system to standardize business processes and provide a single interface to direct OEM customers and suppliers. The new business system has been in development since 2003 and the costs incurred in 2004, with the exception of $3.5 million, related to development and therefore were capitalized. The common business system was implemented at five locations during 2005 and costs related to the system and its implementation are now expensed. Costs in 2005 related to the common business system totaled $23.0 million, of which $5.8 million are of an ongoing nature that will replace costs related to the current systems in place. In future years it is anticipated that the investment in the common business system will drive improved operational efficiency, customer service, and thereby improve financial performance. The system will continue to be implemented at additional locations until complete in 2008. The Company incurred $4.4 million of expense in 2004 to restructure its sales and distribution operations in Europe resulting in consolidated inventory, warehouse, and distribution operations as well as streamlined delivery directly from the manufacturing locations to the customer. There were no additional costs related to this restructuring in 2005.

Research and development costs increased approximately 13 percent in 2005, due to ongoing research projects, primarily related to the Propel and Controls segments.

In 2005 the Company recognized other income of $3.2 million related to foreign currency gains on transactions. The Company recognized $4.1 million of expense in 2004 due to foreign currency losses on transactions. This fluctuation between years was primarily due to the significant weakening of the U.S. dollar in late 2004 and the strengthening of the U.S. dollar throughout 2005.

Operating Results — 2005 Compared to 2004

Sales Growth by Market

The following table summarizes the Company’s sales growth by market. The table and following discussion is on a comparable basis, which excludes the effects of currency fluctuations.

	Americas	Asia-Pacific	Europe	Total
Agriculture/Turf Care	1%	28%	4%	3%
Construction/Road Building	20	29	10	17
Material Handling/Specialty	30	5	11	14
Distribution	14	2	7	10

Agriculture/Turf Care

The Asia-Pacific region showed the greatest percentage of growth, however this is a relatively small market as it represents less than five percent of the Company’s sales in the agriculture and turf care markets. The agriculture market in the Americas was down overall; however, increased sales in the North American sprayer market offset reduced tractor production. The consumer turf care market in the Americas was level with 2004, while demand in the commercial market was lower than in 2004. The agriculture market in Europe was also down compared to 2004 resulting in reduced tractor sales.

Construction/Road Building

The construction and road building markets were improved in the Americas in 2005. The 20 percent growth in the Americas is primarily due to a strong market for skid steer loaders; however, sales also increased due to new sales of medium power hydrostatic products to a major OEM in 2005. The 29 percent growth in Asia-Pacific is also due to strong markets for skid steer loaders and road roller products in North America as the OEMs are exporting product to the Americas. The transit mixer market drove the growth in the European market in 2005, in addition to OEMs exporting product to the Americas for the road building market.

III-9

Material Handling/Specialty

A strong aerial lift market is contributing to the 30 percent growth in the Americas. In Europe several of the material handling markets experienced growth in 2005 including forklift, aerial lifts, and container handling equipment. The forestry and marine markets have also contributed to the 11 percent growth in the European specialty markets. The sales growth in the Asia-Pacific region is due to increased sales into the mining market, although Asia-Pacific sales are a small percentage of the Company’s total sales in the specialty markets.

Distribution

Products related to all of the above markets are sold to distributors, who then serve smaller OEMs.

Order Backlog

The following table shows the Company’s order backlog and orders written activity for 2004 and 2005, separately identifying the impact of currency fluctuations. Order backlog represents the amount of customer orders received for future shipment.

(in millions)	2004	Currency Fluctuation	Underlying increase (decrease)	2005
Total
Backlog at December 31	$467.4	$(22.0)	$58.8	$504.2
Orders written	1,429.4	3.6	198.7	1,631.7

Total order backlog at the end of 2005 was $504.2 million, compared to $467.4 million at the end of 2004. On a comparable basis, excluding the impact of currency fluctuation, order backlog increased 13 percent over 2004. New sales orders written for 2005 were $1,631.7 million, an increase of 14 percent over 2004, excluding the impact of currency fluctuations.

In recent years backlog information has become less reliable as an indicator of future sales levels as customers alter their sales order patterns. The 14 percent increase in orders written in 2005 is reflective of the strong sales experienced during the year and backlog remains strong at the end of the year with over $500 million of customers orders received for future delivery.

Business Segment Results

The following table provides a summary of each segment’s net sales and segment income, separately identifying the impact of currency fluctuations during the year.

(in millions)	2004	Currency fluctuation	Underlying increase (decrease)	2005
Net sales
Propel	$656.5	$0.7	$93.9	$751.1
Work Function	412.1	1.2	17.4	430.7
Controls	335.6	1.7	28.7	366.0
Segment income (loss)
Propel	$90.0	$0.6	$15.8	$106.4
Work Function	20.8	0.7	(15.2)	6.3
Controls	24.7	0.3	6.4	31.4
Global Services and other expenses, net	(47.7)	0.3	(12.7)	(60.1)

III-10

Propel Segment

The Propel segment experienced the strongest growth in 2005, with a sales increase of 14 percent excluding the effects of currency fluctuations. Consumers continue to move away from mechanical transmissions to hydrostatic transmissions in the turf care market, which has contributed to increased sales in the Propel segment, although, as noted in the market section, the growth in the turf care market is beginning to level off. The gross profit percentage of sales in the Propel segment was consistent in 2005 with the 25 percent achieved in 2004. Segment income increased 18 percent from 2004, excluding the effects of currency fluctuations.

Work Function Segment

Sales in the Work Function segment increased by 4 percent, excluding the effect of currency fluctuations, in 2005 compared to 2004. Similar to 2004, demand for Work Function product has been high and has resulted in increased overtime costs and increased delivery costs to expedite shipments to meet customer demand which has had a negative impact on the gross margin. In late 2005 the Company established production capacity in the U.S. for Work Function products that are sold in the U.S. market. This additional production capability is expected to reduce capacity constraints and freight costs in 2006. During 2005 the Work Function segment recognized $1.0 million of field recall costs related to two separate quality issues. In 2004 the income of the Work Function segment was negatively affected by $2.2 million of restructuring costs, including the remaining costs to relocate the operations of the Company’s West Branch, Iowa facility that was started in 2003.

Controls Segment

Net sales increased 8 percent, excluding the effects of currency fluctuations, in 2005 compared to 2004. Gross profit as a percent of sales was consistent with 2004 at 28 percent. Segment income in 2005 increased 26 percent compared to 2004 excluding the impact of currency fluctuations.

Global Services and other expenses, net

Expenses in global services increased in 2005 due to $19.5 million of increased expenses related to the common business system. This increased expense was partially off-set by a $7.3 million fluctuation in foreign currency gain/loss and a $1.5 million reduction in outside service costs to assess internal controls and related audit costs to test management’s assessment of internal control under Section 404 of the Sarbanes-Oxley Act of 2002. Total costs in 2005 related to the internal control assessment were $5.2 million in 2005, compared to $6.7 million in 2004. As noted in the executive summary, the Company recognized other income of $3.2 million related to foreign currency gains on transactions in 2005 compared to $4.1 million of losses on foreign currency exchange in 2004, which is included in global services and other expenses.

Income Taxes

The Company’s effective tax rate was 22.1 percent in 2005 compared to 32.2 percent in 2004.

The 2005 rate includes the benefit of the reduction of the statutory tax rate in Denmark from 30 percent to 28 percent that was enacted in 2005. This change in tax rate resulted in a decrease of tax expense of $0.4 million for current year income and $1.1 million for the change in deferred tax liabilities related to earlier periods for a total benefit of $1.5 million. The benefit was partially offset by $0.8 million of tax expense in the U.S. related to the repatriation of previously undistributed earnings from a subsidiary in Denmark, in connection with the American Jobs Creation Act. The 2005 rate also includes benefit of $4.4 million for reversal of valuation allowances on deferred tax assets. These deferred tax assets were generated in prior years and no tax benefits were recognized at that time.

III-11

Market Risk

The Company is naturally exposed to various market risks, including changes in foreign currency exchange rates and interest rates.

Foreign Currency Changes

The Company has operations and sells its products in many different countries of the world and therefore, conducts its business in various currencies. The Company’s financial statements, which are presented in U.S. dollars, can be impacted by foreign exchange fluctuations through both translation risk and transaction risk. Translation risk is the risk that the financial statements of the Company, for a particular period or as of a certain date, may be affected by changes in the exchange rates that are used to translate the financial statements of the Company’s operations from foreign currencies into U.S. dollars. Transaction risk is the risk from the Company receiving its sale proceeds or holding its assets in a currency different from that in which it pays its expenses and holds its liabilities.

In previous years, the Company had been well balanced between its U.S. and European operations because the Company generated its sales in the same country in which it incurred its expenses, or shipped products between geographic regions on a balanced basis. However, in recent years the balance has shifted and the amount of sales made in U.S. dollars has increased, whereas the production costs are in a currency other than the U.S. dollar, increasing the Company’s exposure to transaction risk. In 2006 the Company sold a total of $159.7 million into the U.S. of product that had been produced in European based currencies compared to sales into Europe of $57.6 million of product produced in U.S. dollars. This imbalance had a significant impact on the results of the Company. In 2006 the results were unfavorable as the dollar weakened in comparison to other currencies compared to 2005. The Company produces and sells its product in several regions of the world, however the U.S. and European transactions comprise the majority of the imbalance between regions.

In 2005 the Company began to enter into forward contracts to minimize the impact of currency fluctuations on cash flows related to forecasted sales denominated in currencies other than the functional currency of the selling location. The forecasted sales represent sales to both external and internal parties. Any effects of the forward contracts related to sales to internal parties are eliminated in the consolidation process until the related inventory has been sold to an external party. The forward contracts qualify for hedge accounting and therefore are subject to effectiveness testing at the inception of the contract and throughout the life of the contract. In 2006 as a result of hedge accounting for the forward contracts, the Company recognized an increase to net sales of $0.5 million and expense of $0.3 million was recorded to offset gain on currency transactions. The fair value of forward contracts included as an asset on the balance sheet at December 31, 2006 was $1.1 million.

The Company is also impacted by translation risk in terms of comparing results from period to period. Fluctuations of currencies against the U.S. dollar can be substantial and therefore, significantly impact comparisons with prior periods. The translation impact on making prior period comparisons with respect to the Company’s net sales can be material, although the impact has not been significant in either 2006 or 2005. Translation affects the comparability of both the income statement and the balance sheet.

The change in the exchange rate does affect the comparability of the balance sheet between 2006 and 2005 as the balance sheet accounts are translated at the exchange rate as of December 31. The U.S. dollar weakened by 11 percent against the euro and the Danish kroner from December 31, 2005 to December 31, 2006. The weakening of the dollar has resulted in approximately 40 percent of the Company’s total balance sheet being stated 11 percent higher than the prior year since roughly 40 percent of the Company’s total assets and liabilities are denominated in the euro or the Danish kroner.

III-12

Interest Rate Changes

The Company uses interest rate swap agreements on a limited basis to manage the interest rate risk on the total debt portfolio. The Company was a party to three interest rate swap agreements at December 31, 2006, with a combined notional amount of 4.7 million euro, that require the Company to pay interest at a fixed rate and receive interest at a variable rate. The fair value of the interest rate swap agreements is recorded as a liability of $0.1 million on the balance sheet at December 31, 2006, with the offset recorded in accumulated other comprehensive income as the derivatives are accounted for using hedge accounting. The interest rate swap agreements mature at various dates through March 2009.

The following table summarizes the maturity of the Company’s debt obligations for fixed and variable rate debt (amounts in millions):

	Fixed Rate Debt (1)	Variable Rate Debt
2007	$7.5	$112.7
2008	14.6	—
2009	13.3	—
2010	15.2	5.2
2011	18.1	10.4
2012 and Thereafter	69.1	36.5
Total	$137.8	$164.8

(1)          Includes total principal repayments of $6.2 million on variable rate debt. The rate has been fixed through the use of interest rate swaps.

Liquidity and Capital Resources

The Company’s principal sources of liquidity have been cash flow from operations and from its various credit facilities. The Company historically has accessed diverse funding sources, including short and long-term unsecured bank lines of credit in the United States, Europe, and Asia, as well as the private debt markets in the United States as discussed in Note 7 in the Notes to Consolidated Financial Statements. The Company expects to have sufficient sources of liquidity to meet its future funding needs due to the multiple funding sources that have been, and continue to be, available to the Company.

The multicurrency revolving credit facility, as modified in July 2006, provides up to $300 million of unsecured credit through December 2010, as well as 40 million euro term loan which expires in July 2013. At December 31, 2006 the Company had $106.4 million outstanding under the revolving credit facility. The Company is required to meet certain financial covenants under this facility as described in Note 7 in the Notes to Consolidated Financial Statements. The Company was in compliance with the covenants at December 31, 2006 and is not aware of any circumstances currently that would impact compliance during the next twelve months.

Cash Flows from Operations

Cash provided by operations was $167.9 million in 2006. The Company invested an additional $14.3 million, excluding the effect of currency, in inventories in 2006 in order to meet the anticipated increase in demand for product in early 2007. In addition, a large increase in receivables of $24.5 million contributed to a use of cash due to the higher level of sales in the fourth quarter. These increases were offset by an increase in accounts payable of $27.2 million, primarily due to the increase in inventory.

III-13

Total cash of the Company increased $14.9 million from December 31, 2005 to December 31, 2006. At December 31, 2006 cash balances in China totaled $23.0 million, an increase of $12.5 million from December 31, 2005. The Company is paying dividends from its Chinese entities to the maximum extent possible under current regulations, however, due to the nature of the governmental and other regulatory controls, it is difficult to move cash out of China for reasons other than payment for goods shipped into that country. As the Company continues to consider expanding its manufacturing capabilities in low cost regions, it will make every effort to utilize the cash balances in those regions to fund future expansions. Total cash outside of China increased by $2.4 million in 2006.

Cash Used in Investing Activities

Capital expenditures for 2006 totaled $116.2 million. Capital expenditures were high in all business segments and were primarily related to the addition of production capacity in order to meet anticipated future demand levels.

Cash Used in Financing Activities

The Company continues to pay dividends to stockholders on a quarterly basis with $26.7 million of cash used to pay dividends in 2006. In addition, the Company periodically makes distributions to its minority interest partners from its various joint venture activities with distributions totaling $19.9 million in 2006. The distributions can vary from year to year depending on the amount of undistributed earnings of the businesses and the needs of the partners. The Company borrowed an additional $1.8 million, net, in 2006, and paid $0.3 million of fees related to the modification of its multicurrency revolving credit facility discussed above in Liquidity and Capital Resources.

Contractual Cash Obligations

The majority of the Company’s contractual obligations to make cash payments to third parties are for financing obligations. These include future lease payments under both operating and capital leases. The following table discloses the Company’s future commitments under contractual obligations as of December 31, 2006:

							2012 and
Contractual Cash Obligations (3)	Total	2007	2008	2009	2010	2011	Thereafter
Long-term debt	$302,631	$120,243	$14,554	$13,292	$20,360	$28,513	$105,669
Interest on long-term debt (1),(2)	63,192	14,609	13,642	12,397	11,105	3,922	7,517
Capital leases	19,076	1,131	1,139	1,129	999	876	13,802
Operating leases	54,389	10,956	8,819	6,730	3,517	1,496	22,871
Rental and service agreemnts with related party Danfoss A/S	54,959	7,583	7,582	7,580	7,588	7,597	17,029
Total contractual cash obligations	$494,247	$154,522	$45,736	$41,128	$43,569	$42,404	$166,888

The following assumptions are used in the calculation of the contractual cash obligations:

(1)         The annual amount borrowed under revolving credit agreements does not change from the $106.4 million borrowed at December 31, 2006, through the maturity date of the agreements.

(2)         The margin rate on variable interest rate debt does not change from December 31, 2006. The base interest rate for future years is based on the interest yield curves as of December 31, 2006.

(3)         Commitments denominated in a currency other than the U.S. dollar are translated at the December 31, 2006 exchange rate.

III-14

In addition to the above contractual obligations, the Company has certain other funding needs that are non-contractual by nature, including funding of certain pension plans. In 2007 the Company anticipates contributing $6.1 million to its U.S. and U.K. pension and health benefit plans. Although the Company has not funded the German pension plan in the past, it is discussing funding options and may partially fund the pension liabilities in 2007.

Other Matters

Critical Accounting Estimates

The SEC’s guidance surrounding the disclosure of critical accounting estimates requires disclosures about estimates a company makes in applying its accounting policies. However, such discussion is limited to “critical accounting estimates,” or those that management believes meet two criteria: 1) the accounting estimate must require a company to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and 2) different estimates that the company reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period could have a material impact on the presentation of the company’s financial condition, changes in financial condition or results of operations.

Besides the estimates that meet the two criteria for a “critical estimate” above, the Company makes many other accounting estimates in preparing its financial statements and related disclosures. All estimates, whether or not deemed critical, can affect the reported amounts of assets, liabilities, revenues, and expenses as well as disclosures of contingent assets and liabilities. Estimates are based on experience and information available prior to the issuance of the financial statements. Materially different results can occur as circumstances change and additional information becomes known, including estimates not deemed “critical” under the SEC’s guidance.

The discussion below should be read in conjunction with disclosures elsewhere in this discussion and in the Notes to the Consolidated Financial Statements related to estimates, uncertainties, contingencies, and new accounting standards. Significant accounting policies are discussed in Note 1 to the Consolidated Financial Statements beginning on page III-24. The development and selection of accounting estimates, including those deemed “critical,” and the associated disclosures in this discussion, have been discussed by management with the audit committee of the Board of Directors.

Inventory Valuation — As a manufacturer in the capital goods industry, inventory is a substantial portion of the assets of the Company, amounting to over 20 percent of total assets at December 31, 2006. The Company must periodically evaluate the carrying value of its inventory to assess the proper valuation. This includes recording period adjustments as needed to 1) record expenses due to excess capacity, 2) provide for excess and obsolete inventory, and 3) ensure that inventory is valued at the lower of cost or market. On a quarterly basis, management within each segment performs an analysis of the underlying inventory to identify the need for appropriate write-downs to cover each of these items. In doing so, management applies consistent practices based upon historical data such as actual loss experience, past and projected usage, actual margins generated from trade sales of its products, and finally its best judgment to estimate the appropriate carrying value of the inventory.

Warranty Provisions — The Company warrants its various products over differing periods depending upon the type of product and application. Consequently, the Company records liabilities for the estimated warranty costs that may be incurred under its basic warranty based on past trends of actual warranty claims compared to the actual sales levels to which those claims apply. These liabilities are accrued at the time the sales of the products are recorded. Factors that affect the Company’s warranty liability include the number of units in the field currently under warranty, historical and anticipated rates of warranty claims on those units and the cost per claim to satisfy the Company’s warranty obligation. The anticipated rate of warranty claims is the primary factor impacting the Company’s estimated warranty obligation. Each quarter, the

III-15

Company reevaluates its estimates to assess the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

In addition to its normal warranty liability, the Company, from time to time in the normal course of business, incurs costs to repair or replace defective products with a specific customer or group of customers. The Company refers to these as “field recalls” and in these instances, the Company will record a specific provision for the expected costs it will incur to repair or replace these products utilizing information from customers and internal information regarding the specific cost of materials and labor. Typically, field recalls are infrequent in occurrence, however, when they occur, field recalls can be for a large number of units and quite costly to rectify. Because of the sporadic and infrequent nature of field recalls, and due to the extreme range of costs associated with field recalls, the Company cannot accurately estimate these costs at the time the products are sold. Therefore, these costs are recorded at the time information becomes known to the Company. As the field recalls are settled, the Company relieves the specific liability related to that field recall. These specific field recall liabilities are reviewed on a quarterly basis.

Long-Lived Asset Recovery — A significant portion of the Company’s total assets consist of property, plant and equipment (PP&E) and definite life intangibles, as well as goodwill. Changes in technology or in the Company’s intended use of these assets, as well as changes in the broad global economy in which the Company operates, may cause the estimated period of use or the carrying value of these assets to change.

This requires the Company to periodically assess the estimated useful lives of its assets in order to match, through depreciation and amortization, the cost of those assets with the benefits derived over the period of usefulness. The useful lives of these assets can be shortened through greater use due to volume increases, rapidly changing technology such as the use of electronics and computer-operated controls, and through inadequate maintenance. Despite management’s best efforts to determine the appropriate useful lives of its equipment, certain situations may arise that lead to an asset or group of assets becoming impaired, meaning their economic value becomes less than the value at which the Company is carrying the asset on its books. Examples of these situations are product rationalization efforts or restructuring of manufacturing facilities. When these situations arise, the Company tests the assets for impairment and will write down the asset in the period when the impairment becomes known. In addition, goodwill is tested for impairment at least annually. As of December 31, 2006 a ten percent change in the depreciable lives of the Company’s assets would impact depreciation expense by approximately $9.6 million.

Valuation of Trade Receivables — The Company records trade receivables due from its customers at the time a sale is recorded in accordance with its revenue recognition policy. The future collectibility of these amounts can be impacted by the Company’s collection efforts, the financial stability of its customers, and the general economic climate in which it operates. The Company applies a consistent practice of establishing an allowance for accounts that it believes may become uncollectible through reviewing the historical aging of its receivables, looking at the historical losses incurred as a percentage of net sales, and by monitoring the financial strength of its customers. In addition, local customary practices have to be taken into account due to varying payment terms being applied in various parts of the world where the Company conducts its business. If the Company becomes aware of a customer’s inability to meet its financial obligations (e.g., where it has filed for bankruptcy), the Company establishes a specific allowance for the potential bad debt to reduce the net recognized receivable to the amount it reasonably believes will be collected. The valuation of trade receivables is performed quarterly.

Workers Compensation — The Company has an insurance policy to cover workers compensation claims in the United States, in which the Company pays the first $0.25 million per claim, per incident. The Company establishes its workers compensation reserve based on historic growth factors of claims and an estimate of incurred, but not reported claims. This analysis is performed on a quarterly basis.

III-16

U.S. Health Care Costs — The Company self insures its U.S. health care costs for eligible employees and their qualified dependents with exposure for any one year, excluding prescription costs, limited to $0.2 million per individual. The Company establishes reserves for its health care cost based on historic claims data and an estimate of incurred, but not reported claims. This analysis is performed on a quarterly basis.

Pensions — The Company has noncontributory defined benefit pension plans for a portion of its employees. In certain countries, such as the United States and the United Kingdom, these plans are funded with plan assets whereas in other countries such as Germany, the plans are completely unfunded, which is customary. The measurement of the Company’s pension obligations and costs is dependent on a variety of assumptions determined by management and used by the Company’s actuaries. These assumptions include estimates of the present value of projected future pension payments to all plan participants, taking into consideration the likelihood of potential future events such as salary increases and other experience. These assumptions may have an effect on the amount and timing of future contributions. The plan trustee conducts an independent valuation of the fair value of pension plan assets.

The assumptions used in developing the required estimates include the following key factors:

Discount rates	Inflation
Salary growth	Expected return on plan assets
Retirement rates	Mortality rates

The Company bases the discount rate assumption on investment yields available at or near year-end on corporate long-term bonds rated AA. The inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions reflect the Company’s long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets reflects asset allocations, investment strategy, and the views of investment managers and other large pension plan sponsors. Retirement and mortality rates are based primarily on actual plan experience and standard industry actuarial tables, respectively. The effects of actual results differing from our assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense in such future periods.

The Company’s funding policy for the U.S. plans are to contribute amounts sufficient to meet the minimum funding requirement of the Employee Retirement Income Security Act of 1974, plus any additional amounts the Company may deem to be appropriate. In 2007 the Company anticipates contributing $2.2 million to its U.S. plans and $1.3 million to its U.K. plans.

Postretirement Benefits Other Than Pensions — The Company provides postretirement health care benefits for certain employee groups in the United States. This plan is contributory and contains certain other cost-sharing features such as deductibles and coinsurance. The Company does not pre-fund this plan and has the right to modify or terminate this plan in the future.

The postretirement liability, which is determined on an actuarial basis, is recognized in the Company’s Consolidated Balance Sheets and the postretirement expense is recognized in the Consolidated Statements of Income. The Company must determine the actuarial assumption for the discount rate used to reflect the time value of money in the calculation of the accumulated postretirement benefit obligation for the end of the current year and to determine the postretirement cost for the subsequent year. For guidance in determining this rate, the Company looks at investment yield trends available near year-end on corporate bonds rated AA. In addition, the Company must determine the actuarial assumption for the health care cost trend rate used in the calculation of the accumulated postretirement benefit obligation for the end of the current year and to determine the net periodic postretirement benefit cost for the subsequent year. As of December 31, 2006 a one-percentage-point change in the assumed health care cost trend rate would

III-17

impact the expense recognized in 2006 by $0.2 million and would affect the post-retirement benefit obligation by $2.4 million. In 2007 the Company anticipates contributing $2.6 million to this plan.

Deferred Income Taxes — Tax regulations may require items to be included in the tax return at different times than the items are reflected in the financial statements. Some of the differences are permanent, such as expenses that are not deductible on a tax return, and some of the differences are temporary such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally are attributable to items that can be used as a tax deduction or credit in a tax return in future years but the amount has already been included as an expense in the financial statements. Deferred tax liabilities generally represent deductions that have been taken on the tax return but have not been recognized as expense in the financial statements. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

New Accounting Policies

In November 2004 the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs.” SFAS No. 151 amends Accounting Research Bulletin No. 43, Chapter 4 on inventory pricing to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials should be recognized as current period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The Company adopted SFAS No. 151 in 2006 with no material effect on the Company’s consolidated financial statements.

In September 2006 the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of SFAS No. 87, 88, 106, and 132(R)”. This standard requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, SFAS No. 158 requires employers to measure the funded status of a plan as of the date of its fiscal year-end. The Company adopted SFAS No. 158 in 2006. The effect of adoption was to decrease assets by $1.4 million, increase liabilities by $27.9 million, and decrease accumulated other comprehensive income by $29.3 million. The new measurement date requirement applies for fiscal years ending after December 15, 2008, however the Company already uses a measurement date of December 31 so this change will have no impact on the consolidated financial statements.

In September 2006 the U.S. Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. The Company adopted SAB 108 in 2006 with no impact on the consolidated financial statements.

In June 2006 the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact on financial reporting and is currently evaluating the impact, if any, the adoption of FIN 48 will have on the consolidated financial statements.

In June 2006 the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 06 — 3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income

III-18

Statement (that is, Gross versus Net Presentation)”, which allows companies to adopt a policy of presenting taxes in the income statement on either a gross or net basis. Taxes within the scope of this EITF would include taxes that are imposed on a revenue transaction between a seller and a customer. If such taxes are significant, the accounting policy should be disclosed as well as the amount of taxes included in the financial statements if presented on a gross basis. EITF No. 06 — 3 is effective for reporting periods beginning after December 15, 2006. The Company is currently assessing the impact, if any, of EITF No. 06 — 03 on its consolidated financial statements.

In September 2006 FASB issued SFAS No. 157, “Fair Value Measurements” which clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The Company has not yet determined the impact that the implementation of SFAS No. 157 will have on the consolidated financial statements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

In February 2007 the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.” SFAS No. 159 permits many financial instruments and certain other items to be measured at fair value at the option of the Company. SFAS No. 159 is effective for financial statements issued for first fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS No. 159 to have a significant impact on the consolidated financial statements.

Non-Audit Services of Independent Registered Public Accounting Firm

The Company’s Independent Registered Public Accounting Firm, KPMG LLP, performed the following non-audit services that have been approved by the Audit Committee of the Board of Directors: international tax planning and compliance services, expatriate tax services for persons not in a financial reporting oversight role, statutory audits and related matters, and tax and accounting technical support.

Outlook

Management of the Company anticipates strong sales growth in 2007. This should be led by the strong European and Asia-Pacific markets, with the North American markets still showing some growth. The implementation of the Company’s common business system will continue, with implementation at the Company’s Chinese and Italian locations occurring in the second quarter of 2007, leaving some sales companies and smaller plants to be implemented later in 2007 and in 2008.

III-19

Sauer-Danfoss Inc. and Subsidiaries
Consolidated Statements of Income
(Dollars in thousands, except per share data)

	For the Years Ended December 31,
	2006	2005	2004
Net Sales	$1,739,088	$1,547,816	$1,404,159
Costs and Expenses:
Cost of sales	1,342,324	1,190,070	1,058,075
Selling, general and administrative	215,565	217,130	200,142
Research and development	61,880	58,673	51,913
Impairment charges and loss on disposal of fixed assets	3,246	1,391	2,119
Total costs and expenses	1,623,015	1,467,264	1,312,249
Operating income	116,073	80,552	91,910
Nonoperating Income (Expenses):
Interest expense	(18,415)	(17,540)	(18,403)
Interest income	654	1,887	988
Other, net	(5,675)	3,465	(4,052)
Nonoperating expenses, net	(23,436)	(12,188)	(21,467)
Income Before Income Taxes and Minority Interest	92,637	68,364	70,443
Minority Interest	(21,617)	(18,657)	(21,522)
Income Before Income Taxes	71,020	49,707	48,921
Income Tax Expense	(17,272)	(10,992)	(15,735)
Net Income	$53,748	$38,715	$33,186
Net Income per common share, basic	$1.13	$0.82	$0.70
Net Income per common share, diluted	$1.11	$0.81	$0.70
Weighted average basic shares outstanding	47,699,972	47,455,507	47,409,377
Weighted average diluted shares outstanding	48,237,814	47,795,160	47,509,941

See accompanying notes to consolidated financial statements.

III-20

Sauer-Danfoss Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except per share data)

	December 31,
	2006	2005
Assets
Current Assets:
Cash and cash equivalents	$29,112	$14,194
Accounts receivable (net of allowances for doubtful accounts of $5,705 and $4,900 in 2006 and 2005, respectively)	259,976	220,752
Inventories	272,286	238,905
Other current assets	43,931	38,369
Total current assets	605,305	512,220
Property, Plant and Equipment, net	503,977	450,426
Other Assets:
Goodwill	108,811	120,318
Other intangible assets, net	27,160	29,587
Deferred income taxes	58,217	42,871
Other	5,685	15,491
Total other assets	199,873	208,267
	$1,309,155	$1,170,913
Liabilities and Stockholders’ Equity
Current Liabilities:
Notes payable and bank overdrafts	$46,952	$28,275
Long-term debt due within one year	120,243	168,548
Accounts payable	142,234	107,090
Accrued salaries and wages	56,923	44,035
Accrued warranty	17,022	17,047
Other accrued liabilities	54,588	46,312
Total current liabilities	437,962	411,307
Long-Term Debt	182,388	135,452
Other Liabilities
Long-term pension liability	80,607	49,590
Postretirement benefits other than pensions	35,193	19,461
Deferred income taxes	30,590	44,277
Other	22,976	20,464
Total other liabilities	169,366	133,792
Minority Interest in Net Assets of Consolidated Companies	53,448	51,440
Stockholders’ Equity:
Preferred stock, par value $.01 per share, authorized 4,500,000 shares, no shares issued or outstanding	—	—
Common stock, par value $.01 per share, authorized shares 75,000,000 in 2006 and 2005; issued and outstanding 47,746,279 in 2006 and 47,498,232 in 2005	477	475
Additional paid-in capital	336,146	332,861
Retained earnings	103,278	78,176
Accumulated other comprehensive income	26,090	27,410
Total stockholders’ equity	465,991	438,922
	$1,309,155	$1,170,913

See accompanying notes to consolidated financial statements.

III-21

Sauer-Danfoss Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity and Comprehensive Income
(Dollars in thousands, except per share data)

	Number of Shares Outstanding	Common Stock	Aditional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Unamortized Restricted Stock Compensation	Total
Year Ended December 31, 2004:
Beginning balance	47,432,268	$474	$314,319	$45,202	$37,376	$(157)	$397,214
Comprehensive income:
Net income	—	—	—	33,186	—	—
Pension adjustment	—	—	—	—	(7,655)	—
Unrealized losses on hedging activities	—	—	—	—	(538)	—
Currency translation	—	—	—	—	32,527	—
Total comprehensive income							57,520
Restricted stock grant	13,500	—	208	—	—	(208)	—
Restricted stock and performance unit compensation	—	—	5,344	—	—	128	5,472
Cash dividends declared ($.34 per share)	—	—	—	(16,131)	—	—	(16,131)
Ending Balance	47,445,768	474	319,871	62,257	61,710	(237)	444,075
Year Ended December 31, 2005:
Comprehensive income:
Net income	—	—	—	38,715	—	—
Pension adjustment	—	—	—	—	92	—
Unrealized gains on hedging activities	—	—	—	—	192	—
Currency translation	—	—	—	—	(34,584)	—
Total comprehensive income							4,415
Adoption of SFAS No. 123R
“Share Based Payment”	—	—	(237)	—	—	237	—
Performance units vested	38,964	1	(1)	—	—	—	—
Modification of performance units	—	—	3,545	—	—	—	3,545
Restricted stock grant	13,500	—	—	—	—	—	—
Restricted stock and performance unit compensation	—	—	9,683	—	—	—	9,683
Cash dividends declared ($.48 per share)	—	—	—	(22,796)	—	—	(22,796)
Ending Balance	47,498,232	475	332,861	78,176	27,410	—	438,922
Year Ended December 31, 2006:
Comprehensive income:
Net income	—	—	—	53,748	—	—
Pension and postretirement adjustment	—	—	—	—	(40,256)	—
Unrealized gains on hedging activities	—	—	—	—	847	—
Currency translation	—	—	—	—	38,089	—
Total comprehensive income							52,428
Performance units vested	234,547	2	—	—	—	—	2
Restricted stock grant	13,500	—	—	—	—	—	—
Restricted stock and performance unit compensation	—	—	6,292	—	—	—	6,292
Tax benefits on performance unit compensation			137				137
Minimum tax witholding settlement	—	—	(3,144)	—	—	—	(3,144)
Cash dividends declared ($.60 per share)	—	—	—	(28,646)	—	—	(28,646)
Ending Balance	47,746,279	$477	$336,146	$103,278	$26,090	$—	$465,991

See accompanying notes to consolidated financial statements.

III-22

Sauer-Danfoss Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

	For the Years Ended December 31,
	2006	2005	2004
Cash Flows from Operating Activities:
Net Income	$53,748	$38,715	$33,186
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	95,665	88,322	82,363
Minority interest	21,617	18,657	21,522
Restricted stock and performance unit compensation under equity method	6,292	9,683	5,344
Impairment charge and net loss on disposal of fixed assets	3,246	1,391	2,119
Change in deferred income taxes	(13,909)	(12,449)	(2,174)
(Increase) decrease in operating assets and liabilities, excluding effects of acquisitions —
Accounts receivable, net	(24,512)	(4,829)	(30,780)
Inventories	(14,242)	(24,860)	(23,466)
Accounts payable	27,244	(13,368)	22,705
Accrued liabilities	8,511	17,621	10,191
Other	4,252	(2,571)	3,802
Net cash provided by operating activities	167,912	116,312	124,812
Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(116,244)	(95,247)	(79,257)
Payments for acquisitions and license rights, net of cash acquired	—	—	(5,656)
Proceeds from sales of property, plant and equipment	6,959	1,942	9,367
Net cash used in investing activities	(109,285)	(93,305)	(75,546)
Cash Flows from Financing Activities:
Net borrowings (repayments) on notes payable and bank overdrafts	20,351	7,598	(14,978)
Net borrowings (repayments) on revolving credit facility	(37,918)	(62,355)	33,420
Repayments of long-term debt	(32,137)	(13,253)	(42,355)
Borrowings of long-term debt	51,517	77,190	—
Payments for debt financing costs	(285)	(898)	—
Performance unit compensation excess tax deduction	137	—	—
Cash dividends	(26,706)	(21,843)	(14,706)
Distribution to minority interest partners	(19,908)	(6,570)	(14,711)
Net cash used in financing activities	(44,949)	(20,131)	(53,330)
Effect of Exchange Rate Changes on Cash	1,240	45	251
Cash and Cash Equivalents:
Net increase (decrease) during the year	14,918	2,921	(3,813)
Beginning balance	14,194	11,273	15,086
Ending balance	$29,112	$14,194	$11,273
Supplemental Cash Flow Disclosures:
Interest paid	$17,163	$15,601	$17,984
Income taxes paid	$25,337	$14,780	$12,324

See accompanying notes to consolidated financial statements.

III-23

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies:

Basis of Presentation and Principles of Consolidation —

Sauer-Danfoss Inc., a U.S. Delaware corporation, and subsidiaries (the Company) is a worldwide leader in the design, manufacture, and sale of engineered hydraulic and electronic systems and components that generate, transmit and control power in mobile equipment. The Company’s products are used by original equipment manufacturers of mobile equipment, including construction, road building, agricultural, turf care, material handling, and specialty vehicle equipment. The Company’s products are sold throughout the world either directly or through distributors.

The consolidated financial statements represent the consolidation of all companies in which the Company has a controlling interest and are stated in accordance with accounting principles generally accepted in the United States. All significant intercompany balances, transactions, and profits have been eliminated in the consolidated financial statements.

Use of Estimates —

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Revenue Recognition —

Net sales are recorded when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed and determinable, and collectibility is reasonably assured. Estimates for future warranty expense are recorded when the related revenue is recognized. Timing of revenue recognition is consistent with when the risks and rewards of ownership and title to the product have transferred to the customer.

Cash and Cash Equivalents —

Cash equivalents are considered by the Company to be all highly liquid instruments purchased with original maturities of three months or less. At December 31, 2006 cash and cash equivalents balances in China totaled approximately $23,000. The Company is paying dividends from its Chinese entities to the maximum extent possible under current regulations, however, due to the nature of the governmental and other regulatory controls it is difficult to move cash out of this country for reasons other than payment for goods shipped into the country.

Trade Receivables —

The Company records trade receivables due from its customers at the time sales are recorded in accordance with its revenue recognition policy. The future collectibility of these amounts can be impacted by the Company’s collection efforts, the financial stability of its customers, and the general economic climate in which it operates. The Company applies a consistent practice of establishing an allowance for accounts that it believes may become uncollectible through reviewing the historical write-offs of accounts,

III-24

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies: (Continued)

aging of its receivables, and by monitoring the financial strength of its customers. If the Company becomes aware of a customer’s inability to meet its financial obligations (e.g., where it has filed for bankruptcy), the Company establishes a specific allowance for the potential bad debt to reduce the net recognized receivable to the amount it reasonably believes will be collected. The valuation of trade receivables is performed quarterly.

Inventories —

Inventories are valued at the lower of cost or market, using various cost methods, and include the cost of material, labor, and factory overhead. The last-in, first-out (LIFO) method was adopted in 1987 and is used to value inventories at the U.S. locations which existed at that time. Inventories at all of the non-U.S. locations and the U.S. locations obtained through acquisition after 1987, which produce products different than those produced at U.S. locations existing at 1987, are valued under the inventory valuation method in place prior to acquisition, either weighted average or first-in, first-out (FIFO). The percentage of year-end inventory valued under the LIFO and FIFO, cost methods was 19% and 81%, respectively, for 2006, and 18% and 82%, respectively, for 2005.

Property, Plant and Equipment and Depreciation —

Property, plant and equipment are stated at historical cost, net of accumulated depreciation. Depreciation is generally computed using the straight-line method for building equipment and buildings over 10 to 37 years and for machinery and equipment over 3 to 8 years (3 to 12 years for additions in 1999 and prior). Additions and improvements that substantially extend the useful life of a particular asset are capitalized. Repair and maintenance costs ($41,729, $38,697, and $36,533 in 2006, 2005, and 2004, respectively) are charged to expense. When property, plant and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the consolidated statements of income.

Goodwill and Other Intangible Assets —

Goodwill represents the excess of the purchase price over the estimated fair values of net assets acquired in the purchase of businesses. The Company accounts for goodwill and intangible assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” which requires that goodwill is not amortized, but tested for impairment at least annually. Intangible assets consist primarily of trade names, technology, and customer relationships and are recorded at cost or fair value at the time of acquisition. Intangible assets are amortized on a straight-line basis over their legal or estimated useful lives, which range from three to thirty five years.

Product Warranty —

The Company warrants its various products over differing periods depending upon the type of product and application. Consequently, the Company records warranty liabilities for the estimated costs that may be incurred under its basic warranty based on past trends of actual warranty claims compared to the actual sales levels to which those claims apply. These liabilities are accrued at the time the sales of the products

III-25

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies: (Continued)

are recorded. Factors that affect the Company’s warranty liability include the number of units in the field currently under warranty, historical and anticipated rates of warranty claims on those units and the cost per claim to satisfy the Company’s warranty obligation. The anticipated rate of warranty claims is the primary factor impacting the Company’s estimated warranty obligation. Each quarter, the Company reevaluates its estimates to assess the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

In addition to its normal warranty liability, the Company, from time to time in the normal course of business, incurs costs to repair or replace defective products with a specific customer or group of customers. The Company refers to these as field recalls and in these instances, the Company records a specific provision for the expected costs it will incur to repair or replace these products utilizing information from customers and internal information regarding the specific cost of materials and labor. Due to the sporadic and infrequent nature of field recalls, and the potential for a range of costs associated with field recalls, the Company cannot accurately estimate these costs at the time the products are sold. Therefore, these costs are recorded at the time information becomes known to the Company. As the field recalls are carried out, the Company relieves the specific liability related to that field recall. These specific field recall liabilities are reviewed on a quarterly basis.

Impairment of Long-Lived Assets and Assets to be Disposed Of —

Consistent with the requirements of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company periodically assesses whether events or circumstances have occurred that may indicate the carrying value of its long-lived tangible and intangible assets may not be recoverable. The carrying value of long-lived tangible and intangible assets to be held and used is evaluated based on the expected future undiscounted operating cash flows. When events or circumstances indicate the carrying value of an asset or group of assets is impaired, the Company recognizes an impairment loss to the extent that the carrying value of the assets exceeds the fair value of the assets. In 2006 the Company recognized an impairment of long-lived assets to be disposed of related to restructuring activity in the Work Function segment of approximately $1,500 (see Note 3 for more information).

Income Taxes —

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the Company’s assets and liabilities, net operating loss carryforwards, and tax credit carryforwards and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Income Per Share —

Basic net income per common share is based on the weighted average number of common shares outstanding in each year. Diluted net income per common share assumes that outstanding common shares

III-26

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies: (Continued)

were increased by shares issuable upon (i) exercise of restricted stock shares, and (ii) granting of shares under the long-term incentive plan, after it becomes certain that the performance requirements needed to be met in accordance with the incentive plan will be achieved. Shares under both the restricted stock plan and the long term incentive plan have an exercise price of zero.

	Net Income	Shares	EPS
December 31, 2006
Basic net income	$53,748	47,699,972	$1.13
Effect of dilutive securities:
Restricted stock	—	22,768	—
Performance units	—	515,074	(0.02)
Diluted net income	$53,748	48,237,814	$1.11
December 31, 2005
Basic net income	$38,715	47,455,507	$0.82
Effect of dilutive securities:
Restricted stock	—	22,486	—
Performance units	—	317,167	(0.01)
Diluted net income	$38,715	47,795,160	$0.81
December 31, 2004
Basic net income	$33,186	47,409,377	$0.70
Effect of dilutive securities:
Restricted stock	—	18,185	—
Performance units	—	82,379	—
Diluted net income	$33,186	47,509,941	$0.70

Fair Value of Financial Instruments —

The carrying values of cash and cash equivalents, accounts and other receivables, notes payable and bank overdrafts, and accounts payable approximate fair value because of the short-term nature of these instruments.

The fair value of long-term debt is calculated by discounting scheduled cash flows through maturity using estimated market discount rates. The discount rate is estimated using the rates currently offered for long-term debt of similar remaining maturities. At December 31, 2006 the Company estimated the fair value of its long-term debt, including amounts due within one year, at $302,979 compared to its carrying value of $302,631. At December 31, 2005 the Company estimated the fair value of its long-term debt, including amounts due within one year, at $307,550 compared to its carrying value of $304,000. These estimates are subjective in nature and involve uncertainties and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

III-27

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies: (Continued)

Translation of Non-U.S. Currencies —

Assets and liabilities of consolidated non-U.S. subsidiaries are translated into U.S. dollars at exchange rates in effect at the end of each period, while revenues and expenses are translated at average exchange rates prevailing during the period. The resulting translation adjustments are included in stockholders’ equity. Gains or losses on transactions denominated in non-functional currencies and the related tax effects are reflected in the consolidated statements of income.

Derivatives and Hedging —

It is the Company’s policy that derivative transactions are executed only to manage exposures arising in the normal course of business and not for the purpose of creating speculative positions or trading. Derivative financial instruments are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. Under SFAS No. 133, all derivatives are recorded at fair value on the balance sheet as current or long-term other assets or other liabilities depending on whether the maturity date of the derivative contract is within one year from the balance sheet date.

The Company uses interest rate swaps to establish fixed interest rates on outstanding borrowings. There is no ineffectiveness of the interest rate swaps and therefore, the changes in fair value of the derivatives is recorded in accumulated other comprehensive income. The Company utilizes forward contracts to minimize the impact of currency fluctuations on cash flows related to forecasted sales denominated in currencies other than the functional currency of the selling location. The forward contracts qualify for hedge accounting and therefore are subject to effectiveness testing at the inception of the contract and throughout the life of the contract.

When, and if, a derivative is determined not to be highly effective as a hedge, or the underlying hedged transaction is no longer likely to occur, or the derivative is terminated, the hedge accounting is discontinued and any past or future changes in the derivative’s fair value that will not be effective as an offset to the income effects of the item being hedged are recognized currently in the income statement. Any changes in fair values of derivatives not qualifying as hedges would be reported immediately in other income (expense) on the consolidated statement of income, however, the Company did not have any derivatives that did not qualify as hedges in 2006 or 2005.

Employee Stock-Based Compensation —

The Company accounts for employee stock-based compensation in accordance with SFAS No. 123R, “Share-Based Payments.” The fair value method is used to account for employee-stock compensation .

New Accounting Principles —

In November 2004 the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs.” SFAS No. 151 amends Accounting Research Bulletin No. 43, Chapter 4 on inventory pricing to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials should be recognized as current period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the

III-28

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies: (Continued)

production facilities. The Company adopted SFAS No. 151 in 2006 with no material effect on the Company’s consolidated financial statements.

In September 2006 the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of SFAS No. 87, 88, 106, and 132(R).” This standard requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, SFAS No. 158 requires employers to measure the funded status of a plan as of the date of its fiscal year-end. The Company adopted SFAS No. 158 in 2006. The effect of adoption was to decrease assets by $1,438, increase liabilities by $27,888, and decrease accumulated other comprehensive income by $29,326. The new measurement date requirement applies for fiscal years ending after December 15, 2008. The Company already uses a measurement date of December 31 so this change will have no impact on the consolidated financial statements.

In September 2006 the U.S. Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. The Company adopted SAB 108 in 2006 with no impact on the consolidated financial statements.

In June 2006 the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact on financial reporting and is currently evaluating the impact, if any, the adoption of FIN 48 will have on the consolidated financial statements.

In June 2006 the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 06 — 3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross versus Net Presentation)”, which allows companies to adopt a policy of presenting taxes in the income statement on either a gross or net basis. Taxes within the scope of this EITF would include taxes that are imposed on a revenue transaction between a seller and a customer. If such taxes are significant, the accounting policy should be disclosed as well as the amount of taxes included in the financial statements if presented on a gross basis. EITF No. 06 — 3 is effective for reporting periods beginning after December 15, 2006. The Company does not expect the adoption of EITF No. 06 — 03 to have a significant impact on the consolidated financial statements.

In September 2006 FASB issued SFAS No. 157, “Fair Value Measurements” which clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the

III-29

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies: (Continued)

information used to develop those assumptions. The Company has not yet determined the impact that the implementation of SFAS No. 157 will have on the consolidated financial statements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

In February 2007 the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.” SFAS No. 159 permits many financial instruments and certain other items to be measured at fair value at the option of the Company. SFAS No. 159 is effective for financial statements issued for first fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 159 to have a significant impact on the consolidated financial statements.

Reclassifications —

Certain previously reported amounts have been reclassified to conform to the current period presentation. Spare machining parts and perishable tooling totaling approximately $6,500 at December 31, 2005 was reclassified from inventory to other assets in the current year.

(2) Business Combinations:

During the second quarter of 2004 the Company exercised its option to acquire the remaining 15% of Comatrol S.p.A for approximately $4,300. The Company acquired Comatrol, located in Reggio Emilia, Italy, with approximately 100 employees and $22,000 in annual sales, for its manufacturing and product technology. In the second quarter of 2003, the Company purchased 40% of the outstanding shares of Comatrol, increasing its ownership percentage to 85%, and therefore began to consolidate the financial results of the business. The total purchase price paid to acquire Comatrol was approximately $22,100. The Company recognized intangible assets of approximately $600 and $2,200 for technology and customer relationships, respectively, in connection with the Comatrol acquisition. The transaction also resulted in recognizing approximately $14,500 of goodwill in the Controls segment.

(3) Restructuring Charges:

In March 2006 the Company announced its plans to close the LaSalle, Illinois, plant, and discontinue production of certain product lines manufactured in Swindon, England. Certain products currently manufactured in LaSalle were outsourced to reduce costs and increase efficiencies. The total cost of the restructuring activities at LaSalle and Swindon are expected to be approximately $8,500 and $4,800, respectively. Costs related to the LaSalle plant closing are included in the Propel segment and are anticipated to be completed by the end of the first quarter 2007. Costs related to the Swindon product line discontinuance are included in the Work Function segment and are anticipated to be completed by the end of the third quarter 2007. In addition the Propel and Controls segments have incurred costs related to smaller restructuring activities. Other than the accrual of employee termination costs, the restructuring charges are expensed as incurred.

III-30

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(3) Restructuring Charges: (Continued)

The following table summarizes the restructuring charges incurred in 2006:

	Propel	Work Function	Controls	Total
Employee termination costs	$1,572	$1,915	$271	$3,758
Property and equipment impairment and loss on disposal	309	1,567	290	2,166
Accelerated depreciation due to change in useful lives	2,086	—	—	2,086
Pension curtailment	1,551	—	—	1,551
Production inefficiencies	1,064	—	—	1,064
Equipment moving costs	740	—	620	1,360
Other	968	—	543	1,511
Total	$8,290	$3,482	$1,724	$13,496

Costs incurred during the year ended December 31, 2006 consist of $10,855, $475, and $2,166 included in cost of sales; selling, general and administrative expenses; and impairment charges and net loss on disposal of fixed assets, respectively. The amount for pension curtailment is the recognition of unamortized prior service costs related to the LaSalle pension plan.

No significant restructuring projects were underway in 2005. The Company completed restructuring of its European sales and distribution operations in 2004. During 2004 the Company also completed the relocation of the operations of its West Branch, Iowa, location to other existing facilities and outsourced certain processes to reduce costs and increase efficiencies. The costs related to the West Branch restructuring and to management reorganization were included in the Work Function segment. The charges related to the European sales and distribution restructuring were allocated to all segments. The following table summarizes the restructuring charges incurred in 2004:

	Work Function	European Sales Operations
	2004	2004
Employee termination costs	$1,338	$2,323
Employee retraining & relocation costs	148	176
Property and equipment impairment and loss on disposal	131	—
Coordinating team	—	1,166
Equipment relocation costs	136	—
Other costs	470	743
Total	$2,223	$4,408

In addition to the Work Function and European sales and distribution restructuring, the Company incurred $165 of employee termination costs related to the partial consolidation of the U.S. non-manufacturing functions within the Controls segment. The cost for restructuring in 2004 totaled $6,796 consisting of $1,320, $5,345, and $131 included in cost of sales, selling, general and administrative

III-31

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(3) Restructuring Charges: (Continued)

expenses, and loss on disposal of fixed assets, respectively. The West Branch relocation was completed in March 2004. The European sales and distribution restructuring was completed in December 2004.

The following table summarizes the activity in the restructuring accrued liability for the years ended December 31, 2006, 2005, and 2004.

	2006	2005	2004
Balance at beginning of year	$—	$—	$—
Charges to expense	3,758	—	3,661
Severence payments made	(643)	—	(3,661)
Balance at end of year	$3,115	$—	$—

(4) Inventories:

The composition of inventories is as follows:

	December 31,
	2006	2005
Raw materials	$116,122	$95,434
Work in progress	56,274	59,583
Finished goods and parts	117,104	98,530
LIFO allowance	(17,214)	(14,642)
Total	$272,286	$238,905

(5) Property, Plant and Equipment and Property Held for Disposal:

The cost and related accumulated depreciation of property, plant and equipment are summarized as follows:

	December 31,
	2006	2005
Cost —
Land and improvements	$16,063	$15,134
Buildings and improvements	132,418	117,901
Machinery and equipment	1,044,030	981,647
Construction in progress	79,433	42,778
Plant and equipment under capital leases	16,694	15,447
Total costs	1,288,638	1,172,907
Less — accumulated depreciation	(784,661)	(722,481)
Net property, plant and equipment	$503,977	$450,426

Depreciation expense for 2006, 2005, and 2004 was $92,902, $85,346, and $79,307, respectively.

III-32

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(5) Property, Plant and Equipment and Property Held for Disposal: (Continued)

In connection with the discontinuation of certain product lines discussed in Note 3 the Company intends to sell or dispose of the related machinery and equipment. The Company recorded an impairment charge of approximately $1,500 when it reduced the carrying value of these assets to their fair market value, calculated based on expected sales price. During 2001 the Company closed a manufacturing facility in Racine, Wisconsin, as part of a restructuring related to an acquisition. In 2004 this property was sold and a gain on sale of approximately $600 was recognized in the income statement in the Global Services segment results. The Company also had an undeveloped piece of land in Brooklyn Park, Minnesota, which had a carrying value of approximately $3,000, which was classified in other current assets on the consolidated balance sheet at December 31, 2005. In 2006 this property was sold and a gain of $100 was recognized in the income statement in the Controls segment results.

In 2003 the Company closed a manufacturing facility in West Branch, Iowa and determined the land and building would be sold. This property is classified in other current assets with a carrying value of approximately $3,600 in the Work Function segment on the consolidated balance sheets at December 31, 2006 and 2005 as it is held for sale. Based upon its most recent analysis, the Company believes that no impairments existed at December 31, 2006.

(6) Intangible Assets:

The following table summarizes the components of the other intangible asset balances at December 31, 2006 and 2005:

	Trade Name	Technology	Customer Relationships	Other	Total
December 31, 2006
Cost	$19,000	$11,324	$6,670	$2,615	$39,609
Accumulated amortization	(3,258)	(4,866)	(3,123)	(1,202)	(12,449)
Other intangible assets, net	$15,742	$6,458	$3,547	$1,413	$27,160
December 31, 2005
Cost	$19,000	$11,263	$6,065	$5,057	$41,385
Accumulated amortization	(2,715)	(3,965)	(2,242)	(2,876)	(11,798)
Other intangible assets, net	$16,285	$7,298	$3,823	$2,181	$29,587

The weighted average useful lives for the intangible assets are 35, 14, and 12 years for trade name, technology, and customer relationships, respectively. Amortization of intangible assets was $2,763, $2,976, and $3,056 in 2006, 2005, and 2004, respectively. Amortization expense is expected to be approximately $1,800 in 2007, $1,600 in 2008, and $1,500 in 2009 through 2011.

III-33

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(7) Long-Term Debt:

Long-term debt outstanding at December 31, 2006 and 2005 consisted of the following:

	2006		2005
	Long-term debt due within one year	Long-term debt	Long-term debt due within one year	Long-term debt
Multicurrency Revolving and Term Loan Facility	$106,374	$52,106	$98,268	$—
Danish Revolving Credit Facility	—	—	56,278	—
German Long-Term Bank Facilities maturing through 2018	9,802	11,212	9,820	18,952
Multicurrency Term Loan Facility due through 2015	—	80,512	—	75,556
U.S. 1997 Senior Notes, due through 2007	4,000	—	4,000	4,000
U.S. 2000 Senior Notes, due through 2010	—	35,000	—	35,000
Other Borrowings	67	3,558	182	1,944
Total	$120,243	$182,388	$168,548	$135,452

Multicurrency and Non-U.S. Bank Facilities

In December 2005 the Company entered into a Multicurrency Revolving Facility Agreement which was modified in July 2006 (the Agreement). Under the Agreement the Company may borrow up to $300,000 through December 2010. The Agreement includes a 40,000 euro term loan which expires in July 2013. Proceeds from the term loan were used to pay off a portion of the Company’s revolving credit balances. Debt issuance costs of approximately $1,000 were capitalized and are being amortized to interest expense over the term of the Agreement. Any amounts drawn under the revolving portion of the facility must be repaid or reborrowed within 360 days. The revolving portion of this facility is classified as current and the 40,000 euro term loan is classified as long-term.

Borrowings under the Agreement bear interest at a rate based on either the relevant interbank offering rate plus a margin (0.625% at December 31, 2006), Federal Funds plus 0.5%, or the prevailing Prime Rate. The margin on the interbank offering rate option ranges from 0.5% to 1.125%, depending upon the Company’s ratio of net debt to EBITDA, as defined. The weighted average interest rate on outstanding borrowings under the Agreement was approximately 5.6% at December 31, 2006. The Company is also required to pay a commitment fee on the unused portion of the Agreement. The commitment fee rate varies depending upon the Company’s ratio of net debt to EBITDA, as defined. This fee was 0.15% at December 31, 2006 and the Company incurred commitment fee expense of $310 and $12 in 2006 and 2005, respectively. The Agreement contains certain financial covenants relating to the Company’s EBITDA to net interest expense and net debt to EBITDA, as defined. The Company was in compliance with the covenants at December 31, 2006.

The Agreement was a modification of the Multicurrency Revolving Credit Facility Agreement that the Company had entered into in September 2003 (the Prior Agreement). The Company incurred $468 of commitment fee expense related to the Prior Agreement in 2005.

III-34

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(7) Long-Term Debt: (Continued)

The Company also had a revolving credit facility of 800,000 Danish kroner that was available through June 2006. At December 31, 2005 the Company had 447,149 Danish kroner or $71,254 available under this facility. The interest rate on the loans outstanding at December 31, 2005 was 3.4%. In addition, the Company was required to pay a commitment fee on the unused portion of this credit facility, which was at a rate of 0.50% at December 31, 2005. The Company incurred $114 and $71 of commitment fee expense in 2006 and 2005, respectively.

The German Long-Term Bank Facilities represent a series of long-term and short-term bank loans. Included in the balance of $21,014 are loans with $14,900 outstanding at December 31, 2006 that are secured by property. Interest on the German facilities may be either fixed or variable depending on the individual loan. Interest rates range from 4.1% to 6.0% at December 31, 2006. These facilities contain a variety of repayment schedules and have final maturities ranging from June 2007 through June 2018.

In December 2005 the Company borrowed $75,000 under a new term loan facility. The Company borrowed $30,000 in U.S. dollars at a fixed interest rate of 5.74% and 38,450 euro at a fixed interest rate of 4.05% over the ten year term of the loan. The euro portion of the loan is allocated to a Danish subsidiary. Sauer-Danfoss Inc. guarantees these euro borrowings including interest, amortization and fees. Repayments on the term loan are scheduled from December 2011 through December 2015. The outstanding balance on this loan at December 31, 2006 was $80,512. The Agreement contains certain financial covenants relating to the Company’s EBITDA to net interest expense and net debt to EBITDA, as defined, which the Company was in compliance with at December 31, 2006.

U.S. Borrowings

In December 1997 the Company issued $25,000 of 6.68% Senior Notes (1997 Senior Notes), of which $4,000 remains outstanding at December 31, 2006. The 1997 Senior Notes have one remaining repayment on December 15, 2007. The 1997 Senior Notes contain certain restrictions and require the maintenance of minimum tangible net worth and maximum leverage, as defined. At December 31, 2006 the Company was in compliance with these requirements.

In October 2000 the Company issued $35,000 of 8.07% Senior Notes (2000 Senior Notes). The 2000 Senior Notes have scheduled annual payments starting on September 30, 2008, through September 30, 2010. The 2000 Senior Notes contain certain restrictions and require the maintenance of certain financial ratios that are similar to the 1997 Senior Notes. At December 31, 2006 the Company was in compliance with these requirements.

The Company maintains overdraft facilities in various currencies in multiple countries for cash management purposes. The interest rates and commitment fees vary by country and arrangement. At December 31, 2006 there was $46,952 outstanding under the overdraft facilities. A Danish subsidiary maintains a line of credit for purposes of centralizing cash management for the European locations. Sauer-Danfoss Inc. guarantees this line of credit up to 20,000 euro.

Payments required to be made on long-term debt outstanding as of December 31, 2006 during the years ending 2007 through 2011 and for 2012 and thereafter are $120,243, $14,554, $13,292, $20,360, $28,513, and $105,669, respectively.

III-35

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(8) Pension and Postretirement Benefits other than Pensions:

The Company has noncontributory defined benefit pension plans covering a significant number of its employees. The benefits under these plans are based primarily on years of service and compensation levels. The Company also provides health benefits for certain retired employees and certain dependents when the employee becomes eligible for these benefits by satisfying plan provisions that include certain age and service requirements. The measurements for the pension and health benefits plans were performed at December 31.

The Company has adopted the provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” in December 2006. In accordance with SFAS 158, the 2005 accounting and related disclosures were not adjusted by the adoption of the new standard. The table below summarizes the incremental effects of the adoption of SFAS No. 158 on the individual line items in the Consolidated Balance Sheet at December 31, 2006:

	Pre SFAS No. 158 Adoption	SFAS No. 158 Adjustment	Post SFAS No. 158 Adoption
Assets:
Other assets	$13,469	$(13,242)	$227
Deferred income taxes	3,232	11,804	15,036
Liabilities:
Other accrued liabilities	10,012	(5,460)	4,552
Long-term pension liability	64,868	15,739	80,607
Post retirment benefits other than pensions	17,584	17,609	35,193
Stockholders’ equity:
Accumulated other comprehensive income	22,483	29,326	51,809

Pension Benefits

The Company’s funding policy for pension plans outside of Germany is to contribute annually an amount that falls within the range determined to be deductible for income tax purposes. The net pension liabilities reflected in the accompanying consolidated balance sheets result principally from unfunded pension plans of the Company’s operations in Germany, where it is common practice to fund pension obligations at the time payments are made to retirees, and the unfunded portions of the U.S. and U.K. plans.

III-36

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(8) Pension and Postretirement Benefits other than Pensions: (Continued)

Pension expense for 2006, 2005, and 2004 for these defined benefit plans consists of the following components:

	December 31,
	2006	2005	2004
Service cost	$5,576	$4,516	$4,250
Interest cost	11,265	10,559	9,945
Expected return on plan assets	(9,500)	(8,226)	(7,528)
Amortization of prior service cost	122	526	530
Amortization of net loss	3,095	2,362	1,476
Net periodic pension expense	$10,558	$9,737	$8,673

The Company incurred $1,551 of curtailment expense in 2006 related to the LaSalle Factory pension plan as a result of the decision to close the LaSalle plant. The curtailment expense is not included in the net periodic pension expense disclosed above.

The Company expects to incur $107 and $2,933 for amortization of prior service cost and amortization of net loss in 2007.

III-37

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(8) Pension and Postretirement Benefits other than Pensions: (Continued)

The following table sets forth the plans’ funded status as of the respective balance sheet dates:

	December 31,
	2006	2005
Reconciliation of benefit obligation:
Benefit obligation at January 1	$(208,909)	$(196,149)
Service cost	(5,576)	(4,516)
Interest cost	(11,265)	(10,559)
Plan participant contributions	(647)	(456)
Plan amendments	—	(238)
Actuarial loss	(6,843)	(16,217)
Benefit payments	9,352	8,696
Effect of exchange rate changes	(12,317)	10,530
Benefit obligation at December 31	$(236,205)	$(208,909)
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	134,379	116,138
Actual return on plan assets	14,146	13,254
Employer contributions	6,115	15,963
Effect of exchange rate changes	6,340	(4,221)
Plan participant contributions	647	456
Benefit payments	(7,747)	(7,211)
Fair value of plan assets at December 31	153,880	134,379
Funded status at December 31	(82,325)	(74,530)
Unrecognized actuarial loss	—	46,233
Unrecognized prior service costs	—	1,511
Net amount recognized	$(82,325)	$(26,786)

Amounts recognized in the consolidated balance sheets as of:

	December 31,
	2006	2005
Long-term pension liability, net (1)	$(80,380)	$(37,549)
Current pension liability	(1,945)	(5,049)
Intangible asset	—	1,665
Accumulated other comprehensive income	—	14,147
Net amount recognized	$(82,325)	$(26,786)

(1)          Includes plan assets of $227 and $12,041 in 2006 and 2005, respectively for the U.K. plan that is included in other assets.

III-38

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(8) Pension and Postretirement Benefits other than Pensions: (Continued)

Amounts recognized in accumulated other comprehensive income as of:

	December 31,
	2006	2005
Actuarial loss	$48,052	$—
Prior Service Cost	1,183	—
Additional minimum pension liability	—	14,147
	$49,235	$14,147

Significant assumptions used in determining pension expense and related pension obligations are as follows:

	December 31,
	2006	2005	2004
Discount Rates
United States	6.00%	5.75%	6.00%
Germany	4.50	4.50	4.75
United Kingdom	5.00	4.66	5.25
Rates of increase in compensation levels
United States	3.50	3.50	3.50
Germany	2.00	2.00	2.50
United Kingdom	4.20	3.90	4.00
Expected long-term rate of return on assets
United States	8.50	8.50	8.50
United Kingdom	5.88	5.86	6.20

The target asset allocation for the U.S. pension assets, on average, is 60% in equity securities and 40% in fixed income securities. This allocation is expected to earn an average annual rate of return of approximately 8.5% measured over a planning horizon of twenty years with reasonable and acceptable levels of risk. This expected level will be obtained, with an allowance for expenses, and cash investments, if equity securities realize an average annual return of 11% and fixed income securities produce an average annual yield of 6%. The target asset allocation for the U.K. pension assets, on average, is 58% in equity securities, 40% in fixed income securities, and 2% in cash. This allocation is expected to earn an average annual rate of return of approximately 5.86%.

The discount rate assumptions were based on investment yields available on AA rated long-term corporate bonds with cash flows that are similar to expected benefit payments.

The expected return on plan assets is based on the asset allocation mix and the historical return, taking into account current and expected market conditions.

III-39

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(8) Pension and Postretirement Benefits other than Pensions: (Continued)

The weighted average asset allocations by asset category for the U.S. and U.K. pension plans at December 31 are as follows:

	U.S. Plan		U.K. Plan
	2006	2005	2006	2005
Equity securities	66%	62%	50%	48%
Debt securities	31	35	32	34
Other	3	3	18	18
Total	100%	100%	100%	100%

During December 2005 the Company contributed approximately $8,600 to the U.K. Plan funds, which is being held in a high-interest cash deposit account pending a review of long-term investment strategy.

Postretirement Benefits

The health benefit plans covering certain groups of U.S. employees are contributory, with contributions reviewed annually and adjusted as appropriate. These plans contain other cost-sharing features such as deductibles and coinsurance. The Company does not pre-fund these plans and has the right to modify or terminate any of these plans in the future. Health benefits for retirees of non-U.S. operations, where applicable, are provided through government-sponsored plans to which the Company contributes funds during the individuals’ employment periods.

The components of the postretirement benefit expense of the Company-sponsored health benefit plans for 2006, 2005, and 2004, were as follows:

	2006	2005	2004
Service cost	$595	$553	$621
Interest cost	2,016	1,876	1,753
Net deferral and amortization	762	693	543
Postretirement benefit expense	$3,373	$3,122	$2,917

The Company expects to incur $923 for net deferral and amortization in 2007.

III-40

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(8) Pension and Postretirement Benefits other than Pensions: (Continued)

The funded status of the Company-sponsored health benefit plans was as follows:

	December 31,
	2006	2005
Reconciliation of benefit obligation:
Accumulated postretirement benefit liability at January 1	$(34,219)	$(29,502)
Service cost	(595)	(553)
Interest cost	(2,016)	(1,876)
Actuarial loss	(3,615)	(4,494)
Benefit payments	2,648	2,206
Accumulated postretirement benefit liability at December 31	(37,797)	(34,219)
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	—	—
Employer contributions	2,648	2,206
Benefit payments	(2,648)	(2,206)
Fair value of plan assets at December 31	—	—
Funded status	(37,797)	(34,219)
Unrecognized actuarial loss	—	14,758
Postretirement benefit obligation	(37,797)	(19,461)
Less current portion	2,604	—
Postretirement benefit obligation, long-term	$(35,193)	$(19,461)

At December 31, 2006 there is $17,610 of actuarial loss recognized in accumulated other comprehensive income.

The assumed weighted average annual rate of increase in the per capita cost of medical benefits is 10.0% for 2007 and is assumed to decrease ratably in 2008 through 2012 and remain level at 4.5% thereafter.

U.S. employees retiring after March 1, 1993, and hired prior to January 1, 1993, will receive the standard health benefits up to age 65 and then will be eligible for a Medicare reimbursement allowance based on years of service. U.S. employees hired after January 1, 1993, and retiring after age 65 with ten years of service, will be eligible 65 for a Medicare reimbursement allowance based on years of service.

A one percent increase or decrease in the annual health care trend rates would have increased or decreased the accumulated postretirement benefit obligation at December 31, 2006, by $2,418, and increased or decreased postretirement benefit expense for 2006 by $209. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation was 6.0%, 5.75%, and 6.0%, for 2006, 2005, and 2004, respectively.

III-41

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(8) Pension and Postretirement Benefits other than Pensions:  (Continued)

The benefits expected to be paid from the benefit plans, which reflect expected future years of service, and the Medicare subsidy expected to be received are as follows:

	Pensions	Health Care	Health Care subsidy receipts (1)
2007	$7,409	$2,681	$78
2008	8,086	2,945	98
2009	8,821	3,223	118
2010	9,649	3,497	141
2011	10,400	3,853	154
2012-2016	64,919	20,926	1,210

(1)          See discussion of Medicare subsidy provided by the Medicare Prescription Drug Improvement and Modernization Act of 2003 in Note 1.

The Company plans to contribute approximately $6,100 to the Company pension and health benefit plans in 2007.

The Company also maintains two defined contribution plans, the Sauer-Danfoss Employees’ Savings Plan and the Sauer-Danfoss LaSalle Factory Employee Savings Plan, for eligible employees. Company contributions include both base and matching amounts. The Company contributed approximately $2,500, $2,200 and $1,900 to these plans in 2006, 2005 and 2004, respectively.

(9) Income Taxes:

The Company’s income (loss) before income taxes is as follows:

	Years Ended December 31,
	2006	2005	2004
United States	$6,519	$5,790	$(4,973)
European and other	64,501	43,917	53,894
Total	$71,020	$49,707	$48,921

The Company’s primary German operation is treated as a flow-through entity for United States tax purposes. The above analysis of pretax income and the following analysis of the income tax provision by taxing jurisdiction are therefore not directly related.

III-42

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(9) Income Taxes: (Continued)

The expense for income taxes by taxing jurisdiction is as follows:

	Years Ended December 31,
	2006	2005	2004
Current
United States
Federal	$585	$(414)	$2,411
State	(446)	357	(100)
European and other	(23,373)	(23,722)	(21,294)
Total Current	(23,234)	(23,779)	(18,983)
Deferred
United States
Federal	3,070	7,594	3,130
State	1,165	252	(563)
European and other	1,727	4,941	681
Total Deferred	5,962	12,787	3,248
Total income tax expense	$(17,272)	$(10,992)	$(15,735)

A reconciliation of tax expense calculated using the U.S. statutory tax rate and recorded income tax expense based on the Company’s income before income taxes is as follows:

	Years Ended December 31,
	2006	2005	2004
Tax expense based on U.S. statutory tax rate	$(24,857)	$(17,398)	$(17,124)
Deferred tax benefit not previously recognized	5,660	4,355	—
Reduction of income tax accrued liability	—	—	2,600
Statutory tax rate change	—	1,072	—
Tax holiday in China	—	539	251
Tax on Dividend repatriation under AJCA	—	(829)	—
European and Asian locations’ losses not tax benefit	(1,199)	(627)	(1,435)
Taxes on non-U.S. locations’ income at rates which differ from the U.S. rate	4,385	2,690	3,806
State income taxes	467	396	(431)
Tax effect of minority interest	(1,752)	(914)	(900)
Other	24	(276)	(2,502)
Total income tax expense	$(17,272)	$(10,992)	$(15,735)

III-43

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(9) Income Taxes: (Continued)

The components of the Company’s net deferred tax assets and liabilities, determined on a jurisdictional and entity basis, are attributable to the following:

	December 31,
	2006		2005
	Assets	Liabilities	Assets	Liabilities
Net operating loss (NOL) and tax credit carryforwards	$27,414	$—	$26,122	$—
Deferred compensation, post-retirement medical and accrued pension benefits	35,415	—	20,996	(953)
Fixed asset basis differences	6,230	(27,477)	7,250	(30,688)
Inventory and warranty accruals	6,660	(1,577)	10,177	(1,958)
Intangible asset fair market value step-up	6,199	(1,194)	10,748	(10,909)
Other items	9,879	(2,944)	11,658	(4,060)
Gross deferred tax assets/liabilities	91,797	(33,192)	86,951	(48,568)
Valuation allowance	(15,440)	—	(30,808)	—
Net deferred tax assets/liabilities	76,357	(33,192)	56,143	(48,568)
Less current portion	(18,140)	2,602	(13,272)	4,291
Net deferred tax assets/liabilities, long-term	$58,217	$(30,590)	$42,871	$(44,277)

In 2006 the company determined that unrecognized tax benefit of tax credits would be realized in the U.S. As a result $5,660 in valuation allowance was reversed and tax expense was reduced. Also in 2006 the company determined that most of the US NOL carryforward will offset future taxable income. This resulted in a decrease to the valuation allowance of $16,533 and a corresponding decrease to goodwill. This NOL was acquired in 2000 related to the merger with Danfoss Fluid Power and is subject to annual limits under IRC section 382. The remaining valuation allowance relates primarily to German deferred tax assets in excess of the German NOL-National noted below and an NOL in the U.K. which management has determined is not likely to be recognized in the future. To the extent the unrecognized tax benefit is recognized in the future, the tax benefit will reduce tax expense.

As of December 31, 2006 and 2005, the Company had not provided U.S. federal income taxes on $149,143, and $122,934 of undistributed earnings recorded by certain subsidiaries outside the United States since these earnings were deemed permanently invested. Although it is not practicable to determine the deferred tax liability on the unremitted earnings, foreign tax credits would be available to reduce U.S. tax liability if these foreign earnings were remitted.

III-44

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(9) Income Taxes: (Continued)

The Company had the following tax return carryforwards available to offset future years’ taxable income at December 31, 2006:

	Amount	Expiration Dates
German NOL — National	$56,955	None
German NOL — Local	5,979	None
U.S. NOL	24,469	2010-2019
U.K. NOL	8,368	None
Other non-U.S. NOL	1,516	Various
State NOL	17,884	Various
Foreign tax credits (available to offset U.S. taxes)	10,858	2011-2015
State tax credits	2,577	Various
US general business tax credits	1,908	2022-2026

The German NOLs reflected above have reduced U.S. income taxes in prior years due to the treatment of the Company’s primary German operations as a flow-through entity for U.S. tax purposes. Accordingly, no net deferred tax asset has been established for the German NOL carryforwards.

The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income during (i) the years in which temporary differences reverse and (ii) the years prior to the expiration of NOL and credit carryforwards. Management considers projected future taxable income and tax planning strategies in making this assessment including invoicing of costs to non-U.S. locations related to the common business system and discontinuance of LIFO method of valuing inventory for a total of $16,600. Based on these factors, management believes it is more likely than not that the Company will realize benefits of the net deferred tax assets as of December 31, 2006.

The American Jobs Creation Act of 2004 introduced a limited time 85% dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. During 2005 the company recognized a tax expense of $829 related to repatriation of foreign earnings under this provision.

The Company’s resolved the IRS audit of its federal income tax returns for years 1997 through 2001 during 2005. The Company reduced its expense for income taxes by $335 in 2005 to reflect the final settlement.

(10) Minority Interests:

Minority interests in net assets and income reflected in the accompanying consolidated financial statements consists of:

a)               A 40% minority interest held by Agri-Fab, Inc. in Hydro-Gear Limited Partnership, a U.S. limited partnership, for 2006, 2005, and 2004.

b)              A 40% minority interest held by Shanghai Hydraulics and Pneumatics in Sauer Shanghai Hydraulic Transmission Co., Ltd., a Chinese equity business venture for 2006, 2005, and 2004.

III-45

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(10) Minority Interests: (Continued)

c)               A 35% minority interest held by Daikin Industries Ltd. in Sauer-Danfoss-Daikin, Ltd., a Japanese corporation, for 2006, 2005, and 2004.

d)              A 49.9% minority interest held by Topcon Laser Systems in TSD Integrated Controls LLC, a U.S. limited partnership, for 2006, 2005, and 2004.

e)               A 55% minority interest held by Daikin Industries Ltd. in Daikin-Sauer-Danfoss Manufacturing, Ltd., a Japanese corporation, for 2006, 2005 and 2004.

f)                 A 15% minority interest held by Mr. Mose Natale Arduini in Comatrol S.p.A., an Italian corporation, through April 30, 2004.

The following table sets forth the components of minority interest in the consolidated balance sheets:

	December 31,
	2006	2005
Hydro-Gear Limited Partnership	$29,938	$33,586
Sauer Shanghai Hydraulic Transmission Co., Ltd	5,552	4,357
Sauer-Danfoss-Daikin, Ltd	9,725	7,765
TSD Integrated Controls LLC	1,834	847
Daikin-Sauer-Danfoss Manufacturing, Ltd.	6,399	4,885
Total	$53,448	$51,440

The Hydro-Gear Limited Partnership agreement indicates a termination date of December 31, 2035. This entity is consolidated in the Company’s financial statements. The agreement indicates that if the partnership were to terminate the partnership would be liquidated and the resulting proceeds would be distributed in accordance with each partner’s ownership percentage.

III-46

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(11) Accumulated Other Comprehensive Income:

The changes in accumulated other comprehensive income for the years ended December 31, 2004, 2005, and 2006 follows:

	Currency Translation	Pension / Postretirement Benefit Adjustment		Hedging Activities	Accumulated Other Comprehensive Income
Balance as of January 1, 2004	$41,299	$(3,990)		$67	$37,376
Change in period	32,527	(9,331)		(674)	22,522
Effect of exchange rate changes	—	(127)		—	(127)
Income tax benefit	—	1,803		136	1,939
Balance as of December 31, 2004	73,826	(11,645)		(471)	61,710
Change in period	(34,584)	88		301	(34,195)
Effect of exchange rate changes	—	699		—	699
Income tax expense	—	(695	)(1)	(109)	(804)
Balance as of December 31, 2005	39,242	(11,553)		(279)	27,410
Change in period	38,089	(51,800)		1,145	(12,566)
Effect of exchange rate changes	—	(817)		—	(817)
Income tax benefit (expense)	—	12,361		(298)	12,063
Balance as of December 31, 2006	$77,331	$(51,809)		$568	$26,090

(1)          Represents tax effect on German pension amounts, not previously tax-effected related to net operating loss carryforwards.

(12) Derivative Financial Instruments:

The Company recognizes all derivative financial instruments, including foreign exchange contracts and interest rate swaps, in the consolidated financial statements at fair value in accordance with SFAS No. 133.

In 2005 the Company began to enter into forward contracts to hedge the value of the U.S. dollar cash flow at locations that do not have the U.S. dollar as their functional currency but conduct certain transactions in U.S. dollars. The objective of all outstanding forward contracts is to hedge forecasted transactions in U.S. dollars through the cash settlement date. The Company enters forward contracts that mature from two to eighteen months after the contract date.

Changes in the fair value of derivative financial instruments are recognized in income or in stockholders’ equity as a component of comprehensive income depending on whether any transaction related to the hedged risk has occurred. The fair value estimates used to value the foreign exchange contracts are based on information available to management and were determined using quoted market prices and the discounted value of future cash flows.

Changes in fair values of derivatives that are accounted for as cash flow hedges are recorded in other comprehensive income. Any portion of the hedge that is deemed ineffective due to the absolute value of

III-47

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(12) Derivative Financial Instruments: (Continued)

the cumulative change in the derivative being greater than the cumulative change in the hedged item is recorded immediately in other income (expense) on the consolidated statement of income. There was no hedge ineffectiveness in 2006 or 2005.

During the year ended December 31, 2006 the Company recognized an increase in net sales of $483 due to the effects of hedge accounting for forward contracts. In addition, the Company recognized additional other expense of $327 as a result of the forward contracts.

At December 31, 2006 the Company expects to reclassify $643 of gains, net of tax, on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months due to the actual fulfillment of forecasted transactions.

Interest rate swaps, which are designated as cash flow hedges, are used by the Company to establish fixed interest rates on outstanding borrowings. At December 31, 2006 and 2005, the Company had three interest rate swaps outstanding that mature at various dates through March 2009. The combined notional amount of the three contracts was 4,686 and 6,769 euros at December 31, 2006 and 2005, respectively. There is no ineffectiveness of the interest rate swaps and therefore, the changes in fair value of the derivatives of $74 and $221, net of deferred taxes, were recorded in accumulated other comprehensive income at December 31, 2006 and 2005, respectively.

(13) Long-Term Incentive Plan:

The Company’s 1998 Long-Term Incentive Plan (1998 Incentive Plan) provides for the grant of stock options, stock appreciation rights, restricted stock, performance units, performance shares, and other incentive awards to officers and key employees. The total number of shares of common stock that may be subject to awards or be issued under the 1998 Incentive Plan shall not exceed 2,400,000 shares, of which no more than 1,200,000 shares may be issued as restricted stock. The settlement of performance units is in shares of company stock or cash as determined by the Compensation Committee of the Board of Directors. The performance units entitle the participants to receive an amount equal to the Company’s dividends during the vesting period.

In December 2005 the Board of Directors approved the adoption of the Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan (2006 Incentive Plan), which was approved by the stockholders at the annual meeting in June 2006. The 2006 Incentive Plan provides for grants similar to those under the 1998 Incentive Plan and qualifies certain awards for the performance-based exception to obtain favorable tax treatment. The total number of shares of common stock that may be issued under the 2006 Incentive Plan shall not exceed 3,500,000 shares. In February 2006 the Compensation Committee granted 346,013 performance units under the 2006 Incentive Plan, 260,862 of which would be settled 100% in company stock with shares withheld having a value to meet the minimum statutory withholding requirements and 85,151 performance units granted to certain individuals that would be settled as cash. The units to be settled in cash are accounted for as liability units, with the remainder of the units accounted for as equity units.

III-48

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(13) Long-Term Incentive Plan: (Continued)

The following chart summarizes performance unit activity under the Plan for the year ended December 31, 2006:

	Number	Weighted Average Grant Date Fair Value	Weighted Average Vesting Period in Years
Units Outstanding at January 1	948,029	$18.42	2.8
Units settled	(257,164)	16.98	2.0
Units granted	260,862	25.93	3.0
Units forefeited	(17,033)	21.74	3.0
Units Outstanding at December 31	934,694	20.85	3.0

Cash Units	Number	Fair Value	Weighted Average Vesting Period in Years
Units Outstanding at January 1	—	—	—
Units granted	85,151	$32.25	3.0
Units Outstanding at December 31	85,151	$32.25	3.0

The Compensation Committee sets performance goals for each performance unit grant and depending on the extent to which these goals are met will determine the number of performance units that will be paid out to the participants. Based on performance results for 2004 through 2006 the performance units granted in 2004 are expected to be settled at 190% or the equivalent of approximately 700,000 shares.

In February 2005 the Compensation Committee of the Board of Directors determined that performance units outstanding, after settlement of the awards related to the 2004 performance, would be settled 100% in company stock with a value withheld to meet the minimum statutory withholding requirements of the Company in the countries where the individual participants pay tax. In accordance with SFAS No. 123R, “Share-Based Payment,” this change was a modification of the original award and therefore these units are being accounted for as equity units with compensation expense recognized based on the fair value of the Company’s stock price at the modification date. The liability accrued in previous years related to the modified performance units was reclassified to additional paid-in-capital at the time the awards were modified.

In February 2004 the Board of Directors approved granting approximately 323,000 performance units under the 1998 Incentive Plan to replace all performance units and stock options previously granted, as the original targets established for those grants were no longer deemed reasonable due to unforeseen economic conditions. In addition, on that date, the Board of Directors approved granting approximately 385,000 additional performance units under the 1998 Incentive Plan. In 2004 compensation cost related to the units to be distributed in company stock and in cash had been recognized based on the fair value of the equity instruments at the performance unit grant date and fair value at December 31, 2004, respectively.

III-49

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(13) Long-Term Incentive Plan: (Continued)

In accordance with SFAS No. 123R, “Share-Based Payment,” compensation expense is recognized over the vesting period of three years, measured based on the market price of the Company’s stock at the date of grant or modification, with an offsetting increase in additional paid-in capital. The expense related to the performance units granted under the 2006 Incentive Plan was based on the market price of the Company’s stock as of June 1, 2006, the time the 2006 Incentive Plan was approved by the Company’s stockholders. The expense related to the grants that will be settled in cash is based on the market price of the Company’s stock as of the balance sheet date. Compensation expense recognized in selling, general, and administrative expenses in conjunction with the performance units outstanding was $6,827, $9,499, and $10,458 in 2006, 2005, and 2004, respectively. The tax benefits recognized related to this expense was $2,468, $3,506, and $4,125 in 2006, 2005, and 2004, respectively. The Company expects to recognize approximately $10,800 of additional expense through 2008 related to the outstanding performance units under these two plans.

The Company also has a Non-employee Director Stock Option and Restricted Stock Plan which permits the granting of non-qualified stock options and restricted common stock to directors of the Company who are not employees of the Company. The total number of shares of common stock to be issued under this plan shall not exceed 250,000 shares.

Under the Non-employee Director Stock Option and Restricted Stock Plan the Company awarded, 13,500 shares of restricted stock to non-employee directors in 2006, 2005, and 2004. The restricted stock awards entitle the participants to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. The value of each award was established based on the market value of the stock as of the grant date. The shares vest over three years. Prior to the adoption of SFAS No. 123R, unearned compensation related to the restricted stock was shown as a reduction of stockholders’ equity. The Company adopted SFAS No. 123R using a modified prospective application which requires that any unearned compensation related to awards prior to the adoption of SFAS No. 123R be eliminated against the appropriate equity account on the consolidated balance sheet. Compensation expense is computed based on the market value of the restricted shares at the grant date, which is amortized ratably over the vesting period of the grants. Compensation expense recognized in conjunction with the restricted stock outstanding in 2006, 2005, and 2004 amounted to $243, $184, and $128, respectively.

(14) Related Party Transactions:

In connection with the acquisition of Danfoss Fluid Power on May 3, 2000, the Company entered into several agreements with Danfoss A/S to purchase ongoing operational services from Danfoss A/S. These services include rental of shared facilities, administrative support and information technology support. These fees are paid on a monthly basis. Total expense recognized for goods and services purchased from Danfoss A/S for 2006, 2005, and 2004 was approximately $63,400, $52,900, and $51,800, respectively. At December 31, 2006 and 2005 approximately $10,700 and $8,000 owed to Danfoss A/S is included in accounts payable on the consolidated balance sheet. Payments required under these agreements as of December 31, 2006, during the years ending 2007 though 2011 and 2012 and thereafter, are $7,583, $7,582, $7,580, $7,588, $7,597, and $17,029, respectively.

III-50

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(14) Related Party Transactions: (Continued)

The Company purchases inventory components from Shanghai Hydraulics and Pneumatics, a minority interest owner in an entity included in the Company’s consolidated financial statements. Purchases were approximately $3,200, $3,300, and, $2,600 in 2006, 2005, and 2004, respectively.

In addition, the Company sold product totaling approximately $4,600, $5,400 and $6,000 in 2006, 2005, and 2004, respectively, to Daikin Industries Ltd. (Daikin), a minority interest owner in an entity consolidated by the Company. The Company also purchases inventory components and ongoing operational services from Daikin. These services include shared facilities and administrative support. Total expense recognized for goods and services purchased from Daikin in 2006, 2005, and 2004 were approximately $5,900, $6,600 and $6,900, respectively.

The Company had advertising expense of $150 in 2004 to sponsor a competitive sailing yacht owned by a director of the Company. In 2005 the Company also contributed $350 to a science park principally sponsored by a shareholder of Danfoss A/S. In addition, the Company had sales to Faun Umwelttechnik GmbH & Co., a company owned by a director, of $1,200, $900 and $800 in 2006, 2005 and 2004, respectively.

(15) Commitments, Contingencies, and Guarantees:

The Company leases certain facilities and equipment under operating leases, many of which contain renewal options. Total rental expense on all operating leases during 2006, 2005, and, 2004 was $18,490, $16,429, and $17,678, respectively. Rent is expensed on a straight-line basis over the term of the leases.

Minimum future rental commitments under all noncancelable operating leases as of December 31, 2006, during the years ending 2007 through 2011 and for 2012 and thereafter, are $10,956, $8,819, $6,730, $3,517, $1,496, and $22,871, respectively.

The Company also leases certain facilities and equipment under capital leases. The liability related to these capital leases is included in current other accrued liabilities and other long-term liabilities on the consolidated balance sheets. Minimum future lease payments under all noncancelable capital leases as of December 31, 2006, during the years ending 2007 through 2011 and for 2012 and thereafter, are $1,131, $1,139, $1,129, $999, $876, and $13,802, respectively.

The Company, from time to time, is involved in various legal matters considered normal in the course of its business. The Company intends to vigorously defend against all such claims. It is the Company’s policy to accrue for amounts related to these matters if it is probable that a liability has been incurred and an amount can be reasonably estimated. Although the outcome of such matters cannot be predicted with certainty and no assurances can be given with respect to such matters, the Company believes that the outcome of these matters in which it is currently involved will not have a materially adverse effect on its results of operations, liquidity or financial position.

III-51

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(16) Quarterly Financial Data (Unaudited):

Summarized quarterly data is set forth in the following table:

	Quarter
	First	Second	Third	Fourth	Total
2006
Net sales	$483,959	$469,856	$381,895	$403,378	$1,739,088
Gross profit	115,972	118,475	82,500	79,817	396,764
Net income (loss)	25,221	23,510	7,078	(2,061)	53,748
Basic net income (loss) per common share (1)	$0.54	$0.49	$0.15	$(0.04)	$1.13
Diluted net income (loss) per common share (1)	$0.54	$0.49	$0.15	$(0.04)	$1.11
2005
Net sales	$422,585	$438,096	$342,032	$345,103	$1,547,816
Gross profit	98,988	109,376	76,205	73,177	357,746
Net income	10,810	19,562	4,292	4,051	38,715
Basic net income per common share	$0.23	$0.41	$0.09	$0.09	$0.82
Diluted net income per common share	$0.23	$0.41	$0.09	$0.08	$0.81
2004
Net sales	$361,054	$379,117	$324,729	$339,259	$1,404,159
Gross profit	87,677	106,187	77,811	74,409	346,084
Net income (loss)	11,023	21,607	7,744	(7,188)	33,186
Basic and diluted net income (loss) per common share	$0.23	$0.46	$0.16	$(0.15)	$0.70

(1)          Basic and diluted net income (loss) per common share is computed independently for each of the periods presented. Accordingly, the sum of the quarterly basic and diluted net income (loss) per common share may not agree to the annual total.

(17) Segment and Geographic Information:

The Company reports its operating segments around its various product lines of Propel, Work Function and Controls. Propel products include hydrostatic transmissions and related products that transmit the power from the engine to the wheel to propel a vehicle. Work Function products include steering motors as well as gear pumps and motors that transmit power for the work functions of the vehicle. Controls products include electrohydraulic controls, microprocessors, electric motors, and valves that control and direct the power of a vehicle. Segment costs in Global Services relate to internal global service departments and include costs such as consulting for special projects, tax and accounting fees paid to outside third parties, certain insurance premiums, and amortization of intangible assets from certain business combinations.

III-52

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(17) Segment and Geographic Information: (Continued)

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates individual segment performance based on segment income or loss defined as the respective segment’s portion of the total Company’s net income, excluding net interest expense, income taxes, minority interest, and equity in net earnings of affiliates. The following table presents the significant items by operating segment for the results of operations for the years ended December 31, 2006, 2005, and 2004, respectively:

	Propel	Work Function	Controls	Global Services	Total
2006
Trade sales	$839,306	$471,379	$428,403	$—	$1,739,088
Segment income (loss)	111,762	16,509	42,680	(60,553)	110,398
Interest expense					(18,415)
Interest income					654
Minority interest					(21,617)
Income before income taxes					71,020
Depreciation and amortization	42,822	29,190	18,399	5,254	95,665
Total assets	405,847	335,843	242,724	324,741	1,309,155
Capital expenditures	42,934	39,050	29,393	4,867	116,244
2005
Trade sales	$751,134	$430,668	$366,014	$—	$1,547,816
Segment income (loss)	106,376	6,345	31,436	(60,140)	84,017
Interest expense					(17,540)
Interest income					1,887
Minority interest					(18,657)
Income before income taxes					49,707
Depreciation and amortization	38,636	27,408	17,190	5,088	88,322
Total assets	397,950	321,738	256,958	194,267	1,170,913
Capital expenditures	39,285	33,043	19,454	3,465	95,247
2004
Trade sales	$656,482	$412,046	$335,631	$—	$1,404,159
Segment income (loss)	89,992	20,840	24,680	(47,654)	87,858
Interest expense					(18,403)
Interest income					988
Minority interest					(21,522)
Income before income taxes					48,921
Depreciation and amortization	34,564	24,466	14,789	8,544	82,363
Total assets	417,684	340,272	269,378	184,247	1,211,581
Capital expenditures	28,156	21,838	14,122	15,141	79,257

III-53

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005, and 2004
(Dollars in thousands, except per share data)

(17) Segment and Geographic Information: (Continued)

A summary of the Company’s net sales and long-lived assets by geographic area is presented below:

	Net Sales (1)			Long-Lived Assets (2)
	2006	2005	2004	2006	2005
United States	$734,844	$679,849	$598,007	$181,242	$174,201
Germany	166,756	145,521	134,513	64,743	56,687
Italy	118,334	100,641	100,072	31,892	28,222
Denmark (3)	19,362	22,747	22,187	192,271	188,109
Other countries	699,792	599,058	549,380	175,485	168,603
Total	$1,739,088	$1,547,816	$1,404,159	$645,633	$615,822

(1)          Net sales are attributed to countries based on location of customer.

(2)          Long-lived assets include property, plant and equipment net of accumulated depreciation, goodwill, intangible assets net of accumulated amortization, and certain other long-lived assets.

(3)          Majority of this country’s sales are shipped outside of the home country where the product is produced.

No single customer accounted for 10% or more of total consolidated sales in any year presented.

III-54

Report of Management

Management Oversight

Sauer-Danfoss believes that good corporate governance promotes ethical business practices, demands meticulous accounting policies and procedures, and includes a structure with effective checks and balances. The management of Sauer-Danfoss Inc. is responsible for the integrity and objectivity of the financial information presented in this annual report on Form 10-K. Sauer-Danfoss believes that the consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States applying certain estimates and judgments as required.

Our management is responsible for establishing and maintaining a system of internal controls over financial reporting. This system is augmented by written policies and procedures, careful selection and training of financial management personnel, a continuing management commitment to the integrity of the system, and through examinations by an internal audit function that coordinates its activities with the Company’s independent auditors.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Independent Oversight

All of our directors are skilled business leaders. The members of the Board and each committee have express authority to retain outside advisors. The Board and each committee perform annual self-evaluations in order to assess their performance and to ensure that the Board and committee structure is providing effective oversight of corporate management.

Our Audit Committee is composed entirely of independent outside directors. The Committee meets periodically with management, the internal auditors, and the independent auditors, both separately and jointly, to discuss internal accounting controls and the quality of financial reporting. To ensure complete independence, the internal auditors and representatives of KPMG LLP have full access to meet with the Audit Committee, with or without management representatives present, to discuss the results of their audits and their opinions on the adequacy of internal controls and the quality of financial reporting. The Audit Committee has the direct responsibility for the appointment of the independent registered accounting firm to be retained for the coming year, subject to stockholder approval.

Disclosure Controls

We have established rigorous procedures to ensure that we provide complete and accurate disclosure in our publicly filed documents. Our Disclosure Committee, made up of key individuals from various corporate functions, has been in place for the past few years. This Committee meets at least quarterly to review public filings, and earnings releases, and to discuss any potential disclosure issues that may arise. We have established a “whistle-blower” hotline for employees, customers, suppliers or any stakeholder anywhere in the world to anonymously submit any concern they may have regarding corporate controls or ethical breaches. All complaints are investigated, and where necessary, concerns involving our financial statements, public disclosures or management are directed to our Audit Committee.

III-55

Code of Legal and Ethical Business Conduct

The Sauer-Danfoss Code of Legal and Ethical Business Conduct is based not just solely on what we have a right to do, but even more importantly, on what is the right thing to do. Annually, we reiterate the vital importance of our Code of Legal and Ethical Business Conduct by requiring employees in key functional areas to certify their compliance with the standards of the Code.

David J. Anderson	Karl J. Schmidt
President and Chief Executive Officer	Executive Vice President and
Chief Financial Officer

III-56

Report of Independent Registered Public Accounting Firm

To the Shareholders of Sauer-Danfoss Inc.:

We have audited the accompanying consolidated balance sheets of Sauer-Danfoss Inc. and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sauer-Danfoss Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As disclosed in Notes 1 and 8 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans, on December 31, 2006.

We also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2007, expressed an unqualified opinion on management’s assessment of, and effective operations of, internal control over financial reporting.

/s/ KPMG LLP

Des Moines, Iowa
March 12, 2007

III-57

Report of Independent Registered Public Accounting Firm

The Board of Directors and
Stockholders of Sauer-Danfoss Inc:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting appearing under Item 9A, that Sauer-Danfoss Inc. (a Delaware corporation) and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Sauer-Danfoss Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

III-58

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sauer-Danfoss Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated March 12, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Des Moines, Iowa
March 12, 2007

III-59

SELECTED FINANCIAL DATA

	2006	2005	2004	2003	2002
	(in millions except per share and employee data)
Operating Data:
Net Sales	$1,739.1	$1,547.8	$1,404.2	$1,126.8	$952.3
Gross profit	396.8	357.7	346.1	252.4	219.0
Selling, general and administrative	215.6	217.1	200.2	156.7	128.6
Research and development	61.9	58.7	51.9	43.4	37.8
Impairment charges and loss on disposal of fixed assets	3.2	1.4	2.1	5.3	0.4
Total operating expenses	280.7	277.2	254.2	205.4	166.8
Total interest expense, net	17.8	15.7	17.4	17.4	17.2
Net income	53.7	38.7	33.2	11.2	13.7
Per Share Data:
Income per common share, basic	$1.13	$0.82	$0.70	$0.24	$0.29
Income per common share, diluted	$1.11	$0.81	$0.70	$0.24	$0.29
Cash dividends declared per share	$0.60	$0.48	$0.34	$0.28	$0.28
Weighted average basic shares outstanding	47.7	47.5	47.4	47.4	47.4
Weighted average diluted shares outstanding	48.2	47.8	47.5	47.5	47.4
Balance Sheet Data:
Inventories	$272.3	$238.9	$241.6	$198.9	$164.7
Property, plant and equipment, net	504.0	450.4	478.5	452.9	435.1
Total assets	1,309.2	1,170.9	1,211.6	1,101.8	970.5
Total debt	349.6	332.3	345.1	355.5	318.3
Stockholders’ equity	466.0	438.9	444.1	397.2	367.3
Debt to total capital (1)	40.2%	40.4%	41.6%	45.3%	44.7%
Other Data:
Backlog (at year-end)	$632.4	$504.2	$467.4	$408.6	$382.8
Depreciation and amortization	95.7	88.3	82.4	80.4	72.6
Capital expenditures	116.2	95.2	79.3	60.0	42.3
EBITDA (2)	206.1	172.3	170.2	124.0	121.8
Cash flows from (used in):
Operating activities	167.9	116.3	124.8	95.6	98.3
Investing activities	(109.3)	(93.3)	(75.5)	(65.0)	(66.3)
Financing activities	(45.0)	(20.1)	(53.3)	(28.8)	(34.4)
Number of employees (at year end)	9,167	8,614	8,275	7,409	7,207

(1)          The debt to total capital ratio represents the percentage of total capital attributable to external financing. As such, the denominator of the ratio includes the total debt and total stockholders’ equity shown here as well as the minority interest presented on the balance sheet.

(2)          EBITDA represents net income plus net interest expense, income tax expense (benefit), depreciation and amortization, and minority interest. EBITDA may not be comparable to similarly titled measures reported by other companies. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which are determined in accordance with accounting principles generally accepted in the United States, it is included herein to provide additional information as management of the Company believes it provides an indication with respect to the ability of Sauer-Danfoss to meet its future debt service, capital expenditures, and

III-60

working capital requirements. The following table further demonstrates how EBITDA is derived from cash flows from operating activities:

	2006	2005	2004	2003	2002
Cash flows from operating activities	$167.9	$116.3	$124.8	$95.6	$98.3
Cumulative effect of change in accounting principle	—	—	—	—	(0.7)
Increase (decrease) in operating assets and liabilities, excluding the effects of acquisitions
Accounts receivable, net	24.5	4.8	30.8	5.6	(2.8)
Inventories	14.2	24.9	23.5	7.6	(1.1)
Accounts payable	(27.2)	13.3	(22.7)	(6.1)	(2.5)
Accrued liabilities	(8.5)	(17.6)	(10.2)	(6.2)	(4.1)
Deferred income taxes and other	0.1	3.9	(9.1)	10.6	10.3
Interest expense, net	17.8	15.7	17.4	17.4	17.2
Tax expense (benefit)	17.3	11.0	15.7	(0.5)	7.2
EBITDA	$206.1	$172.3	$170.2	$124.0	$121.8

III-61

Chairman, Vice Chairman and Chairman Emeritus

Jørgen M. Clausen
Chairman

Sven Murmann
Vice Chairman

Klaus H. Murmann
Chairman Emeritus

Executive Officers

David J. Anderson
President and Chief Executive Officer

Hans J. Cornett
Executive Vice President and Chief Marketing Officer

Thomas K. Kittel
Executive Vice President and President—Propel Division

Karl J. Schmidt
Executive Vice President and Chief Financial Officer

Wolfgang Schramm
Executive Vice President and President—Controls Division

James R. Wilcox
Executive Vice President and President—Work Function Division

Ronald C. Hanson
Vice President—Human Resources

Henrik Krabsen
Vice President—Valves

Finn Lyhne
Vice President—Electric Drives

Kenneth D. McCuskey
Vice President and Chief Accounting Officer, Secretary

Albert Zahalka
Vice President—Mobile Electronics

Charles M. Cohrs
Treasurer

Board of Directors

Ole Steen Andersen
Executive Vice President and Chief Financial Officer—Danfoss A/S

David J. Anderson [1]
President and Chief Executive Officer—
Sauer-Danfoss Inc.

Jørgen M. Clausen [1, 2]
President and Chief Executive Officer—Danfoss A/S

Nicola Keim
Lawyer by Profession

Johannes F. Kirchhoff [3]
Managing Director—
FAUN Umwelttechnik GmbH & Co. KG

Hans Kirk
Executive Vice President and Chief Development Officer—Danfoss A/S

F. Joseph Loughrey [3]
President and Chief Operating Officer—Cummins Inc.

Klaus H. Murmann [2]
Chairman Emeritus—Sauer-Danfoss Inc.

Sven Murmann [1]
Managing Director—Sauer Holding GmbH

Steven H. Wood [3]
Chief Financial Officer—Becker-Underwood, Inc.

[1] Member of Executive Committee
[2] Member of Nominating Committee
[3] Member of Audit Committee and

Compensation Committee

III-62

Corporate Data

Stockholder Information

Annual Meeting

The annual meeting of Company stockholders will be held at 8:30 a.m. on June 14, 2007 at:

Sauer-Danfoss GmbH & Co. OHG

Krokamp 35

Neumünster, Germany

Transfer Agent

Wells Fargo Bank, N.A.

Shareowner Services

161 North Concord Exchange

South St. Paul, Minnesota 55075

Phone: 800-468-9716

For information about accounts, stock certificates, transfers or dividend checks, contact Wells Fargo Stock Transfer, Shareowner Relations.

Website: https://www.wellsfargo.com/com/shareowner_services

Investor Relations

In the U.S.: Kenneth D. McCuskey Sauer-Danfoss Inc. 2800 East 13th Street Ames, Iowa 50010 Phone: 515-239-6364 e-mail: kmccuskey@sauer-danfoss.com	In Europe: John N. Langrick Sauer-Danfoss Inc. Krokamp 35 24539 Neumünster Germany Phone: 49 4321 871 190 e-mail: jlangrick@sauer-danfoss.com

Company Website

www.sauer-danfoss.com

Stock Exchange

Sauer-Danfoss Inc. common stock is listed on the New York Stock Exchange (SHS).

Form 10-K
The Form 10-K annual report to the Securities and Exchange Commission is available to stockholders upon written request to Sauer-Danfoss Inc. Investor Relations, 2800 E. 13th Street, Ames, Iowa  50010.

Independent Registered Public Accounting Firm
KPMG LLP
Des Moines, Iowa

III-63